   AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON SEPTEMBER 5, 1996

                                                      REGISTRATION NO. 333-07573
- --------------------------------------------------------------------------------
- --------------------------------------------------------------------------------

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                            ------------------------

                                AMENDMENT NO. 3

                                       TO

                                    FORM S-1
                             REGISTRATION STATEMENT
                                     UNDER
                           THE SECURITIES ACT OF 1933
                            ------------------------

                                GARGOYLES, INC.
             (EXACT NAME OF REGISTRANT AS SPECIFIED IN ITS CHARTER)

             WASHINGTON                             3851                             91-1247269
      (STATE OF INCORPORATION)          (PRIMARY STANDARD INDUSTRIAL              (I.R.S. EMPLOYER
                                        CLASSIFICATION CODE NUMBER)            IDENTIFICATION NUMBER)

                            5866 SOUTH 194TH STREET
                             KENT, WASHINGTON 98032
                                 (206) 872-6100
   (ADDRESS AND TELEPHONE NUMBER OF REGISTRANT'S PRINCIPAL EXECUTIVE OFFICES)
                            ------------------------

                                STEVEN R. KINGMA
                    VICE PRESIDENT, CHIEF FINANCIAL OFFICER,
                            SECRETARY AND TREASURER
                                GARGOYLES, INC.
                            5866 SOUTH 194TH STREET
                             KENT, WASHINGTON 98032
                                 (206) 872-6100
           (NAME, ADDRESS AND TELEPHONE NUMBER OF AGENT FOR SERVICE)
                            ------------------------

                                   COPIES TO:

        STEWART M. LANDEFELD                  CYNTHIA L. POPE                   MICHAEL J. ERICKSON
         L. MICHELLE WILSON                114 W. Magnolia Street                 LAURA A. BERTIN
            Perkins Coie                         4th Floor                       JONATHAN K. WRIGHT
   1201 Third Avenue, 40th Floor        Bellingham, Washington 98225     Heller, Ehrman, White & McAuliffe
   Seattle, Washington 98101-3099              (360) 671-5939                   6100 Columbia Center
           (206) 583-8888                                                         701 Fifth Avenue
                                                                             Seattle, Washington 98104
                                                                                   (206) 447-0900

                            ------------------------

     Approximate date of commencement of proposed sale to the public: AS SOON AS PRACTICABLE AFTER THIS REGISTRATION STATEMENT BECOMES EFFECTIVE.
     If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box. / /
     If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act of 1933, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. / /
- ------------------
     If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act of 1933, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. / /
- ------------------
     If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. / /
                            ------------------------

                        CALCULATION OF REGISTRATION FEE
- --------------------------------------------------------------------------------


- -----------------------------------------------------------------------------------------------------------------
                                                       PROPOSED MAXIMUM     PROPOSED MAXIMUM       AMOUNT OF
     TITLE OF EACH CLASS OF         AMOUNT TO BE        OFFERING PRICE     AGGREGATE OFFERING     REGISTRATION
  SECURITIES TO BE REGISTERED       REGISTERED(1)        PER SHARE(2)           PRICE(2)             FEE(3)
- -----------------------------------------------------------------------------------------------------------------
Common Stock, no par value......   3,285,716 shares         $15.00             $49,285,740          $16,996
- -----------------------------------------------------------------------------------------------------------------
- -----------------------------------------------------------------------------------------------------------------



(1) Includes 428,571 shares that the Underwriters have the option to purchase to cover over-allotments, if any.

(2) Estimated solely for the purpose of calculating the registration fee in accordance with Rule 457(c).

(3) $15,863 of such amount was paid in connection with the registrant's initial filing.

                            ------------------------
     THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(A) OF
THE SECURITIES ACT OF 1933 OR UNTIL THIS REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SAID SECTION 8(A), MAY DETERMINE.
- --------------------------------------------------------------------------------
- --------------------------------------------------------------------------------

                                GARGOYLES, INC.

                             CROSS-REFERENCE SHEET

                   PURSUANT TO ITEM 501(b) OF REGULATION S-K

                 ITEMS OF FORM S-1                            LOCATION IN PROSPECTUS
- ---------------------------------------------------  ----------------------------------------
  Item 1.  Forepart of the Registration Statement
             and Outside Front Cover Page of
             Prospectus............................  Outside Front Cover Page
  Item 2.  Inside Front and Outside Back Cover
             Pages of Prospectus...................  Inside Front and Outside Back Cover
                                                     Pages
  Item 3.  Summary Information, Risk Factors and
             Ratio of Earnings to Fixed Charges....  Prospectus Summary; Risk Factors
  Item 4.  Use of Proceeds.........................  Use of Proceeds
  Item 5.  Determination of Offering Price.........  Outside Front Cover Page; Risk Factors;
                                                       Underwriting
  Item 6.  Dilution................................  Risk Factors; Dilution
  Item 7.  Selling Security Holders................  Principal and Selling Shareholders
  Item 8.  Plan of Distribution....................  Outside and Inside Front Cover Pages;
                                                       Underwriting
  Item 9.  Description of Securities to Be
             Registered............................  Description of Capital Stock
 Item 10.  Interests of Named Experts and
             Counsel...............................  Not Applicable
 Item 11.  Information With Respect to the
             Registrant............................  Outside and Inside Front Cover Pages;
                                                       Prospectus Summary; Risk Factors; The
                                                       Company; Dividend Policy;
                                                       Capitalization; Selected Financial
                                                       Data; Pro Forma Financial Information;
                                                       Management's Discussion and Analysis
                                                       of Financial Condition and Results of
                                                       Operations; Business; Management;
                                                       Certain Transactions; Principal and
                                                       Selling Shareholders; Shares Eligible
                                                       for Future Sale; Legal Matters;
                                                       Experts; Additional Information;
                                                       Consolidated Financial Statements
 Item 12.  Disclosure of Commission Position on
             Indemnification for Securities Act
             Liabilities...........................  Not Applicable

     INFORMATION CONTAINED HEREIN IS SUBJECT TO COMPLETION OR AMENDMENT. A REGISTRATION STATEMENT RELATING TO THESE SECURITIES HAS BEEN FILED WITH THE SECURITIES AND EXCHANGE COMMISSION. THESE SECURITIES MAY NOT BE SOLD NOR MAY OFFERS TO BUY BE ACCEPTED PRIOR TO THE TIME THE REGISTRATION STATEMENT BECOMES EFFECTIVE. THIS PROSPECTUS SHALL NOT CONSTITUTE AN OFFER TO SELL OR THE SOLICITATION OF AN OFFER TO BUY NOR SHALL THERE BE ANY SALE OF THESE SECURITIES IN ANY STATE IN WHICH SUCH OFFER, SOLICITATION OR SALE WOULD BE UNLAWFUL PRIOR TO REGISTRATION OR QUALIFICATION UNDER THE SECURITIES LAWS OF ANY SUCH STATE.


                 SUBJECT TO COMPLETION, DATED SEPTEMBER 4, 1996


PROSPECTUS

                                2,857,145 SHARES



                                      LOGO

                                  COMMON STOCK

                               ------------------

                                      LOGO

     Of the 2,857,145 shares of Common Stock offered hereby (the "Offering"), 1,785,715 shares are being sold by Gargoyles, Inc. (the "Company" or "Gargoyles") and 1,071,430 shares are being sold by certain shareholders (the "Selling Shareholders"). See "Principal and Selling Shareholders." The Company will not receive any of the proceeds from the sale of shares by the Selling Shareholders.



     Prior to the Offering, there has not been a public market for the Common Stock of the Company. It is currently estimated that the initial public offering price will be between $13.00 and $15.00 per share. See "Underwriting" for information relating to the factors to be considered in determining the initial public offering price. The Common Stock has been approved for quotation on the Nasdaq National Market under the symbol "GOYL," subject to official notice of issuance.


                            ------------------------

     SEE "RISK FACTORS" BEGINNING ON PAGE 7 FOR A DISCUSSION OF CERTAIN FACTORS THAT SHOULD BE CONSIDERED BY PROSPECTIVE PURCHASERS OF THE COMMON STOCK OFFERED HEREBY.

                            ------------------------

THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND
  EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE
     SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION
       PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY
        REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.
- --------------------------------------------------------------------------------
- --------------------------------------------------------------------------------

                                                  UNDERWRITING                         PROCEEDS TO
                                  PRICE TO       DISCOUNTS AND      PROCEEDS TO          SELLING
                                   PUBLIC        COMMISSIONS(1)      COMPANY(2)      STOCKHOLDER(2)

- ------------------------------------------------------------------------------------------------------
Per Share..................          $                 $                 $                  $
- ------------------------------------------------------------------------------------------------------
Total(3)...................          $                 $                 $                  $
                             -                 -                 -                 -

- --------------------------------------------------------------------------------
- --------------------------------------------------------------------------------
(1) For information regarding indemnification of the Underwriters, see "Underwriting."


(2) Before deducting expenses estimated at $1,100,000, of which $1,050,000 are payable by the Company and $50,000 are payable by the Selling Shareholders.



(3) The Company and the Selling Shareholders have granted the Underwriters a 30-day option to purchase up to 428,571 additional shares of Common Stock solely to cover over-allotments, if any. See "Underwriting." If such option is exercised in full, the total Price to Public, Underwriting Discounts and Commissions, Proceeds to Company and Proceeds to Selling Shareholders will
    be $          , $          , $          and $          , respectively.


                            ------------------------

     The shares of Common Stock are being offered by the several Underwriters named herein, subject to prior sale, when, as and if accepted by them and subject to certain conditions. It is expected that certificates for the shares of Common Stock offered hereby will be available for delivery on or
about            , 1996, at the office of Smith Barney Inc., 333 West 34th
Street, New York, New York 10001.

                            ------------------------

SMITH BARNEY INC.                                  ROBERTSON, STEPHENS & COMPANY

                 , 1996

     [gatefold cover with three pages of photographs depicting Gargoyles products and athletic endorsements]

    IN CONNECTION WITH THE OFFERING, THE UNDERWRITERS MAY OVER-ALLOT OR EFFECT TRANSACTIONS WHICH STABILIZE OR MAINTAIN THE MARKET PRICE OF THE COMMON STOCK OFFERED HEREBY AT A LEVEL ABOVE THAT WHICH MIGHT OTHERWISE PREVAIL IN THE OPEN MARKET. SUCH TRANSACTIONS MAY BE EFFECTED ON THE NASDAQ NATIONAL MARKET, IN THE OVER-THE-COUNTER MARKET OR OTHERWISE. SUCH STABILIZING, IF COMMENCED, MAY BE DISCONTINUED AT ANY TIME.


     There can be no assurance that athletes who currently endorse Gargoyles, Inc. products will continue to do so in the future.

                               PROSPECTUS SUMMARY


     The following summary is qualified in its entirety by the more detailed information and consolidated financial statements, including the notes thereto, appearing elsewhere in this Prospectus. Prospective investors should carefully consider the information set forth under "Risk Factors." Unless otherwise indicated, the information contained in this Prospectus assumes (i) a 5.45-to-1 split of the Common Stock effective on August 29, 1996, and (ii) that the Underwriters' over-allotment option is not exercised. References herein to Gargoyles and the Company include certain predecessors and subsidiaries. See "The Company."


                                  THE COMPANY

     Gargoyles designs, manufactures and markets a broad line of performance and outdoor lifestyle-oriented sunglasses. The Company competes in the rapidly growing premium sunglass market by offering a diverse line of products at suggested retail prices of $80 to $190. The Company seeks to distinguish Gargoyles brand products in the marketplace by combining innovative styling with its patented dual lens toric curve technology, which the Company believes is the most advanced lens design currently available in wrap sunglasses. The Company believes these features appeal not only to active sports enthusiasts who favor the performance and comfort features of its products, but also to consumers who appreciate Gargoyles' distinctive styling and innovative designs. In addition, the Company recently acquired the Hobie sunglass line, a leading line of polarized sunglasses, which is one of the fastest emerging categories within the premium sunglass market. The Company also offers a popular line of protective eyewear focused primarily on the medical and dental market segments. The Company believes that the diversity of its product lines, combined with increasing awareness among consumers of the Gargoyles and Hobie brands and their attributes, has positioned it to capitalize on the strong growth potential in the domestic and international premium sunglass markets. The Company's net sales have increased at a compounded annual growth rate of 41% from 1992 through 1995. For the first six months of 1996, the Company achieved growth in net sales of 93% compared to the same period in the prior year.

     The Company was founded to develop a sunglass style that not only would cover and protect the eyes more effectively than traditional "flat" lens designs, but also would minimize distortion. In 1983, the Company completed the development of its patented dual lens toric curve technology. The complex geometry of the proprietary toric curve lens minimizes refraction associated with other wrap lens designs by allowing the transmission of light directly to the eye with virtually no change in direction. This dual lens design provides each eye with its own optical center of focus, permitting a wraparound design without sacrificing overall optical clarity or introducing distortion. The Company believes this proprietary technology offers the most advanced and optically correct sunglass lens design available in wrap sunglasses and provides a significant differential competitive advantage.

     In 1983, the Company introduced its first product based on this proprietary technology, the Gargoyles Classic. Until 1992, the Company was a successful single-product company with relatively few resources devoted to expanding its product line, and was dependent on independent manufacturers' representatives to sell its products. In May 1992, the Company began installing a new management team which has developed and implemented new operating and growth strategies designed to exploit the patented dual lens toric curve technology and to capitalize on the growth trends within the premium sunglass market. These strategies included an aggressive, innovative new product development program resulting in the introduction of numerous models, including 85s in 1993, Legends in 1994, Helios and Legends II in 1995, and Paladin, Octane and Vortex in 1996. In addition, the Company began investing in its own direct sales force in 1994 to expand distribution and gain more control over the sales process. The Company also initiated a strategy to enhance the Gargoyles brand image and promote the performance characteristics of its products by aggressively pursuing strategic endorsements from professional athletes such as Dale Earnhardt, Ken Griffey, Jr., Alexi Lalas and Scottie Pippen. The Company believes that these strategies have contributed to its rapid sales growth and have created a platform for the continued success of the Gargoyles brand.

     The Company has leveraged its infrastructure and direct sales force by adding new brands through acquisitions and licensing arrangements that can increase sales without commensurate increases in operating expenses. In particular, the Company acquired Hobie's sunglass business in February 1996 (the "Hobie Acquisition"), which broadened the Company's technology base to include polarized sunglasses. Further, in May 1996, the Company, together with the former president of Revo, Inc. ("Revo"), entered into a worldwide license agreement with The Timberland Company ("Timberland") to design, manufacture and market sunglasses under the Timberland brand name. The Company believes the worldwide appeal of the Timberland brand name will assist the Company in further penetrating the outdoor-lifestyle market segment. Management believes that the addition of these brands to the Company's portfolio of products will provide incremental synergies in sales, marketing, distribution, manufacturing and general and administrative expenses.

  Growth Strategies

     The Company's objective is to be one of the premier designers, manufacturers and marketers of performance and outdoor lifestyle-oriented premium sunglasses and protective eyewear. Management believes that its strategies have positioned the Company to achieve continued growth in revenues and earnings. Key elements of the Company's growth strategies include the following:

- - Capitalize on growth in premium sunglass market. The Company will continue to focus on increasing its penetration within the premium sunglass segment, which has grown approximately 82% from 1989 to 1995. Management believes that this segment will continue to experience rapid growth. The Company also expects to benefit from increasing penetration of the premium sunglass market by the Company's existing customers, including its largest customer, Sunglass Hut International, Inc. ("Sunglass Hut"). The Company believes that as large sunglass specialty retailers continue to grow, they will increasingly require well-capitalized vendors which are able to provide adequate product supply on a reliable basis.

- - Develop and introduce new products. The Company is committed to capitalizing on its existing market position and proprietary technology by developing new products and product line extensions that incorporate superior performance and unique styling. To support its new product initiatives, the Company maintains an active research and development effort, which has resulted in the introduction of eight product lines since 1993, including the Paladin, Octane and Vortex models in 1996. In 1997, the Company anticipates introducing a number of new products, including its lifestyle-oriented Timberland brand product line and several new Hobie brand polarized sunglass models.

- - Expand customer base. The Company is focused on expanding its customer base both domestically and internationally. The strategies of adding a direct sales force dedicated to selling the Company's products and adding manufacturers' representatives and distributors to supplement service to the sporting goods and optical store markets have resulted in significant growth in the number of its accounts. Since the addition of a direct sales force in 1994, the Company has added over 1,000 new accounts, and believes there are still significant opportunities to expand its customer base.

- - Focus on international expansion. The Company believes that international expansion represents a significant growth opportunity. International sales accounted for approximately 6% of the Company's net sales in 1995, a significantly lower penetration than that of the Company's primary competitors. The Company's international growth plans are based on developing international distribution networks and investing in overseas operations, where appropriate.

- - Selectively pursue acquisition and licensing opportunities. The Company seeks to acquire businesses or to create licensing arrangements with companies having high-quality products, strong brand names and growth potential. The focus of the Company's acquisition and licensing efforts is to (i) augment the Company's product lines, (ii) enhance the Company's distribution capabilities,
  (iii) leverage the Company's operating infrastructure, and (iv) access new technology. In particular, the Company's acquisition and integration of Hobie and its license agreement with Timberland provide new brand names and a broader customer base, and create distribution and operating synergies.

                                   THE OFFERING


Common Stock Offered Hereby by:
  The Company................................  1,785,715 shares
  The Selling Shareholders...................  1,071,430 shares
Common Stock to Be Outstanding After the
  Offering...................................  7,250,258 shares(1)
Use of Proceeds..............................  To repay outstanding indebtedness; to fund start-up costs for the Timberland product
                                               line; and for working capital and other
                                               general corporate purposes. See "Use of
                                               Proceeds."
Nasdaq National Market Symbol................  "GOYL"


- ---------------

(1) Excludes, as of July 31, 1996, 817,500 shares of Common Stock reserved for issuance pursuant to the Company's benefit plan, of which options to purchase 455,738 shares were outstanding with a weighted average exercise price of $3.72 per share, and 38,150 shares of Common Stock reserved for issuance pursuant to an outstanding warrant with an exercise price of $4.58 per share. See "Management -- Benefit Plan," "Description of Capital Stock" and "Certain Transactions."


     The Company was incorporated in 1983. The Company's headquarters are located at 5866 South 194th Street, Kent, Washington 98032, and its telephone number is (206) 872-6100.

     Gargoyles is a federally registered trademark of the Company. The Company has applied for federal registration of the marks Legends, Helios, Paladin, Vortex, Octane and the G design featured on the cover of this Prospectus. The Company has common-law trademark rights in the marks Classic, 85s, Legends II and Griffey Wrap. Timberland and the tree logo are registered trademarks of The Timberland Company. All other trademarks or registered trademarks appearing in this Prospectus are trademarks or registered trademarks of the respective companies that utilize them.

     This Prospectus contains certain forward-looking statements which involve known and unknown risks, uncertainties and other factors which may cause actual results, performance or achievements of the Company or industry trends to differ materially from those expressed or implied by such forward-looking statements. Such factors include, among others, those discussed in "Risk Factors" and elsewhere in this Prospectus.

                             SUMMARY FINANCIAL DATA


                                                             FISCAL YEAR ENDED
                                             -------------------------------------------------
                                                                                                 SIX MONTHS ENDED
                                                        NOVEMBER 30,                                 JUNE 30,
                                             ----------------------------------   DECEMBER 31,   -----------------
                                              1991     1992     1993     1994         1995        1995      1996
                                             ------   ------   ------   -------   ------------   -------   -------
                                                             (IN THOUSANDS, EXCEPT PER SHARE DATA)
STATEMENT OF OPERATIONS DATA:
  Net sales................................. $6,371   $6,317   $8,242   $11,083     $ 17,896     $ 9,124   $17,627
  Gross profit..............................  3,848    3,834    4,999     6,818       10,879       5,650    10,241
  Total operating expenses(1)...............  3,119    3,360    4,314     6,333       10,549       4,847    11,995
                                             ------   ------   ------   -------      -------      ------    ------
  Income (loss) from operations(2)..........    729      474      685       485          810       1,093    (1,460)
  Interest expense, net.....................    (60)     (35)     (55)     (176)      (1,043)       (391)   (1,161)
  Other income (charges)(3).................      5       87        2        --       (2,164)       (569)       --
                                             ------   ------   ------   -------      -------      ------    ------
  Income (loss) before income taxes.........    674      526      632       309       (2,397)        133    (2,621)
  Income tax provision (benefit)............     87      107       40        10         (100)          5        --
                                             ------   ------   ------   -------      -------      ------    ------
  Net income (loss)......................... $  587   $  419   $  592   $   299     $ (2,297)    $   128   $(2,621)
                                             ======   ======   ======   =======      =======      ======    ======
  Pro forma net income (loss)(4)............ $  424   $  380   $  415   $   179     $ (2,343)    $    82   $(2,621)
                                             ======   ======   ======   =======      =======      ======    ======
  Pro forma net income (loss) per
    share(5)................................ $ 0.07   $ 0.07   $ 0.07   $  0.03     $  (0.41)    $  0.01   $ (0.46)
  Shares used in computing pro forma net
    income (loss) per share(5)..............  5,694    5,694    5,694     5,694        5,694       5,694     5,699
SUPPLEMENTAL DATA:
  Pro forma net sales(6)....................                                        $ 21,940     $11,446   $17,938
  Adjusted pro forma net income(7)..........                                             616                 1,981
  Adjusted pro forma net income per
    share(8)................................                                        $   0.08               $  0.26



                                                                                       JUNE 30, 1996
                                                                                 --------------------------
                              BALANCE SHEET DATA:                                ACTUAL      AS ADJUSTED(9)
                                                                                 -------     --------------
  Working capital..............................................................  $(5,012)       $ 11,060
  Total assets.................................................................   21,818          23,818
  Short-term debt..............................................................   12,536              --
  Long-term debt, including current maturities.................................    7,241              --
  Shareholders' equity (deficit)...............................................   (6,160)         15,617


- ---------------
(1) Includes stock compensation expense of $250,000, $155,000 and $3.5 million for the year ended December 31, 1995 and the six months ended June 30, 1995 and 1996, respectively.

(2) Includes license income of $480,000, $290,000 and $294,000 for the year ended December 31, 1995 and the six months ended June 30, 1995 and 1996, respectively.

(3) Includes nonrecurring charges for recapitalization expenses of $574,000 for the year ended December 31, 1995 and the six months ended June 30, 1995 and provision for loss on affiliate of $1.6 million for the year ended December 31, 1995.

(4) Antone Manufacturing, Inc., an affiliated company, had previously been taxed as an S corporation. The pro forma net income amounts for all periods prior to 1996 reflect adjustments for income taxes as if Antone Manufacturing, Inc. had been taxed as a C corporation rather than an S corporation.

(5) See Note 1 to the Company's Consolidated Financial Statements for an explanation of the number of shares used in computing pro forma net income
    (loss) per share.

(6) Amounts give effect to the Hobie Acquisition as if such transaction had occurred at the beginning of the respective periods.

(7) Amounts give effect to the Hobie Acquisition and the application of the estimated net proceeds from the Offering as if such transactions had occurred at the beginning of the respective periods (see "Pro Forma Financial Information"), and reflect the elimination of certain nonrecurring charges of $2.4 million for 1995 and $3.5 million for 1996 (see footnote 4 to the table in "Selected Financial Data").

(8) Adjusted pro forma net income per share amounts are computed based on the number of shares determined in accordance with Note 1 to the Company's Consolidated Financial Statements, adjusted for the number of shares issued in connection with the Hobie Acquisition and the number of shares assumed to be issued in connection with the Offering as if such transactions had occurred at the beginning of the respective periods.

(9) Adjusted to reflect the application of the estimated net proceeds from the Offering.

                                  RISK FACTORS

     Prospective purchasers of the Common Stock offered hereby should consider carefully the risks associated with investing in the Common Stock, including the principal risk factors set forth below, as well as other information set forth in this Prospectus, in evaluating an investment in the Common Stock.

POTENTIAL INABILITY TO SUSTAIN AND MANAGE GROWTH

     The Company has experienced significant growth in revenues in recent periods. The continued growth of the Company's revenues and its ability to generate profits will depend on, among other factors, the continued growth of the premium sunglass market, the Company's ability to develop and introduce new products, and the Company's efforts to broaden and increase sales through its domestic and international sales and distribution channels.

     If the Company continues to experience significant growth, its future success will also depend on its ability to manage growth as it expands its production and marketing capacities, which will place a significant strain on the Company's employees and operations. To manage growth effectively, the Company will be required to continue to implement changes in certain aspects of its business, expand its operations and develop, train, manage and assimilate an increasing number of management-level and other employees. The Company depends on its management information systems to process orders, manage inventories and receivables, track product through its expanding manufacturing operations and otherwise maintain cost-efficient operations. As the Company grows, it will be required to augment its management information systems from time to time, as a result of which there can be no assurance that the Company will not experience systems failures or interruptions. In addition, because the Company's existing facilities will not be sufficient to support its growth plans, the Company intends to relocate or expand its existing facilities in 1997, which could cause delays or interruptions in the Company's operations. If management is unable to manage growth effectively, the Company's business, prospects, financial condition and operating results could be materially adversely affected.

DEPENDENCE ON NEW PRODUCT INTRODUCTIONS

     The sustainability of the Company's growth will depend, in part, on its continued ability to develop and introduce innovative products. Innovative designs are often not successful, and successful product designs can be displaced by other product designs introduced by competitors that shift market preferences in their favor. The Company is introducing more lifestyle-oriented sunglasses, which may have relatively short life cycles, thereby requiring the Company to introduce new products more frequently. In addition, competitors may follow the Company's introduction of successful products with similar product offerings. The eyewear industry is subject to changing consumer preferences, and the Company's sunglasses are likely to be susceptible to fashion trends. If the Company misjudges the market for a particular product, the Company's sales may be adversely affected and it may be faced with excess inventories and underutilized manufacturing capacity. As a result of these and other factors, there can be no assurance that the Company will successfully maintain or increase its market share.

HIGHLY COMPETITIVE MARKET

     The premium segment of the nonprescription sunglass market is highly competitive. The Company competes with a number of established companies, including Bausch & Lomb Incorporated ("Bausch & Lomb"), the marketer of the Ray Ban, Killer Loop, Arnette and Revo brands, and Oakley, Inc. ("Oakley"), which together control approximately 50% of the premium market segment, and with several companies having smaller but significant market shares. Several of these companies have substantially greater resources and better name recognition than the Company and sell their products through broader and more diverse distribution channels. The Company could also face competition from new competitors, including established branded consumer products companies, such as Nike, Inc., that also have greater financial and other resources than the Company. In addition, as the Company expands internationally, it will face substantial competition from companies that have already established their products in international markets and consequently have significantly more experience in those markets than the Company. The major competitive factors in the premium sunglass market include fashion trends, brand recognition, method of distribution and the number and range of products offered. In addition, to retain and increase its market share, the Company must continue to be competitive in the areas of quality and performance, technology, intellectual property protection and customer service. See "Business -- Competition."

POTENTIAL INABILITY TO SUCCESSFULLY INTEGRATE ACQUISITIONS AND LICENSED PRODUCTS

     The integration and consolidation of the Hobie sunglass line, the development of products under the Timberland brand and future acquisitions and licensing arrangements will require substantial management, financial and other resources and may pose risks with respect to the Company's business, prospects, financial condition and operating results. There can be no assurance that the Company's resources will be sufficient to accomplish the integration of the Hobie and Timberland products and brands, or that the Company will not experience difficulties with customers, personnel or others. In addition, although the Company believes that its acquisitions and licensing arrangements will enhance its competitive position and business prospects, there can be no assurance that such benefits will be realized or that the combination of the Company with other companies will be successful. The success of the Hobie Acquisition will depend in part on the Company's ability to integrate the Hobie manufacturing and inventory control systems with those used for the Company's other products. The success of the Timberland license arrangement, the Company's first effort to develop a new product line using a third-party brand, will depend in part on the continuing strength of the Timberland brand and the Company's ability to expand recognition and acceptance of the Timberland brand into the sunglass market, and the Company's ability to expand its products from a sports-oriented product line to include a lifestyle-oriented line for Timberland. There can be no assurance that the Company's efforts will result in significant sales or net income, if any. The Company may, if opportunities arise, acquire or license other product lines or businesses.

DEPENDENCE ON KEY PERSONNEL

     The Company's operations depend to a significant extent on the efforts of its senior management, particularly Douglas B. Hauff and G. Travis Worth. In addition, the success of the Timberland license arrangement will depend in part on the efforts of Douglas W. Lauer, who was hired to design and manage the Timberland brand. Although the Company has entered into employment agreements with Messrs. Hauff, Worth and Lauer, there can be no assurance that such individuals will remain with the Company. The Company's operations could be adversely affected if, for any reason, such key personnel do not continue to be active in the Company's management. See "Management -- Employment and Change-in-Control Agreements." In addition, if Mr. Lauer ceases to provide active and full-time management services to the kindling company ("Kindling"), the Company's majority-owned subsidiary formed to develop products under the Timberland brand name, Timberland has the right to terminate the license agreement. See "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Company History."

DEPENDENCE ON SUNGLASS HUT

     Sales to Sunglass Hut, a sunglass specialty retail chain (including sales to Sunsations, which was acquired by Sunglass Hut in July 1995), accounted for approximately 32% and 37% of the Company's net sales for the year ended December 31, 1995 and the six months ended June 30, 1996, respectively. Historically, Sunglass Hut has contributed significantly to the Company's overall growth. The Company does not have a purchase agreement with Sunglass Hut and a substantial decline in purchases of the Company's products by Sunglass Hut could have a material adverse effect on the Company's business, prospects, financial condition and operating results. In addition, the Company's ability to maintain historical levels of gross profit will depend in part on its ability to continue to sell sunglasses to Sunglass Hut at or near historical price levels.

RELIANCE ON LIMITED SOURCES OF SUPPLIES

     The Company relies on a single source of supply for several of its components, including several of its frames, although the Company is attempting to establish multiple sources for more of its components. The effect on the Company of the loss of any of such sources or of a disruption in their business will depend primarily on the length of time necessary to find a suitable alternative source. The loss of a source for a particular frame or any disruption in such source's business or failure by it to meet the Company's product needs on a timely basis could cause, at a minimum, temporary shortages in materials and could have a material adverse effect on the Company's business, prospects, financial condition and operating results. There can be no assurance that precautions taken by the Company will be adequate or that alternative sources of supply can be located or developed in a timely manner.

     The Company's Classic lens, which is used in manufacturing most of the other Gargoyles brand products, can be produced only from the Company's molds, which are operated by the Company's suppliers. If a mold were to become damaged or unavailable for an extended period, the Company could experience a shortage of its Classic lens, which could adversely affect the Company's operating results. Moreover, the Company currently depends on a complex array of multiple vendors in geographically diverse areas to perform its lens molding, hard-coating and mirroring processes. The Company generally places orders for lens molding, hard-coating and mirroring three to nine months prior to forecasted product sales. The loss of or a delay by any one of its vendors could interrupt the Company's supply of lenses and could adversely affect the Company's business, prospects, financial condition and operating results.

     Polycarbonate, the material from which the Company's lenses are constructed, is presently in limited supply in world markets and requires a long lead time for orders by the Company's lens suppliers. If such shortage continues beyond current expectations, or if the Company and its lens suppliers are unable to accurately predict and order sufficient polycarbonate to support the Company's needs, the Company's lens suppliers' ability to deliver sufficient quantities of lenses to the Company could be adversely affected or the price of such lenses to the Company could increase. See "Business -- Manufacturing."

RISKS ASSOCIATED WITH VERTICAL INTEGRATION STRATEGY

     The Company, which currently assembles products manufactured primarily by a network of outside suppliers, intends to vertically integrate and expand its internal manufacturing capacity to centralize many of these processes. See "Business -- Manufacturing." There can be no assurance that the Company's efforts will be successful or will not entail some interruption in supply with respect to certain products, which could have a material adverse effect on the Company's business, prospects, financial condition and operating results. Moreover, the Company's use of chemicals and other materials as it brings certain manufacturing processes in-house will create some risk of environmental liability and could lead to environmental compliance and cleanup costs by the Company of a nature that the Company has not historically experienced.


UNCERTAIN PROTECTION OF INTELLECTUAL PROPERTY RIGHTS


     The Company relies, in part, on patent, trade secret, unfair competition, trade dress, trademark and copyright laws to protect its rights to certain aspects of its products and to protect its competitive position and its rights to certain aspects of its products. There can be no assurance that any pending trademark or patent application will result in the issuance of a registered trademark or patent, that any trademark or patent granted will be effective in discouraging competition or be held valid if subsequently challenged or that others will not assert rights in, and ownership of, the patents and other proprietary rights of the Company. In addition, there can be no assurance that the actions taken by the Company to protect its proprietary rights will be adequate to prevent imitation of its products, that the Company's proprietary information will not become known to competitors, that the Company can meaningfully protect its rights to unpatented proprietary information or that others will not independently develop substantially equivalent or better products that do not infringe on the Company's intellectual property rights. The Company has in the past been, and is currently, involved in litigation concerning its proprietary rights. In addition, the laws of certain foreign countries do not protect proprietary rights to the same extent as do the laws of the United States. See "Business -- Intellectual Property."

     Consistent with the Company's strategy of vigorously defending its intellectual property rights, the Company devotes substantial resources to the enforcement of patents issued and trademarks granted to the Company, to the protection of trade secrets, trade dress or other intellectual property rights owned by the Company and to the determination of the scope or validity of the proprietary rights of others that might be asserted against the Company. A substantial increase in the level of potentially infringing activities by others could require the Company to increase significantly the resources devoted to such efforts. In addition, an adverse determination in litigation could subject the Company to the loss of its rights to a particular patent, trademark, copyright or trade secret, could require the Company to grant licenses to third parties, could prevent the Company from manufacturing, selling or using certain aspects of its products or could subject the Company to substantial liability, any of which could have a material adverse effect on the Company's business, prospects, financial condition and operating results.

RISKS RELATING TO INTERNATIONAL SUPPLIERS AND SALES

     The Company imports many of its component parts and finished sunglasses from international suppliers and, therefore, its prices for and supply of those components or finished products may be adversely affected by changing economic conditions in foreign countries and fluctuations in currency exchange rates. In addition, the Company expects to increase its international sales, although there can be no assurance that the Company will be able to do so. The Company's international sales are subject to risks associated with economic conditions in foreign countries, fluctuations in currency exchange rates, tariff regulations, "local content" laws, political instability and trade restrictions. In addition, there can be no assurance that the Company's brands and products will be as popular internationally as they are in the United States, or that the Company will be successful in preventing competitors from producing products using the same or substantially similar technology for sale outside the United States.

FLUCTUATION OF QUARTERLY RESULTS; SEASONALITY OF BUSINESS

     The Company's business is affected by economic factors and seasonal consumer buying patterns. The Company's quarterly results of operations have fluctuated in the past and may continue to fluctuate as a result of a number of factors, including seasonal cycles, the timing of new product introductions, the timing of orders by the Company's customers, the mix of product sales and the effects of weather conditions on consumer purchases. Historically, the Company's net sales, in the aggregate, generally have been higher in the period from March to September. In 1994 and 1995, approximately 59% and 61%, respectively, of the Company's net sales occurred during its second and third quarters. See "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Seasonality."

UNPREDICTABILITY OF DISCRETIONARY CONSUMER SPENDING

     The success of the Company's business depends to a significant extent on a number of factors relating to discretionary consumer spending, including general economic conditions affecting disposable consumer income, such as employment, business conditions, interest rates and taxation. Any significant decline in such general economic conditions or uncertainties regarding future economic prospects that adversely affect discretionary consumer spending generally, or purchases of discretionary optical products specifically, could have a material adverse effect on the Company's business, prospects, financial condition and operating results.

POTENTIAL PRODUCT LIABILITY

     Although the Company has not been subject to a significant product liability claim to date, it may from time to time be subject to such lawsuits, which generally seek damages for personal injuries allegedly sustained as a result of defects in the Company's products. In addition, the Company could be named in the future as a defendant in cases involving products produced by Conquest Sports, Inc. (formerly Pro-Tec, Inc., "Conquest"), which has been subject to numerous claims and lawsuits from time to time. See "Management's Discussion and Analysis of Financial Condition and Results of
Operations -- Company History" and "Certain Transactions." The Company maintains product liability, general liability and excess liability insurance coverage, including insurance coverage for products produced by Conquest, although there can be no assurance that the Company's insurance will fully cover the damages and costs associated with any particular claim.


POTENTIAL ADVERSE IMPACT OF SHARES ELIGIBLE ON THE MARKET PRICE OF THE COMMON STOCK AND
FUTURE ABILITY TO RAISE CAPITAL



     The sale of a substantial number of shares of Common Stock in the public market following the Offering could adversely affect the market price for the Common Stock and the Company's ability to raise capital in the future. Of the 7,250,258 shares to be outstanding following the Offering, the 2,857,145 shares offered hereby will be freely tradable and the remaining 4,393,113 shares will be "restricted securities" under Rule 144 promulgated under the Securities Act of 1933, as amended (the "Securities Act"). Of such restricted securities, approximately 1,550,000 shares will be eligible for sale beginning 180 days after the date of this

Prospectus upon the expiration of lock-up agreements with the Representatives of the Underwriters and subject to the provisions of Rule 144, and up to an additional 551,000 restricted shares may become eligible for sale in March 1997 upon the occurrence of certain events. The Company intends to file a registration statement on Form S-8 following the date of this Prospectus to register the shares of Common Stock reserved for issuance upon the exercise of outstanding stock options. As of September 1, 1996, options to purchase approximately 100,000 shares will be vested, of which approximately 40,000 such shares will be subject to the 180-day lock-up period described above. See "Shares Eligible for Future Sale."


CONTROL BY MAJOR SHAREHOLDERS AND DIRECTORS AND EXECUTIVE OFFICERS


     The Company's directors, executive officers, 5% shareholders and their affiliates will, in the aggregate, beneficially own approximately 56% of the outstanding shares of Common Stock after the Offering (approximately 51% if the Underwriters' over-allotment option is exercised in full). As a result, the Company's directors, executive officers, 5% shareholders and their affiliates, acting together, would be able to significantly influence or control many matters requiring approval by the shareholders of the Company, including the election of directors. See "Management" and "Principal and Selling Shareholders."


ABSENCE OF PUBLIC MARKET AND POSSIBLE VOLATILITY OF STOCK PRICE

     Prior to the Offering, there has not been a public market for the Common Stock, and there can be no assurance that an active trading market will develop or be sustained. The initial public offering price for the Common Stock offered hereby will be determined by negotiations among the Company, the Selling Shareholders and the Representatives of the Underwriters, and may not be indicative of the market price for the Common Stock after the Offering. The market price for shares of Common Stock may be volatile and may fluctuate based on a number of factors, including, without limitation, business performance, news announcements or changes in general market conditions. See "Underwriting."

IMMEDIATE AND SUBSTANTIAL DILUTION; ACCUMULATED DEFICIT


     The assumed initial public offering price is substantially higher than the book value per share of Common Stock. Investors purchasing shares of Common Stock in the Offering will therefore incur immediate dilution of $12.22 per share. See "Dilution." Primarily as a result of the Recapitalization and other nonoperating charges in 1995, as of December 31, 1995, the Company had an accumulated deficit of $1,946,184 and a shareholders' deficit of $7,203,614.


ANTITAKEOVER CONSIDERATIONS

     The Company's Board of Directors has the authority, without shareholder approval, to issue up to 10,000,000 shares of Preferred Stock and to fix the rights, preferences, privileges and restrictions of such shares without any further vote or action by the Company's shareholders. This authority, together with certain provisions of the Company's Amended and Restated Articles of Incorporation (the "Restated Articles"), may have the effect of making it more difficult for a third party to acquire, or discouraging a third party from attempting to acquire, control of the Company, even if shareholders purchasing shares in the Offering may consider such a change in control to be in their best interests. In addition, Washington law contains certain provisions that may have the effect of delaying, deterring or preventing a hostile takeover of the Company. See "Description of Capital Stock."

ABSENCE OF DIVIDENDS

     Except for distributions made prior to March 22, 1995 by Antone Manufacturing, Inc., which was taxed as an S corporation, the Company has not declared or paid any cash dividends on the Common Stock. In addition, the Company does not anticipate paying any cash dividends on the Common Stock in the foreseeable future. See "Dividend Policy."

                                  THE COMPANY

     References to Gargoyles and the Company in this Prospectus include the Company and its subsidiaries. The Company succeeded to the sunglass business of Conquest, an affiliated company that transferred its sunglass business to the Company upon the Company's formation in 1983, and references to Gargoyles and the Company herein include the sunglass business of Conquest prior to 1983. Antone Manufacturing, Inc. ("Antone"), an affiliated S corporation that provided assembly operations for Gargoyles, was merged into the Company in March 1995, and references to Gargoyles and the Company herein include the combined operations of the Company and Antone, unless the context requires otherwise. In February 1996, the Company acquired H.S.I., a California corporation d/b/a Hobie Sunglasses ("Hobie"). In May 1996, the Company acquired a 70% interest in Kindling to develop products under the Timberland brand name.

                                USE OF PROCEEDS


     The net proceeds to be received by the Company from the Offering, assuming an initial public offering price of $14.00 per share and after deducting underwriting discounts and commissions and estimated offering expenses, are estimated to be approximately $22.2 million (approximately $24.4 million if the Underwriters' over-allotment option is exercised in full). The Company intends to use the net proceeds as follows: (i) to repay approximately $20 million of indebtedness anticipated to be outstanding at the close of the Offering; (ii) to fund start-up costs for the Timberland product line; and (iii) for working capital and other general corporate purposes (including paying a bonus to an executive officer as required by an employment agreement, paying obligations with respect to the discontinued business of Conquest, increasing manufacturing capacity and expanding international operations). See "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Liquidity and Capital Resources" for information regarding interest rates, maturities and use of proceeds of indebtedness, "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Company History" for information concerning Timberland and payment of obligations of the discontinued business of Conquest and "Management -- Employment and Change-in-Control Agreements" and "Certain Transactions" for information regarding the bonus to the executive officer. Pending such uses, the net proceeds will be invested in short-term, interest-bearing investment grade securities. The Company will not receive any proceeds from shares of Common Stock sold by the Selling Shareholders.


     The Company may, when the opportunity arises, use an unspecified portion of the net proceeds to acquire other businesses having product lines that are compatible with the Company's business. In addition, any such acquisitions may be financed with additional indebtedness and may involve the issuance of significant amounts of the Company's capital stock. Such issuances of additional capital stock could result in substantial dilution of ownership interests in the Company. The Company is not involved in any ongoing negotiations related to any acquisition at the present time, and there can be no assurance that any acquisition will be made.

                                DIVIDEND POLICY

     Except for distributions made prior to March 22, 1995 by Antone, which was taxed as an S corporation, the Company has not declared or paid any cash dividends on the Common Stock. See "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Liquidity and Capital Resources." The Company expects to retain any future earnings to finance the operation and expansion of its business. Future dividend payments will depend on the results of operations, financial condition, capital expenditure plans and other obligations of the Company and will be at the sole discretion of the Company's Board of Directors. Under the Company's bank credit agreement, the Company is prohibited from paying cash dividends without the bank's prior written consent. The Company does not anticipate paying any cash dividends on the Common Stock in the foreseeable future.

                                 CAPITALIZATION

     The following table sets forth the Company's short-term indebtedness and capitalization as of June 30, 1996, and as adjusted to give effect to the Offering (after deducting underwriting discounts and commissions and estimated offering expenses) and application of the estimated net proceeds therefrom.


                                                                             JUNE 30, 1996
                                                                        ------------------------
                                                                         ACTUAL      AS ADJUSTED
                                                                        --------     -----------
                                                                             (IN THOUSANDS)
Short-term debt:
  Short-term notes payable............................................  $ 12,536      $      --
  Current maturities of long-term debt................................     1,413             --
                                                                        --------     -----------
     Total short-term debt............................................  $ 13,949      $      --
                                                                        ========      =========
Long-term debt, less current maturities...............................  $  5,828      $      --
                                                                        --------     -----------
Shareholders' equity (deficit):
  Preferred Stock, no par value; 10,000,000 shares authorized; no             --
     shares outstanding actual or as adjusted.........................                       --
  Common Stock, no par value; 40,000,000 shares authorized; 5,464,543      9,303
     shares issued and outstanding actual; 7,250,258 shares issued and
     outstanding as adjusted(1).......................................                   31,503
  Repurchased shares..................................................   (10,896)       (10,896)
  Retained earnings (deficit)(2)......................................    (4,567)        (4,990)
                                                                        --------     -----------
     Total shareholders' equity (deficit).............................    (6,160)        15,617
                                                                        --------     -----------
       Total capitalization...........................................  $   (332)     $  15,617
                                                                        ========      =========


- ---------------


(1) Excludes, as of June 30, 1996, 530,955 shares of Common Stock reserved for issuance pursuant to the Company's benefit plan, of which options to purchase 451,378 shares were outstanding with a weighted average exercise price of $3.68 per share, and 38,150 shares of Common Stock reserved for issuance pursuant to an outstanding warrant with an exercise price of $4.58 per share. See "Management -- Benefit Plan," "Description of Capital Stock" and "Certain Transactions."


(2) Reflects a nonrecurring $300,000 bonus to an executive officer, in connection with an employment agreement, to be paid upon the closing of the Offering, which will be expensed concurrently with the closing of the Offering and a $123,000 charge for unamortized loan fees associated with debt to be retired with a portion of the net proceeds of the Offering.

                                    DILUTION


     As of June 30, 1996, the Company's net tangible book value was approximately ($9.3) million, or ($1.70) per share of Common Stock. Net tangible book value per share represents the Company's total assets less intangible assets and total liabilities divided by the number of shares of Common Stock outstanding. Without taking into account any other changes in net tangible book value after June 30, 1996, other than to give effect to the Offering at an assumed initial public offering price of $14.00 per share and the receipt by the Company of the estimated net proceeds therefrom, the pro forma net tangible book value of the Company as of June 30, 1996 would have been approximately $12.9 million, or $1.78 per share. This represents an immediate increase in net tangible book value of $3.48 per share to existing shareholders and an immediate dilution of $12.22 per share to purchasers of shares of Common Stock in the Offering, as illustrated by the following:



    Assumed initial public offering price per share....................             $14.00
      Net tangible book value per share as of June 30, 1996............  $(1.70)
      Increase per share attributable to new investors.................    3.48
                                                                         ------
    Pro forma net tangible book value per share after the Offering.....               1.78
                                                                                    ------
    Dilution per share to new investors................................             $12.22
                                                                                    ======


     The following table summarizes as of June 30, 1996, after giving effect to the Offering, the differences between existing shareholders and purchasers of shares of Common Stock in the Offering with respect to the number of shares of Common Stock purchased from the Company, the total consideration paid and the average price per share paid:


                                             SHARES
                                         PURCHASED(1)(2)          TOTAL CONSIDERATION
                                      ---------------------     -----------------------     AVERAGE PRICE
                                       NUMBER       PERCENT       AMOUNT        PERCENT       PER SHARE
                                      ---------     -------     -----------     -------     -------------
Existing shareholders...............  5,464,543       75.4%     $ 9,302,250       27.1%        $  1.70
New investors.......................  1,785,715       24.6       25,000,000       72.9         $ 14.00
                                      ---------      -----      -----------      -----
  Total.............................  7,250,258      100.0%     $34,302,250      100.0%
                                      =========      =====      ===========      =====


- ------------------------

(1) Excludes, as of June 30, 1996, 530,955 shares of Common Stock reserved for issuance pursuant to the Company's benefit plan, of which options to purchase 451,378 shares were outstanding, and 38,150 shares of Common Stock reserved for issuance pursuant to an outstanding warrant. See "Management -- Benefit Plan," "Description of Capital Stock" and "Certain Transactions."



(2) The above table is based on ownership as of June 30, 1996. Sales by the Selling Shareholders in the Offering will reduce the number of shares held by existing shareholders to 4,393,113 shares, or 60.6% (55.7% if the Underwriters' over-allotment option is exercised in full) of the total number of shares of Common Stock outstanding after the Offering, and will increase the number of shares held by new investors to 2,857,145 shares, or 39.4% (44.3% if the Underwriters' over-allotment option is exercised in full) of the total number of shares of Common Stock outstanding after the Offering. See "Principal and Selling Shareholders."

                            SELECTED FINANCIAL DATA

     The following selected financial data as of November 30, 1994 and December 31, 1995 and for the years ended November 30, 1993 and 1994 and December 31, 1995 are derived from the consolidated financial statements of Gargoyles, Inc., which have been audited by Ernst & Young LLP, independent auditors, and are included elsewhere in this Prospectus. The selected financial data as of November 30, 1991, 1992 and 1993 and June 30, 1996, and for the years ended November 30, 1991 and 1992 and for the six months ended June 30, 1995 and 1996 are derived from unaudited consolidated financial statements. In the Company's opinion, the unaudited consolidated financial statements include all adjustments, consisting of normal recurring accruals, which the Company considers necessary for a fair presentation of the financial position and results of operations for these periods. Operating results for the six months ended June 30, 1996 are not necessarily indicative of the results that may be expected for the entire year ending December 31, 1996. This data should be read in conjunction with the consolidated financial statements, related notes and other financial information included in this Prospectus. The results of operations for the one-month period ended December 31, 1994 are presented in the Company's consolidated financial statements and the related notes thereto, which are included elsewhere in this Prospectus.


                                                                      FISCAL YEAR ENDED
                                                      -------------------------------------------------   SIX MONTHS ENDED
                                                                 NOVEMBER 30,                                 JUNE 30,
                                                      ----------------------------------   DECEMBER 31,   -----------------
                                                       1991     1992     1993     1994         1995        1995      1996
                                                      ------   ------   ------   -------   ------------   -------   -------
                                                                      (IN THOUSANDS, EXCEPT PER SHARE DATA)
STATEMENT OF OPERATIONS DATA:
  Net sales.........................................  $6,371   $6,317   $8,242   $11,083     $ 17,896     $ 9,124   $17,627
  Cost of sales.....................................   2,523    2,483    3,243     4,265        7,017       3,474     7,386
                                                      ------   ------   ------   -------      -------      ------    ------
  Gross profit......................................   3,848    3,834    4,999     6,818       10,879       5,650    10,241
  License income....................................      --       --       --        --          480         290       294
  Operating expenses:
    Sales and marketing.............................   1,485    1,583    2,210     3,041        5,934       2,801     4,985
    General and administrative......................   1,238    1,256    1,453     2,558        3,030       1,335     2,078
    Shipping and warehousing........................     293      310      436       607        1,030         428     1,071
    Research and development........................     103      211      215       127          305         128       333
    Stock compensation..............................      --       --       --        --          250         155     3,528
                                                      ------   ------   ------   -------      -------      ------    ------
      Total operating expenses......................   3,119    3,360    4,314     6,333       10,549       4,847    11,995
                                                      ------   ------   ------   -------      -------      ------    ------
  Income (loss) from operations.....................     729      474      685       485          810       1,093    (1,460)
  Other income (expense):
    Interest expense, net...........................     (60)     (35)     (55)     (176)      (1,043)       (391)   (1,161)
    Recapitalization expenses.......................      --       --       --        --         (574)       (574)       --
    Provision for loss on affiliate.................      --       --       --        --       (1,597)         --        --
    Other...........................................       5       87        2        --            7           5        --
                                                      ------   ------   ------   -------      -------      ------    ------
      Total other income (expense)..................     (55)      52      (53)     (176)      (3,207)       (960)   (1,161)
                                                      ------   ------   ------   -------      -------      ------    ------
  Income (loss) before income taxes.................     674      526      632       309       (2,397)        133    (2,621)
  Income tax provision (benefit)....................      87      107       40        10         (100)          5        --
                                                      ------   ------   ------   -------      -------      ------    ------
  Net income (loss).................................  $  587   $  419   $  592   $   299     $ (2,297)    $   128   $(2,621)
                                                      ======   ======   ======   =======      =======      ======    ======
  Pro forma net income (loss)(1)....................  $  424   $  380   $  415   $   179     $ (2,343)    $    82   $(2,621)
                                                      ======   ======   ======   =======      =======      ======    ======
  Pro forma net income (loss) per share(2)..........  $ 0.07   $ 0.07   $ 0.07   $  0.03     $  (0.41)    $  0.01   $ (0.46)
  Shares used in computing pro forma net income
    (loss) per share(2).............................   5,694    5,694    5,694     5,694        5,694       5,694     5,699
SUPPLEMENTAL DATA (UNAUDITED):
  Pro forma net sales(3)............................                                         $ 21,940     $11,446   $17,938
  Adjusted pro forma net income(4)..................                                              616                 1,981
  Adjusted pro forma net income per share(5)........                                         $   0.08               $  0.26

                                                                        NOVEMBER 30,
                                                              ---------------------------------   DECEMBER 31,   JUNE 30,
                                                               1991     1992     1993     1994        1995         1996
                                                              ------   ------   ------   ------   ------------   ---------
                                                                                     (IN THOUSANDS)
    BALANCE SHEET DATA:
      Working capital.......................................  $1,314   $1,053   $1,042   $ (146)    $ (2,692)     $(5,012)
      Total assets..........................................   2,772    2,422    3,776    6,673       11,266       21,818
      Short-term debt.......................................     600      147      811    2,068        5,413       12,536
      Long-term debt, including current maturities..........     303      159      251      489        7,367        7,241
      Shareholders' equity (deficit)........................   1,221    1,097    1,101      776       (7,204)      (6,160)

- ---------------
(1) Antone, an affiliated company, had previously been taxed as an S corporation. The pro forma net income amounts for all periods prior to 1996 reflect adjustments for income taxes as if Antone had been taxed as a C corporation rather than an S corporation.

(2) See Note 1 to the Company's Consolidated Financial Statements for an explanation of the number of shares used in computing pro forma net income
    (loss) per share.

(3) Amounts give effect to the Hobie Acquisition as if such transaction had occurred at the beginning of the respective periods.

(4) Amounts give effect to the Hobie Acquisition and the application of the estimated net proceeds from the Offering as if such transactions had occurred at the beginning of the respective periods (see "Pro Forma Financial Information"), and reflect the elimination of certain nonrecurring charges as follows:

                                                                                                       SIX MONTHS
                                                                                      YEAR ENDED         ENDED
                                                                                     DECEMBER 31,       JUNE 30,
                                                                                         1995             1996
                                                                                     ------------     ------------
                                                                                            (IN THOUSANDS)
    Pro forma net income (loss) as adjusted........................................    $ (1,397)        $ (1,547)
                                                                                       --------             ----
    Add back:
      Recapitalization expenses....................................................         574               --
      Provision for loss on affiliate..............................................       1,597               --
      Stock compensation...........................................................         250            3,528
                                                                                       --------             ----
          Total adjustments........................................................       2,421            3,528
    Tax effect of adjustments......................................................         408               --
                                                                                       --------             ----
          Net adjustments..........................................................       2,013            3,528
                                                                                       --------             ----
    Adjusted pro forma net income..................................................    $    616         $  1,981
                                                                                       ========             ====

(5) Adjusted pro forma net income per share amounts are computed based on the number of shares determined in accordance with Note 1 to the Company's Consolidated Financial Statements, adjusted for the number of shares issued in connection with the Hobie Acquisition and the number of shares assumed to be issued in connection with the Offering as if such transactions had occurred at the beginning of the respective periods.

                        PRO FORMA FINANCIAL INFORMATION

     The following Pro Forma Consolidated Statements of Operations for the year ended December 31, 1995 and the six months ended June 30, 1996 are unaudited and were prepared as if the Hobie Acquisition, which was consummated in February 1996 for $3.4 million, was effective as of January 1, 1995 and January 1, 1996, respectively. The Pro Forma Consolidated Statements of Operations do not purport to represent what the Company's results of operations would actually have been if the Hobie Acquisition had in fact occurred on such dates or to project the Company's results of operations for any future period. The Pro Forma Consolidated Statements of Operations are based on the historical financial statements of the Company and Hobie and give effect to the Hobie Acquisition under the purchase method of accounting. The Pro Forma Consolidated Statements of Operations as adjusted for the year ended December 31, 1995 and for the six months ended June 30, 1996 reflect the application of the estimated net proceeds from the Offering as if it had occurred on January 1, 1995 and January 1, 1996, respectively. The Pro Forma Consolidated Statements of Operations should be read in conjunction with the financial statements and the related notes thereto of Gargoyles and of Hobie, which are included elsewhere herein.

                 PRO FORMA CONSOLIDATED STATEMENT OF OPERATIONS
                      FOR THE YEAR ENDED DECEMBER 31, 1995
                     (IN THOUSANDS, EXCEPT PER SHARE DATA)


                                                         PRO FORMA                  ADJUSTMENTS      PRO FORMA
                                   GARGOYLES   HOBIE    ADJUSTMENTS   PRO FORMA   FOR OFFERING(4)   AS ADJUSTED
                                   ---------   ------   -----------   ---------   ---------------   -----------
Net sales........................   $17,896    $4,044    $      --     $21,940        $    --         $21,940
Cost of sales....................     7,017     1,992           --       9,009             --           9,009
                                   ---------   ------   -----------   ---------       -------       -----------
Gross profit.....................    10,879     2,052           --      12,931             --          12,931
                                   ---------   ------   -----------   ---------       -------       -----------
License income...................       480        --           --         480             --             480
                                   ---------   ------   -----------   ---------       -------       -----------
Operating expenses:
  Sales and marketing............     5,934     1,176           --       7,110             --           7,110
  General and administrative.....     3,030       679          233(1)    3,942             --           3,942
  Shipping and warehousing.......     1,030        35           --       1,065             --           1,065
  Research and development.......       305        --           --         305             --             305
  Stock compensation.............       250        --           --         250             --             250
                                   ---------   ------   -----------   ---------       -------       -----------
    Total operating expenses.....    10,549     1,890          233      12,672             --          12,672
                                   ---------   ------   -----------   ---------       -------       -----------
Income (loss) from operations....       810       162         (233)        739             --             739
                                   ---------   ------   -----------   ---------       -------       -----------
Other income (expense):
  Interest expense, net..........    (1,043)     (131)        (450)(2)   (1,624)        1,624(5)           --
  Recapitalization expenses......      (574)       --           --        (574)            --            (574)
  Provision for loss on
    affiliate....................    (1,597)       --           --      (1,597)            --          (1,597)
  Other..........................         7       (15)          --          (8)            --              (8)
                                   ---------   ------   -----------   ---------       -------       -----------
    Total other income               (3,207)     (146)        (450)     (3,803)         1,624          (2,179)
      (expense)..................
                                   ---------   ------   -----------   ---------       -------       -----------
Income (loss) before income          (2,397)       16         (683)     (3,064)         1,624          (1,440)
  taxes..........................
Income tax provision (benefit)...      (100)       11           46(3)      (43)            --(6)          (43)
                                   ---------   ------   -----------   ---------       -------       -----------
Net income (loss)................   $(2,297)   $    5    $    (729)    $(3,021)       $ 1,624         $(1,397)
                                   ==========  ======   ============  ==========  ===============   ===========
Net income (loss) per share......   $ (0.40)                           $ (0.53)                       $ (0.19)
                                   ==========                         ==========                    ===========
Weighted average common shares
  used in computation of net
  income (loss) per share(7).....     5,694                              5,700                          7,486
                                   ==========                         ==========                    ===========

                 PRO FORMA CONSOLIDATED STATEMENT OF OPERATIONS
                     FOR THE SIX MONTHS ENDED JUNE 30, 1996
                     (IN THOUSANDS, EXCEPT PER SHARE DATA)


                                                       PRO FORMA                  ADJUSTMENTS       PRO FORMA
                               GARGOYLES   HOBIE(8)   ADJUSTMENTS   PRO FORMA   FOR OFFERING(4)    AS ADJUSTED
                               ---------   --------   -----------   ---------   ----------------   -----------
Net sales....................  $ 17,627      $311        $  --      $ 17,938         $   --         $  17,938
Cost of sales................     7,386       167           --         7,553             --             7,553
                               ---------   --------   -----------   ---------       -------        -----------
Gross profit.................    10,241       144           --        10,385             --            10,385
                               ---------   --------   -----------   ---------       -------        -----------
License income...............       294        --           --           294             --               294
                               ---------   --------   -----------   ---------       -------        -----------
Operating expenses:
  Sales and marketing........     4,985        77           --         5,062             --             5,062
  General and                     2,078       122           29(1)      2,229             --             2,229
    administrative...........
  Shipping and warehousing...     1,071         4           --         1,075             --             1,075
  Research and development...       333        --           --           333             --               333
  Stock compensation.........     3,528        --           --         3,528             --             3,528
                               ---------   --------   -----------   ---------       -------        -----------
    Total operating
      expenses...............    11,995       203           29        12,227             --            12,227
                               ---------   --------   -----------   ---------       -------        -----------
Income (loss) from
  operations.................    (1,460)     (59)         (29)        (1,548)            --            (1,548)
                               ---------   --------   -----------   ---------       -------        -----------
Other income (expense):
  Interest expense, net......    (1,161)     (13)         (57)(2)     (1,231)        1,231(5)             --
  Other......................        --         1           --             1             --                 1
                               ---------   --------   -----------   ---------       -------        -----------
    Total other income
      (expense)..............    (1,161)     (12)         (57)        (1,230)        1,231                  1
                               ---------   --------   -----------   ---------       -------        -----------
Income (loss) before income
  taxes......................    (2,621)     (71)         (86)        (2,778)        1,231             (1,547)
Income tax provision
  (benefit)..................       --       (24)           24(3)        --             --(6)              --
                               ---------   --------   -----------   ---------       -------        -----------
Net income (loss)............   $ (2,621)    $(47)       $(110)     $ (2,778)        $1,231         $  (1,547)
                               ==========  =========  ============  ==========      ========       ===========
Net income (loss) per
  share......................   $  (0.46)                           $  (0.49)                       $   (0.21)
                               ==========                           ==========                     ===========
Weighted average common
  shares used in computation
  of net income (loss) per
  share(7)...................      5,699                               5,700                            7,486
                               ==========                           ==========                     ===========


            NOTES TO PRO FORMA CONSOLIDATED STATEMENTS OF OPERATIONS


(1) To record the amortization of intangibles associated with the Hobie Acquisition. For purposes of calculating intangibles and related amortization, the allocation of the purchase price using the purchase method of accounting is based on the fair value of the assets and liabilities of Hobie that were acquired. The most significant component of intangibles is related to a license agreement with Hobie and is being amortized over the remaining 27-year license term.


(2) To record interest expense for the period prior to the acquisition of debt incurred in the Hobie Acquisition.

(3) Reflects adjustments for income taxes as if Antone had been taxed as a C corporation rather than an S corporation in 1995, and adjustments for income taxes to a consolidated provision for both periods presented.

(4) The adjustments for the Offering do not reflect a nonrecurring $300,000 bonus to be paid to an executive officer in connection with an employment agreement, which will be expensed concurrently with the closing of the Offering. See "Management -- Employment and Change-in-Control Agreements."

(5) Reflects the estimated reduction in interest expense on indebtedness expected to be repaid from the estimated net proceeds of the Offering.

(6) No tax effect was reflected in the adjustments for the Offering. The Company has deferred tax assets that are fully reserved and exceed the tax effect of the Offering adjustments. This reserve was reversed to the extent of the tax effect of the Offering adjustments.

(7) Computed on the basis described in Note 1 to the Company's Consolidated Financial Statements and to reflect the issuance of shares in connection with the Hobie Acquisition and the Offering.

(8) Includes the results of operations for Hobie for the period January 1, 1996 through February 13, 1996, the date of the Hobie Acquisition.

                    MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                 FINANCIAL CONDITION AND RESULTS OF OPERATIONS

     This discussion and analysis should be read in conjunction with "Selected Financial Data," "Pro Forma Financial Information" and the Company's and Hobie's financial statements and the related notes thereto, which are included elsewhere in this Prospectus.

     In 1995, the Company changed its reporting period from a fiscal year ending November 30 to a calendar year-end. In the following discussion, references to 1993, 1994 and 1995 are to the 12-month fiscal years ended November 30, 1993 and 1994 and December 31, 1995, respectively. The results of operations for the one-month period ended December 31, 1994 are presented in the Company's Consolidated Financial Statements which are included elsewhere in this Prospectus.

COMPANY HISTORY

     Background. The Company was founded by Dennis L. Burns (the "Founder") to develop a sunglass style that not only would cover and protect the eyes more effectively than traditional "flat" lens designs, but also would minimize distortion. In 1983, the Company completed its development of the patented dual lens toric curve technology and introduced its first product, the Gargoyles Classic. Until 1992, the Company was a successful single-product company with relatively few resources devoted to expanding its product line, and was dependent on independent manufacturers' representatives to sell its products. In May 1992, the Company began installing a new management team. The new management team (i) hired a number of experienced senior executives and mid-level managers;
(ii) focused on developing new products designed to exploit the patented dual lens toric curve technology; (iii) pursued a growth strategy centered around aggressive new product introductions; (iv) began investing in its own direct sales force to expand distribution; and (v) implemented a more focused and aggressive marketing and advertising strategy to enhance the Gargoyles' brand image. Primarily as a result of these initiatives, the Company has achieved significant increases in sales.


     Recapitalization. In a March 22, 1995 recapitalization (the "Recapitalization"), an investor group (the "Investors") led by Trillium Corporation ("Trillium") acquired a controlling interest in the Company. See "Certain Transactions." In the Recapitalization, the Company (i) borrowed $6.0 million pursuant to a bank loan guaranteed by Trillium; (ii) sold approximately
3.3 million shares of its Common Stock to the Investors in exchange for $5.4 million, of which $900,000 was paid in cash and $4.5 million was paid in the form of a promissory note from Trillium; and (iii) redeemed approximately 3.3 million shares of Common Stock from the Founder for $10.9 million, of which $6.4 million was paid in cash and $4.5 million was paid in the form of a promissory note to the Founder. The $4.5 million note receivable and the $4.5 million note payable and related interest have been offset for financial reporting purposes. In January 1996, the obligations evidenced by the Company's note to the Founder and Trillium's note to the Company were satisfied in full. In connection with the Recapitalization, the Company recorded a charge of $574,000 relating to severance, legal and other costs and recorded noncash deferred compensation of $400,000 related to the amendment of an option agreement, which was amortized over the vesting period. See "-- General" and "Certain Transactions -- Recapitalization Transaction."



     Hobie Acquisition. In February 1996, the Company acquired the Hobie sunglass business for $3.4 million. Hobie manufactures polarized sunglasses under the Hobie brand name pursuant to a long-term license agreement from Hobie Designs, Inc. In addition, as consideration for certain noncompetition covenants, the Company agreed to pay an aggregate of $200,000 in 12 monthly installments and issued an aggregate of 14,540 shares of its Common Stock to two of Hobie's former shareholders. The Company also agreed to pay consulting service fees of up to an aggregate of $300,000 to these two shareholders, contingent upon the achievement by Hobie of certain sales objectives in 1996 and 1997. In addition, during 1998 these shareholders may require the Company to repurchase their shares for an aggregate of $200,000 if the Company has not completed a public offering by December 31, 1997. The Hobie Acquisition was funded by proceeds of a bank loan, which Trillium guaranteed. See "Certain Transactions -- Other Transactions." Following the Hobie Acquisition, the Company relocated Hobie's operations to the Company's facility in Kent, Washington.

     Timberland Transaction. In May 1996, the Company, together with Douglas W. Lauer, former president of Revo, a subsidiary of Bausch & Lomb, and Timberland, formed Kindling, a majority-owned subsidiary of the Company, to design, develop, manufacture and distribute sunglasses and, with Timberland's consent, ophthalmic frames under the Timberland brand name. Concurrently with Kindling's formation, the Company and Kindling, jointly and severally, acquired an exclusive, worldwide (except for Benelux, Cyprus, Israel and Scandinavia) license from Timberland to use the Timberland and tree logo trademarks on sunglasses, eyewear accessories and, with Timberland's consent, ophthalmic frames. The Company contributed $1.2 million for its 70% interest in Kindling. Of that amount, $100,000 was paid in cash and $1.1 million by means of a non-interest-bearing promissory note that is payable in installments through January 1997, a portion of which will be paid with the net proceeds of the Offering. The license agreement with Timberland expires on December 31, 2000 with options to renew by the Company, assuming certain conditions are met and subject to provisions for earlier termination. Under certain circumstances, Timberland may require Kindling to repurchase all of Timberland's 10% interest in Kindling. In addition, upon the achievement of certain operating objectives, Mr. Lauer and certain other key employees of Kindling may be granted up to an aggregate of 10% of Kindling's common stock owned by the Company. Trillium has agreed to make advances of up to $400,000 to fund the Company's 1996 capital obligations to Kindling. To date, Trillium has advanced $100,000 in each of June and July 1996, which are due, with interest at 12% per annum, on September 30, 1996 (the "Kindling Loan"). See "Certain Transactions -- Other Transactions." The Company and Mr. Lauer are currently formulating the strategy with respect to the Timberland product line; the Company anticipates that sales of Timberland branded products will begin in 1997.

     Conquest Asset Sale and Liquidation. Prior to the Recapitalization, both the Company and Conquest were majority-owned by the Founder. Conquest's core business has been the design, manufacture, distribution and sale of sports helmets. At the time of the Recapitalization, shares of Conquest's common stock were sold by the Founder to substantially the same investor group that purchased Common Stock in the Recapitalization. See "Certain Transactions -- Conquest Transactions." The Company has advanced funds to Conquest and has guaranteed certain liabilities of Conquest. Management has concluded that it is likely that Conquest will be unable to meet its obligations and, therefore, the Company has recorded a provision in the fourth quarter of 1995 of $1.6 million representing the write-off of the Company's receivable from Conquest and a reserve for other potential payments of Conquest liabilities, including certain Conquest indebtedness which Gargoyles has guaranteed. In June 1996, Conquest sold certain of its assets for a purchase price of approximately $600,000 plus the assumption of certain liabilities. Conquest is in the process of liquidating its remaining assets.

     Discontinued Distribution Agreement. During late 1994, the Company entered into a nonexclusive agreement to distribute a line of sunglasses produced by another manufacturer. These sunglasses were produced under a license agreement with a major manufacturer of athletic shoes and apparel. The Company had no significant sales under this agreement prior to 1995. The Company's results of operations for 1995 include net sales of $758,066, cost of sales of $490,011 and sales and marketing expenses of $579,972 related to this agreement. During the fourth quarter of 1995, both parties agreed to terminate this agreement.

GENERAL

     The Company introduced its first product in December 1983. Since the Company's new management was put in place in 1992, the Company's net sales have grown significantly, from $6.3 million in 1992 to $17.9 million in 1995. For the first six months of 1996, net sales increased 93% to $17.6 million compared to the same period for 1995. The Company attributes its net sales growth primarily to the introduction of new products, growth of sunglass specialty retailers (principally Sunglass Hut), sales efforts focused on opening new accounts and increased brand recognition. The Company's number of active accounts increased from in excess of 1,800 in 1993 to approximately 2,800 in 1995. The Company's annual net sales per active account increased at a compounded annual growth rate of approximately 19% from $4,519 in 1993 to $6,433 in 1995.

     In April 1995, the Company entered into a license agreement (the "License Agreement") whereby it, as licensor, receives quarterly cash payments based on the portion of the licensee's income from the sale of certain products. The Company also received a $1.0 million payment at the inception of the License

Agreement. After deducting expenses associated with the License Agreement, the $720,000 balance was recorded as deferred license income, and is being amortized over a four-year term. The quarterly cash payments, and the amortization of deferred license income, are reported as license income on the Company's consolidated financial statements.

     Hobie was acquired by the Company on February 13, 1996 and was accounted for as a purchase. Results of Hobie are therefore included in the Company's consolidated financial statements for the period ended June 30, 1996 only for the period from February 14, 1996 to June 30, 1996. Results for the period from January 1, 1996 until the date of the Hobie Acquisition and results for Hobie for 1995 and 1994 are also included in the financial statements contained in this Prospectus.


     Pursuant to an agreement dated January 5, 1994, among Gargoyles, the Founder and Mr. Hauff, the Founder granted Mr. Hauff a nonqualified option to purchase 10% of the Common Stock from the Founder. In connection with the Recapitalization, the provisions of the option agreement were amended to eliminate the option's expiration date, unless the Company closed an initial public offering, in which case the option would immediately vest and expire. The amended option was subsequently assumed by the Investors. See "Certain Transactions--Other Transactions." As a result of the amendment, the Company was required to recognize deferred compensation of $400,000, which was expensed over the option vesting period. Also in connection with the Recapitalization, the Investors granted Mr. Hauff an additional nonqualified option to purchase 136,250 shares of the Common Stock owned by the Investors at an exercise price of $4.58 per share. In June 1996, in contemplation of the Offering, the Investors further amended Mr. Hauff's option agreements to accelerate the vesting and to extend the expiration date to June 28, 2006. As a result, the remaining balance of $150,000 from the initial $400,000 deferred compensation was expensed and Gargoyles recognized an additional nonrecurring, noncash stock compensation charge of $3.4 million in the second quarter of 1996.


     Antone provided assembly operations for Gargoyles prior to the Recapitalization and was merged into Gargoyles in connection with the Recapitalization. The merger was accounted for as a pooling-of-interests due to common ownership. Prior to the Recapitalization, Antone was taxed as an S corporation. Accordingly, Antone's taxable income included in the Company's consolidated financial statements is treated as if it were distributed to the Founder, who is responsible for payment of taxes thereon. The Company did not, therefore, pay taxes on Antone's taxable income prior to the Recapitalization.

     A nonrecurring $300,000 bonus to an executive officer, in connection with an employment agreement, to be paid upon the closing of the Offering, will be expensed concurrently with the closing of the Offering. See
"Management -- Employment and Change-in-Control Agreements." In addition, unamortized loan fees, which were $123,000 at June 30, 1996, associated with debt to be retired with a portion of the net proceeds of the Offering, will be expensed concurrently with the repayment of the debt immediately after the Offering.

RESULTS OF OPERATIONS

     The following table sets forth results of operations, as a percentage of net sales, for the periods indicated:

                                                       FISCAL YEAR ENDED
                                                --------------------------------       SIX MONTHS
                                                                                          ENDED
                                                 NOVEMBER 30,                           JUNE 30,
                                                ---------------     DECEMBER 31,     ---------------
                                                1993      1994          1995         1995      1996
                                                -----     -----     ------------     -----     -----
Net sales.....................................  100.0%    100.0%        100.0%       100.0%    100.0%
Cost of sales.................................   39.4      38.5          39.2         38.1      41.9
                                                -----     -----         -----        -----     -----
Gross profit..................................   60.6      61.5          60.8         61.9      58.1
License income................................     --        --           2.7          3.2       1.7
Operating expenses:
  Sales and marketing.........................   26.8      27.4          33.2         30.7      28.3
  General and administrative..................   17.6      23.1          16.9         14.6      11.8
  Shipping and warehousing....................    5.3       5.5           5.8          4.7       6.0
  Research and development....................    2.6       1.1           1.7          1.4       1.9
  Stock compensation..........................     --        --           1.4          1.7      20.0
                                                -----     -----         -----        -----     -----
     Total operating expenses.................   52.3      57.1          59.0         53.1      68.0
                                                -----     -----         -----        -----     -----
Income (loss) from operations.................    8.3%      4.4%          4.5%        12.0%     (8.2)%
                                                =====     =====         =====        =====     =====

  Six Months Ended June 30, 1996 Compared to Six Months Ended June 30, 1995

     Net sales. Net sales increased to $17.6 million for the six months ended June 30, 1996 from $9.1 million for the six months ended June 30, 1995. This increase was primarily the result of (i) new product introductions, including the Helios models in March 1995 and the Paladin, Vortex and Octane models in 1996, (ii) sales increases in most existing product lines, (iii) an increase in the number of active accounts resulting from the Company's sales efforts, and
(iv) sale of Hobie products in the 1996 period, subsequent to the Hobie Acquisition, totaling approximately $3.0 million. The change in the Company's product mix associated with new product introductions and the inclusion of the Hobie product lines contributed to a 3% increase in the total average selling price in the 1996 period on unit growth of 84%.

     Gross profit. Gross profit increased to $10.2 million for the six months ended June 30, 1996 from $5.6 million for the six months ended June 30, 1995. Gross margin decreased to 58.1% in the 1996 period from 61.9% in the 1995 period. The decline in gross margin in 1996 was attributable, in part, to large purchases by Sunglass Hut and growth in sales to new distributors, both of which receive higher volume discounts than the Company's other accounts. The Company's sales to Sunglass Hut totaled approximately 37% of the Company's net sales compared to a historical level of approximately 33%. In addition, the decrease in gross margin in 1996 resulted from lower gross margin for Hobie. Hobie's lower gross margin resulted primarily from sales pricing and component costs in place at the time of the Hobie Acquisition in February 1996. The decrease in gross margin in 1996 also resulted from unanticipated cost increases from one frame supplier and resulting increases in production costs at the Company. The Company is replacing this supplier with a new, lower-cost supplier.

     License income. License income increased to $294,000 for the six months ended June 30, 1996 from $290,000 for the six months ended June 30, 1995.

     Operating expenses. Operating expenses increased to $12.0 million for the six months ended June 30, 1996 from $4.8 million for the six months ended June 30, 1995. As a percentage of net sales, operating expenses increased to 68.0% in the 1996 period, which included stock compensation of $3.5 million or 20.0% of net sales, from 53.1% in the 1995 period. Excluding this stock compensation, operating expenses as a percentage of net sales decreased to 48.0% for the 1996 period. Sales and marketing expenses increased $2.2 million in the 1996 period, primarily as a result of salaries and commissions associated with higher sales levels and increases in marketing and warranty expenditures. As a percentage of net sales, sales and marketing expenses decreased to 28.3% in the 1996 period from 30.7% in the 1995 period due to the slower growth of these expenses compared to net sales. General and administrative expenses increased $743,000 in the 1996 period, as the Company continued to add personnel and the infrastructure necessary to support its growth. As a percentage of net sales, general and administrative expenses decreased to 11.8% in the 1996 period from 14.6% in the 1995 period, due to greater leverage of the Company's overhead. Stock compensation increased to $3.5 million in the 1996 period from $155,000 in the 1995 period. See "-- General."

     Income (loss) from operations. The Company's loss from operations of ($1.5) million for the six months ended June 30, 1996 compared to income from operations of $1.1 million for the six months ended June 30, 1995 primarily as a result of the nonrecurring, noncash stock compensation charge in the 1996 period.

     Interest expense, net. Net interest expense increased to $1.2 million for the six months ended June 30, 1996 from $400,000 for the six months ended June 30, 1995. This increase resulted from substantially higher debt incurred in the Recapitalization in March 1995 and the Hobie Acquisition in February 1996, and increased borrowings to support operations.

     Recapitalization expenses. In March 1995, the Company incurred $574,000 in expenses relating to the Recapitalization for severance, legal and other costs. See "-- Company History."

     Income tax provision (benefit). The Company's income tax benefit was zero for the six months ended June 30, 1996 compared to an income tax provision of $5,000 for the six months ended June 30, 1995. Differences from the federal statutory income tax rate of 34% resulted primarily in 1996 from increases in the reserve against certain tax assets and, in 1995, the inclusion of Antone's earnings in income (loss) before income taxes. The Company was not subject to income tax on Antone's earnings because Antone was an S corporation.

     Net income (loss). As a result of the items discussed above, the Company's net loss was ($2.6) million for the six months ended June 30, 1996 compared to net income of $128,000 for the six months ended June 30, 1995.


     Hobie. Net sales of Hobie sunglasses were $3.3 million for the six months ended June 30, 1996 compared to $2.3 million for the six months ended June 30, 1995. Hobie's income from operations increased to $753,000 for the six months ended June 30, 1996 from $172,000 for the six months ended June 30, 1995. Hobie's operating expenses in the 1996 period included amortization of intangibles totaling $57,000. Hobie's net loss for the period from January 1 to February 13, 1996 was $47,000. This loss resulted primarily from the seasonality of Hobie's business.


  Year Ended December 31, 1995 Compared to Year Ended November 30, 1994

     Change in fiscal year-end. In 1995, the Company changed its reporting period from a fiscal year ending November 30 to a calendar year. The results of operations for the one-month period ended December 31, 1994 are presented in the Company's Consolidated Financial Statements. Because the Company's business is seasonal, the results of operations for December are not indicative of results for other months in the year.

     Net sales. Net sales increased to $17.9 million for the year ended December 31, 1995 from $11.1 million for the year ended November 30, 1994. This increase was primarily the result of (i) new product introductions, including the Helios models, (ii) sales increases in most existing product lines, and
(iii) an increase in the number of active accounts resulting from the Company's sales efforts. The change in the Company's product mix contributed to a 15% increase in the total average selling price of Gargoyles eyewear in 1995 on unit growth of 38%.

     Gross profit. Gross profit increased to $10.9 million for the year ended December 31, 1995 from $6.8 million for the year ended November 30, 1994. Gross margin decreased to 60.8% in 1995 from 61.5% in 1994. This margin decrease resulted in part from unanticipated cost increases from one frame supplier and resulting increases in production costs at the Company in the 1995 period. The decrease in gross margin also resulted in part from the inclusion in the 1995 period of sales of $758,066 under the discontinued distribution agreement which had a gross margin of 35%. These decreases in gross margin were partially offset by a reduction in the cost for certain other key components, including temples and nosebridges for its Classic and 85s models. The Company is replacing the frame supplier with a new, lower-cost supplier.

     License income. The License Agreement was entered into in February 1995, resulting in license income of $480,000 for 1995.

     Operating expenses. Operating expenses increased to $10.5 million for the year ended December 31, 1995 from $6.3 million for the year ended November 30, 1994. As a percentage of net sales, operating expenses increased to 59.0% in 1995 from 57.1% in 1994. Sales and marketing expenses increased $2.9 million in 1995, primarily as a result of salaries and commissions associated with higher sales levels and increases in marketing and warranty expenditures. As a percentage of net sales, sales and marketing expenses increased to 33.2% in 1995 from 27.4% in 1994, reflecting the Company's increased investment in its direct sales force. General and administrative expenses increased $472,000 in 1995, as the Company continued to add personnel and the infrastructure necessary to support its growth. As a percentage of net sales, general and administrative expenses decreased to 16.9% in 1995 from 23.1% in 1994. General and administrative expenses in 1994 were impacted by several investments the Company made, including the expenses associated with moving into a new facility and investments in personnel and the infrastructure necessary to support its anticipated growth. Stock compensation totaled $250,000 for 1995.

     Income from operations. The Company's income from operations increased to $810,000 for the year ended December 31, 1995 from $485,000 for the year ended November 30, 1994. As a percentage of net sales, income from operations increased to 4.5% in 1995 from 4.4% in 1994. This increase was the result of the Company's net sales growth and license income, partially offset by the decrease in gross margin and the increase in operating expenses.

     Interest expense, net. Net interest expense increased to $1.0 million for the year ended December 31, 1995 from $176,000 for the year ended November 30, 1994. This increase resulted from debt incurred in the Recapitalization and increased borrowings to support operations.

     Recapitalization expenses. In March 1995, the Company incurred $574,000 in expenses relating to the Recapitalization for severance, legal and other costs. See "-- Company History."

     Provision for loss on affiliate. During 1995, the Company recorded a $1.6 million provision for the loss on Conquest. Gargoyles has advanced funds to, and guaranteed certain liabilities of, Conquest. This provision included the write-off of the funds advanced, and the establishment of a liability for the Company's potential payment of certain Conquest liabilities. See "-- Company History" and "Certain Transactions -- Conquest Transactions."

     Income tax provision (benefit). The Company's income tax benefit was ($100,000) for the year ended December 31, 1995, compared to an income tax provision of $10,000 for the year ended November 30, 1994. Differences from the federal statutory income tax rate of 34% resulted primarily from increases in the reserve against certain tax assets and the inclusion of Antone's earnings in income (loss) before income taxes. The Company was not subject to income tax on Antone's earnings because Antone was an S corporation.

     Net income (loss). The Company's net loss was $2.3 million for the year ended December 31, 1995, compared to net income of $299,000 for the year ended November 30, 1994. This decrease resulted principally from increased interest expense and nonrecurring recapitalization expenses and nonrecurring provision for loss on affiliate, partially offset by the increased income from operations.

     Hobie. Net sales of Hobie sunglasses increased to $4.0 million for the year ended December 31, 1995 from $3.7 million for the year ended December 31, 1994. Hobie's income from operations increased to $162,000 for the year ended December 31, 1995 from $84,000 for the year ended December 31, 1994. This increase was primarily the result of Hobie's net sales growth and gross margin improvement partially offset by an increase in operating expenses.

  Year Ended November 30, 1994 Compared to Year Ended November 30, 1993

     Net sales. Net sales increased to $11.1 million for the year ended November 30, 1994 from $8.2 million for the year ended November 30, 1993. This increase was primarily the result of (i) new product introductions, including the Legends model, and (ii) an increase in the number of active accounts resulting from the Company's sales efforts. The change in the Company's product mix contributed to a 14% increase in the total average selling price of eyewear in 1994 on unit growth of 18%.

     Gross profit. Gross profit increased to $6.8 million for the year ended November 30, 1994 from $5.0 million for the year ended November 30, 1993. Gross margin increased to 61.5% in 1994 from 60.6% in 1993. This increase was primarily the result of cost reductions obtained for certain key components, including temples and nosebridges for its Classic and 85s models.

     Operating expenses. Operating expenses increased to $6.3 million for the year ended November 30, 1994 from $4.3 million for the year ended November 30, 1993. Operating expenses as a percentage of net sales increased to 57.1% in 1994 from 52.3% in 1993. Sales and marketing expenses increased $831,000 in 1994, primarily as a result of salaries and commissions associated with higher sales levels and the establishment of the Company's direct sales force. As a percentage of net sales, sales and marketing expenses increased to 27.4% in 1994 from 26.8% in 1993. General and administrative expenses increased $1.1 million in 1994, as the Company moved into a new facility and invested in personnel and the infrastructure necessary to support its growth. As a result, general and administrative expenses, as a percentage of net sales, increased to 23.1% in 1994 from 17.6% in 1993.

     Income from operations. The Company's income from operations decreased to $485,000 for the year ended November 30, 1994 from $685,000 for the year ended November 30, 1993. As a percentage of net sales, income from operations decreased to 4.4% in 1994 from 8.3% in 1993. This decrease was the result of the Company's increase in operating expenses, partially offset by the net sales growth and gross margin improvement.

     Interest expense, net. Net interest expense increased to $176,000 for the year ended November 30, 1994 from $55,000 for the year ended November 30, 1993. This increase resulted primarily from increased borrowings to support operations.

     Income tax provision. The Company's income tax provision decreased to $10,000 for the year ended November 30, 1994 from $40,000 for the year ended November 30, 1993. Differences from the federal statutory income tax rate of 34% primarily resulted from the inclusion of Antone's earnings in income (loss) before income taxes. The Company was not subject to income tax on Antone's earnings because Antone was an S corporation.

     Net income. Net income decreased to $299,000 for the year ended November 30, 1994 from $592,000 for the year ended November 30, 1993. This decrease resulted from the decreased income from operations and increased interest expense.

LIQUIDITY AND CAPITAL RESOURCES

     Historically, the Company has relied primarily on cash from operations and borrowings to finance its operations. As described below, since March 1995, Trillium has guaranteed certain of the Company's loans and from time to time has made certain other loans to the Company. In addition, prior to the Recapitalization, Antone, which was merged into the Company, made S corporation distributions to the Founder from Antone's earnings. Cash provided by (used in) the Company's operating activities, primarily to fund the growth in accounts receivable and inventories, totaled $300,000 and ($400,000) for the years ended November 30, 1993 and 1994, respectively, ($2.8) million for the year ended December 31, 1995 and ($2.7) million for the six months ended June 30, 1996. Cash provided by (used in) the Company's investing activities, primarily to fund capital expenditures, and, in the six months ended June 30, 1996, to fund the Hobie Acquisition, totaled ($200,000) and ($700,000) for the years ended November 30, 1993 and 1994, respectively, ($1.3) million for the year ended December 31, 1995 and ($4.4) million for the six months ended June 30, 1996. Cash provided by (used in) the Company's financing activities, primarily proceeds from bank debt and, in the year ended

December 31, 1995, proceeds from the stock issuance in the Recapitalization, totaled ($400,000) and $1.0 million for the years ended November 30, 1993 and 1994, respectively, $4.1 million for the year ended December 31, 1995 and $7.1 million for the six months ended June 30, 1996. As of June 30, 1996, the Company had a working capital deficit of $5.0 million, including $13.9 million of indebtedness to be repaid with a portion of the net proceeds from the Offering.

     Gargoyles has a revolving line of credit with a bank (the "Credit Facility") that matures on March 22, 1997. Effective June 25, 1996, the Company could borrow under the Credit Facility up to the lesser of (i) an amount that, together with outstanding interest, does not exceed the total of 80% of eligible accounts receivable and 50% of eligible inventories and (ii) $11.0 million. Borrowings under the Credit Facility bear interest at the bank's prime rate plus 1.0% per annum (9.25% at June 30, 1996), payable monthly. Amounts borrowed under the Credit Facility are secured by all tangible and intangible personal property of the Company. Proceeds from borrowings under the Credit Facility were used by the Company to support operations. As of June 30, 1996, the Company had borrowings of $7.5 million under the Credit Facility. The Credit Facility requires, among other things, that the Company maintain a minimum tangible net worth and working capital and meet certain ratios relating to debt coverage. As of June 30, 1996, the Company was in compliance with the covenants. The Company will repay the balance outstanding under the Credit Facility with a portion of the net proceeds from the Offering. At that time, the Credit Facility will be replaced with a $10 million unsecured revolving line of credit with a more favorable interest rate.

     In connection with the Recapitalization, the Company borrowed $6.0 million in an acquisition loan (the "Recapitalization Loan") from a bank. These funds were used, along with the proceeds from the sale of Common Stock to the Investors, to repurchase stock from the Founder. The Recapitalization Loan bears interest at the bank's prime rate plus 1.50% per annum (9.75% at June 30, 1996), payable monthly. Principal payments are payable quarterly in the amount of $230,769 through March 2002. The Recapitalization Loan is guaranteed by Trillium. As of June 30, 1996, the Company had borrowings of $5.5 million under the Recapitalization Loan. Additionally, a note payable of $283,100 was issued to the Founder, bearing interest at 10% per annum. Gargoyles paid interest only on a monthly basis through September 1995. Beginning in October 1995, the note became payable in monthly installments of principal and interest of $10,704 through March 1998.


     In connection with the Hobie Acquisition, the Company borrowed $4.0 million in an acquisition loan (the "Hobie Acquisition Loan") from a bank. These funds were primarily used to purchase all the outstanding stock of Hobie. On June 25, 1996, the Company borrowed an additional $1.0 million under the Hobie Acquisition Loan, the proceeds of which were used for general working capital. The Hobie Acquisition Loan bears interest at the bank's prime rate plus 3.0% per annum (11.25% at June 30, 1996), payable monthly. A $700,000 principal payment is due September 30, 1996 and the $4.3 million balance is due December 31, 1996. In addition, loan fees of (i) 1.0% of the then-outstanding principal balance is due on September 30, 1996 and (ii) $212,000 is due on December 31, 1996. The Hobie Acquisition Loan is guaranteed by Trillium. As of June 30, 1996, the Company had borrowings of $5.0 million under the Hobie Acquisition Loan. If the Company does not repay the Hobie Acquisition Loan on or before December 31, 1996, it must pay an additional loan fee of $5.0 million or issue a warrant to purchase that number of shares of the Company's Common Stock that would constitute 25% of the Common Stock on a fully diluted basis at a purchase price of $.01 per share (subject to certain antidilution adjustments). If issued, the warrant would be exercisable by the bank at any time after March 31, 1997 and, until June 30, 1997, the Company would have the right to redeem the warrant for an aggregate redemption price of $5.0 million. If the bank were to exercise the warrant, the bank would have the right, subject to certain limitations, to require the Company to register its shares of Common Stock.


     The Company has also borrowed a total of $1.2 million from a bank, bearing interest at the bank's prime rate plus 1.25% per annum (9.50% at June 30, 1996), with interest payable monthly and principal payable quarterly through 2000 (the "Equipment Loan"). The Equipment Loan was used to finance the purchase of equipment and is secured by such equipment. As of June 30, 1996, a total of $1.2 million was outstanding under the Equipment Loan.

     The Company intends to repay the Credit Facility, the Recapitalization Loan, the Hobie Acquisition Loan, the Kindling Loan, the Equipment Loan, the Settlement Note (see "Certain Transactions -- Recapitalization Transaction") and certain other indebtedness with a portion of the net proceeds of the Offering. See "Use of Proceeds" and Note 5 to the Company's Consolidated Financial Statements.

     Antone historically made distributions to the Founder to pay income taxes on Antone's earnings included in the Founder's taxable income and as a return on his investment. Antone paid distributions to the Founder of $587,000, $625,000 and $261,000 for the years ended November 30, 1993 and 1994 and December 31, 1995, respectively.

     Capital expenditures totaled $1.3 million for the year ended December 31, 1995. The Company anticipates that capital expenditures will total approximately $1.0 million for the year ending December 31, 1996. Capital expenditures during 1995 and 1996 are primarily for optical molds and production and office equipment.

     The Company believes that cash flow from operations, the net proceeds of the Offering and available borrowings will be sufficient to meet its operating needs and capital expenditures for the foreseeable future.

SEASONALITY

     The following table sets forth certain unaudited quarterly data for the periods shown:

                           1994 QUARTER ENDED                      1995 QUARTER ENDED             1996 QUARTER ENDED
                  ------------------------------------   --------------------------------------   -------------------
                  FEB. 28   MAY 31   AUG. 31   NOV. 30   MAR. 31   JUNE 30   SEPT. 30   DEC. 31   MAR. 31     JUNE 30
                  -------   ------   -------   -------   -------   -------   --------   -------   -------     -------
                                                             (IN MILLIONS)
Net sales.......   $ 1.5     $3.3     $ 3.2     $ 3.1     $ 3.3     $ 5.8      $5.2      $ 3.6     $ 7.0       $10.6
Gross profit....     0.9      2.0       2.0       1.9       2.0       3.6       3.3        2.0       4.1         6.1

     The Company's net sales generally have been higher in the period from March to September, the period during which sunglass purchases are highest. As a result, operating income is typically lower in the first and fourth quarters as fixed operating costs are spread over lower sales volume. In anticipation of seasonal increases in demand, the Company typically builds inventories in the fourth quarter, when net sales have historically been lower. The Company also experiences higher accounts receivable during March through September as a result of higher sales during this period. This increase in accounts receivable does not have a significant effect on the Company's liquidity due to the Company's ability to borrow against these receivables under the Credit Facility. See "-- Liquidity and Capital Resources." The Company's quarterly results of operations have fluctuated in the past and may continue to fluctuate as a result of a number of factors, including seasonal cycles, the timing of new product introductions, the timing of orders by the Company's customers, the mix of product sales and the effects of weather conditions on consumer purchases. See "Risk Factors -- Economic Conditions; Quarterly Fluctuations; Seasonality."

BACKLOG AND BACKORDERS

     Since mid-1994, the Company has experienced a significant increase in backlog (which represents all unshipped orders, regardless of the scheduled shipping date) and occasional increases in backorders (which represent orders for merchandise remaining unshipped beyond its scheduled shipping date). As of June 30, 1996, the Company's backlog was approximately $1.8 million, approximately $1.0 million of which represented backorders. The Company expects to fill orders relating to substantially all backlog at June 30, 1996 by the end of 1996. As of June 30, 1995, the Company's backlog was approximately $1.3 million.

     The occasional increases in backorders have been due to increases in the market demand for Gargoyles products, which have temporarily exceeded either the capacity of the Company's lens and frame suppliers or the Company's internal production capacity. Prior to the Recapitalization, the Company did not have sufficient capital to maintain an adequate supply of certain key components, which resulted in an increase in backorders in the months preceding and immediately following the Recapitalization. The Recapitalization increased the Company's access to capital, thereby allowing it to reduce backorders and further develop adequate inventory levels. The Company has been taking actions since the Recapitalization to reduce the potential of future backorders. In particular, Gargoyles has worked with its suppliers to increase the level of production of Gargoyles products, has added new suppliers and has increased its own production capacity through the addition of personnel and equipment. In addition, in late 1995 the Company refocused its product offerings on the most popular frame and lens color combinations, allowing the Company to narrow the stock-keeping units offered, thereby reducing the potential for future backorders. See "-- Liquidity and Capital Resources," "Risk Factors -- Ability to Sustain and Manage Growth" and "-- Reliance on Limited Sources of Supplies," "Business -- Manufacturing" and "Use of Proceeds."

                                    BUSINESS

INTRODUCTION

     Gargoyles designs, manufactures and markets a broad line of performance and outdoor lifestyle-oriented sunglasses. The Company competes in the rapidly growing premium sunglass market by offering a diverse line of products at suggested retail prices of $80 to $190. The Company seeks to distinguish Gargoyles brand products in the marketplace by combining innovative styling with its patented dual lens toric curve technology, which the Company believes is the most advanced lens design currently available in wrap sunglasses. The Company believes these features appeal not only to active sports enthusiasts who favor the performance and comfort features of its products, but also to consumers who appreciate Gargoyles' distinctive styling and innovative designs. In addition, the Company recently acquired the Hobie sunglass line, a leading line of polarized sunglasses, which is one of the fastest emerging categories within the premium sunglass market. The Company also offers a popular line of protective eyewear focused primarily on the medical and dental market segments. The Company believes that the diversity of its product lines, combined with increasing awareness among consumers of the Gargoyles and Hobie brands and their attributes, has positioned it to capitalize on the strong growth potential in the domestic and international premium sunglass markets. The Company's net sales have increased at a compounded annual growth rate of 41% from 1992 through 1995. For the first six months of 1996, the Company achieved growth in net sales of 93% compared to the same period in the prior year.

     The Company was founded to develop a sunglass style that not only would cover and protect the eyes more effectively than traditional "flat" lens designs, but also would minimize distortion. In 1983, the Company completed the development of its patented dual lens toric curve technology. The complex geometry of the proprietary toric curve lens minimizes refraction associated with other wrap lens designs by allowing the transmission of light directly to the eye with virtually no change in direction. This dual lens design provides each eye with its own optical center of focus, permitting a wraparound design without sacrificing overall optical clarity or introducing distortion. The Company believes this proprietary technology offers the most advanced and optically correct sunglass lens design available in wrap sunglasses and provides a significant differential competitive advantage.

     In 1983, the Company introduced its first product based on this proprietary technology, the Gargoyles Classic. Until 1992, the Company was a successful single-product company with relatively few resources devoted to expanding its product line, and was dependent on independent manufacturers' representatives to sell its products. In May 1992, the Company began installing a new management team which has developed and implemented new operating and growth strategies designed to exploit the patented dual lens toric curve technology and to capitalize on the growth trends within the premium sunglass market. These strategies included an aggressive, innovative new product development program resulting in the introduction of numerous models, including 85s in 1993, Legends in 1994, Helios and Legends II in 1995, and Paladin, Octane and Vortex in 1996. In addition, the Company began investing in its own direct sales force in 1994 to expand distribution and gain more control over the sales process. The Company also initiated a strategy to enhance the Gargoyles brand image and promote the performance characteristics of its products by aggressively pursuing strategic endorsements from professional athletes such as Dale Earnhardt, Ken Griffey, Jr., Alexi Lalas and Scottie Pippen. The Company believes that these strategies have contributed to its rapid sales growth and have created a platform for the continued success of the Gargoyles brand.

     The Company has also leveraged its infrastructure and direct sales force by adding new brands through acquisitions and licensing arrangements that can increase sales without commensurate increases in operating expenses. In particular, the Company acquired Hobie's sunglass business in February 1996, which broadened the Company's technology base to include polarized sunglasses. Further, in May 1996, the Company, together with the former president of Revo, entered into a worldwide license agreement with Timberland to design, manufacture and market sunglasses under the Timberland brand name. The Company believes the worldwide appeal of the Timberland brand name will assist the Company in further penetrating the outdoor-lifestyle market segment. Management believes that the addition of these brands to the Company's portfolio of products will provide incremental synergies in sales, marketing, distribution, manufacturing and general and administrative expenses.

INDUSTRY OVERVIEW

     According to the Sunglass Association of America, total retail sunglass sales in the domestic sunglass market grew approximately 64% from $1.4 billion in 1989 to $2.3 billion in 1995. The industry is generally divided into two principal segments: the under $30 market and the over $30 premium market. The premium sunglass market, the category in which the Company competes, showed an increase in total retail sales of approximately 82% from $824 million in 1989 to $1.5 billion in 1995. The average retail price per unit for premium sunglasses has increased during this period, contributing significantly to the overall growth of the segment.

     The Company believes that the key factors driving the historical growth in the premium sunglass market include increased consumer awareness of the need for quality eye protection in response to heightened health concerns, increased demand for technologically advanced, yet stylish products, increased demand for specialized sunglasses for different sports and activities, growing brand awareness among eyewear consumers and continuous product replacement.

     The Company believes that an additional factor affecting the growth of the premium sunglass market is the growth of sunglass specialty retailers, primarily Sunglass Hut, the industry's largest sunglass specialty retailer. Sunglass Hut has grown rapidly through internal expansion and acquisitions, increasing from 156 stores at February 1, 1988 to 1,726 locations at February 3, 1996. In addition to growing its store base, Sunglass Hut's comparable store net sales increased 10.3% and 13.5% for its 1995 and 1994 fiscal years, respectively. The Company also believes that the percentage of sales through the sunglass specialty channel, its primary channel, is increasing relative to other channels. Based on information provided by Sunglass Hut, the Company believes that sales of sunglasses through sunglass specialty retailers increased from approximately 31% of total domestic sunglasses sales in 1994 to approximately 37% in 1995.

     The Company believes that Oakley and Bausch & Lomb comprised approximately 50% of the domestic premium sunglass market in 1995, with several companies, including Gargoyles, having smaller but significant market shares. The remainder of the industry is highly fragmented and comprised of numerous smaller companies. The Company expects that as the sunglass industry continues to grow, a certain amount of consolidation will occur. The Company believes such consolidation will enable certain companies to achieve sufficient scale to invest increased amounts in research and development, develop direct sales forces, market products effectively in an increasingly competitive environment and maintain adequate inventory levels to deliver products on a reliable basis to rapidly growing specialty retailers. Consolidation of smaller manufacturers by larger, well-capitalized vendors is consistent with the desire of large retail customers, notably Sunglass Hut, to do business with vendors who provide dependable, timely delivery and adequate supply of products.

BUSINESS STRATEGIES

     The Company's objective is to be one of the premier designers, manufacturers and marketers of performance and outdoor lifestyle-oriented premium sunglasses and protective eyewear. To achieve this goal, the Company has developed and is implementing business strategies to capitalize on growth opportunities within the premium sunglass market. Key elements of the Company's business strategies are as follows:

     Offer technologically superior products. The Company's products are designed to capitalize on several unique technological features that differentiate Gargoyles' products from those of its competitors. The sophisticated geometry of the Company's patented lens design provides each eye with its own optical center of focus, permitting a wraparound design with wide coverage without sacrificing overall optical clarity or introducing distortion. The Company's primary lens material is polycarbonate, which is significantly stronger than safety glass, yet lightweight and able to provide protection from damaging ultraviolet light. The Company also offers Hobie polarized sunglasses, which are designed to block glare more effectively than regular sunglasses. Additionally, the Company's patented interchangeable lens system used in its Legends products allows the consumer to adopt multiple styles and functions through the use of different lenses in the same frame.

     Design innovative products. The Company continuously strives to differentiate its products from those of competitors through new product introductions. The Company positions its products to appeal to both active sports enthusiasts who favor the performance features of its products and consumers who appreciate Gargoyles' distinctive styling and innovative designs. The Company has recently added the Vortex and Octane models for the sports market segment, which the Company believes is currently one of the fastest growing segments in the premium sunglass market. In addition, the recent introduction of the Paladin model has augmented the Company's strength in the broader style-conscious market.

     Increase brand name recognition. The Company seeks to heighten awareness of its brands as high-quality, technology-based performance sunglasses. The Company's unique styles and designs, featuring its dual lens toric curve technology, differentiate its products from rival brands. To further strengthen its brand image, the Company maintains strict control over the distribution of its products and has implemented a marketing strategy focused on enhancing the retail presentation of its products. This strategy includes training retail salespersons to fully understand the benefits and features of the Company's products and in-store education highlighting the style and technical features of its products. In addition, the Company creates broad exposure for its products through the endorsements by well-known professional athletes such as Dale Earnhardt, Ken Griffey Jr., Alexi Lalas and Scottie Pippen and through the use of its protective eyewear products by, and tie-in promotions with, the actors on the popular television series ER.

     Expand distribution network. In 1994, the Company began investing in a direct sales force to expand distribution and gain more control over the sales process. The Company has recently augmented its distribution capabilities with the addition of a number of optical distributors and sporting goods manufacturers' representatives to supplement the Company's efforts to access the underpenetrated sporting goods and optical stores markets. The Company believes that the strategic expansion of its distribution network permits its direct sales force to focus on the Company's existing customer base and add new accounts. The Company anticipates that the addition of the Hobie and Timberland product lines will allow for broadened distribution to new and existing customers who desire these new products.

     Implement vertical integration strategy. The Company currently depends on multiple vendors in geographically diverse areas to perform its molding, hard-coating and mirroring processes for its lenses. The Company anticipates centralizing many of these processes by implementing a vertical integration strategy. The Company's goals in implementing this strategy include more efficient manufacturing, improvement in gross margins, manufacturing products in accordance with its strict quality-control standards and increasing control over the timing and delivery of its products. Processes for which vertical integration is not effective will continue to be contracted out to vendors.

GROWTH STRATEGIES

     Management believes that its strategies have positioned the Company to achieve continued growth in revenues and earnings. Key elements of the Company's growth strategies include the following:

     Capitalize on growth in premium sunglass market. The Company will continue to focus on increasing its penetration within the premium sunglass segment, which has grown approximately 82% from 1989 to 1995. Management believes that this segment will continue to experience rapid growth. The Company also expects to benefit from increasing penetration of the premium sunglass market by the Company's existing customers, including its largest customer, Sunglass Hut. The Company believes that as large sunglass specialty retailers continue to grow, they will increasingly require well-capitalized vendors which are able to provide adequate product supply on a reliable basis.

     Develop and introduce new products. The Company is committed to capitalizing on its existing market position and proprietary technology by developing new products and product line extensions that incorporate superior performance and unique styling. To support its new product initiatives, the Company maintains an active research and development effort, which has resulted in the introduction of eight product lines since 1993. In 1996, new product introductions included the Paladin titanium frame for the style-conscious market and the Octane and Vortex plastic frames for the sports market. In 1997, the Company anticipates introducing a number of new models of polarized sunglasses under the Hobie brand name to capitalize on the growing awareness among consumers of the performance features of polarized lenses. Further, in 1997 the Company anticipates introducing its lifestyle-oriented Timberland brand product line.

     Expand customer base. The Company is focused on expanding its customer base both domestically and internationally. The strategies of adding a direct sales force dedicated to selling the Company's products and adding additional manufacturers' representatives and distributors have resulted in significant growth in the number of accounts, including sunglass specialty, sporting goods, department and optical stores. Since the addition of a direct sales force in 1994, the Company has added over 1,000 new accounts. The Company now has approximately 3,100 accounts representing over 7,000 retail locations or outlets. The Company believes there are still significant opportunities to expand its customer base both in the United States and internationally.

     Focus on international expansion. The Company believes that international expansion represents a significant growth opportunity. International sales accounted for approximately 6% of the Company's net sales in 1995, a significantly lower penetration than that of the Company's primary competitors. The Company's international growth plans are based on developing international distribution networks and investing in overseas operations, where appropriate. In addition, the Company believes the worldwide appeal of the Timberland brand name will facilitate introduction of the Company's products internationally. Management also expects the international expansion of Sunglass Hut will assist in increasing the Company's international presence.

     Selectively pursue acquisition and licensing opportunities. The Company seeks to acquire businesses or to create licensing arrangements with companies having high-quality products, strong brand names and growth potential. The focus of the Company's acquisition licensing efforts is to (i) augment the Company's product lines, (ii) enhance the Company's distribution capabilities, (iii) leverage the Company's operating infrastructure, and (iv) access new technology. In particular, the Company's acquisition and integration of Hobie and its license agreement with Timberland provide new brand names and a broader customer base, and create distribution and operating synergies.

DUAL LENS TORIC CURVE TECHNOLOGY

     The key technological feature of the Company's eyewear is its patented dual lens toric curve design. This proprietary design offers a foundation for product innovation that can overcome the optical deficiencies in competitive wrap sunglasses, and permits the Company's sunglasses to match the contours of the face without sacrificing overall optical clarity or introducing distortion. The complex geometry of the Company's dual toric curve lens minimizes the refraction associated with other extreme wrap lens designs by allowing the transmission of light directly to the eyes with virtually no change in direction. Competitive spherical or unitary wrap lens designs, which do not use the Company's dual toric curve lens, may cause light refraction, resulting in distortion, which can cause eye fatigue and eye stress.

     In addition, the Company's dual lens design provides separate optical centers of focus for each eye, resulting in greater overall optical clarity and less peripheral distortion. Competitive unitary wrap sunglasses have a single optical center near the physical center of the lens located between the eyes, which often introduces distortion that may cause eye fatigue and eye stress.


         LIGHT TRANSMISSION OF                        LIGHT TRANSMISSION
          GARGOYLES' DUAL LENS                          OF COMPETITIVE
           TORIC CURVE DESIGN                        UNITARY LENS DESIGN
 [Diagram depicting light transmission     [Diagram depicting light transmission
     through dual toric curve lens]               through competitive lens]


     The Company believes that its dual lens toric curve technology provides the most advanced and optically correct lens design available in wrap sunglasses.

PRODUCTS

     The Company markets its sunglass models under the Gargoyles and Hobie brands, and is developing products to market under the Timberland brand beginning in 1997 pursuant to the license agreement with Timberland. The Company offers an extensive selection of high-quality sunglasses in the middle to upper price points of the premium market ($80 to $190 retail), thereby allowing the Company to market to a broad customer base.

GARGOYLES BRAND SUNGLASSES

     The Company currently offers nine product lines under the Gargoyles brand name, all of which are available in a variety of colors and with mirrored and nonmirrored lenses. Each Gargoyles product line, except for the Legends lines, utilizes the Company's patented dual lens toric curve technology.

                                                                                 Suggested
                                                                                  Retail
Product Line    Introduction                    Description                    Price Points
- ------------   --------------  --------------------------------------------   -------------
Classic         December 1983  Original dual lens toric curve design.             $80-$175
85s             May 1993       Same design as the Classic design but 15%          $80-$175
                               smaller.

Legends         March 1994     Utilizes a patented interchangeable lens          $125-$165
                               system with 14 lens options.

Helios Full     March 1995     Contemporary performance sunglass combining       $120-$140
Frame                          the optically correct oval toric curve lens
                               with a sleek wrapback design.

Helios Anti-    March 1995     Sleek, lightweight frameless design utilizing     $90-$100
Frame                          dual lens toric curve wrap.

Legends II      August 1995    Smaller, sleeker version of the Legends with     $125-$145
                               six lens options.

Paladin         March 1996     Lightweight, fashion/performance design          $170-$190
                               featuring titanium frames.

Vortex          April 1996     Lightweight, aerodynamic nylon frame designed      $80-$85
                               for "extreme" sport use.

Octane          May 1996       Lightweight, aerodynamic nylon composite frame     $85-$95
                               designed for "mainstream" sport use.

[additional column containing diagrams of sunglasses]

     Classic. Introduced in December 1983, the Classic was the Company's first sunglass. The uniqueness of the Classic style is based on several features, including its polycarbonate dual lens toric curve and its wrap design, which provide superior eye protection and optical clarity. The Classic was worn by Arnold Schwarzenegger in The Terminator and Clint Eastwood in Sudden Impact.

     85s. Introduced in May 1993, the 85s were designed to respond to increased consumer demand for a smaller version of the Classic. The 85s style is 15% smaller and is designed to fit a slimmer face.

     Legends. Introduced in March 1994, the Legends line combines a classic shape with the sports performance wrap sunglass of the 1990s. The Legends' patented interchangeable lens system allows the wearer to adjust to changing light and to adopt multiple styles and functions through the use of 14 different lens combinations.

     Helios Full Frame. Introduced in March 1995, the Helios Full Frame is designed to meet the increasing market demand for high-quality, style-conscious performance eyewear. This model, along with the Helios Anti-Frame line, is the industry's first oval wrap sunglass designed with a dual lens toric curve. The Helios Full Frame products also feature spring hinges and adjustable nose pads, which produce a superior level of fit and comfort.

     Helios Anti-Frame. Introduced in March 1995, the Helios Anti-Frame is a contemporary performance sunglass featuring a sleek, lightweight frameless design utilizing the dual lens toric curve.

     Legends II. Introduced in August 1995, the Legends II line offers the same interchangeable lens system and classic design of the Legends line in a smaller, sleeker style. The Legends II line includes six combinations of interchangeable lenses.

     Paladin. Introduced in March 1996, the Paladin is a high-end, style-conscious sunglass with a sports influence that features a titanium frame, providing durability in a lightweight frame weighing only four-tenths of an ounce. The Paladin line incorporates the dual lens toric curve and an antireflective lens coating to reduce glare.

     Vortex. Introduced in April 1996, the Vortex line features a lightweight, aerodynamic design targeted for "extreme" sport use by the youth market. The Vortex incorporates the polycarbonate dual lens toric curve with lightweight nylon frames.

     Octane. Introduced in May 1996 as a mainstream sports sunglass, the Octane line features the dual lens toric curve and lightweight nylon composite frames.


     As a part of the Company's endorsement strategy, the Company uses the names of athletes to broaden brand name recognition by creating "signature" series of products. These products currently include The Griffey Wrap and Dale Earnhardt's and Scottie Pippen's signature models. In addition, a number of the Company's models are available with customized nosebridge decals and/or temples that can tailor a product for specific corporate promotions.


HOBIE BRAND SUNGLASSES

     In February 1996, the Company acquired Hobie, a leading manufacturer and distributor of polarized sunglasses. Polarized lenses are designed to block glare more effectively than regular lenses, thereby providing a technological differentiation from other sunglasses. The Hobie Acquisition provides the Company with access to the growing market for polarized sunglasses. The Company believes this market growth is based on greater consumer recognition of the benefits of polarized sunglasses, the relative ease of demonstrating the technological differentiation of the lens and the increasing market acceptance of the higher-priced polarized sunglasses. The Company also believes that its strategy to aggressively market prescription polarized products will capitalize on the demographics of aging consumers with active outdoor lifestyles.

     The Hobie sunglass collection is divided into three product lines, Sport, Lites and Elites, each designed to appeal to a different user group. Substantially all Hobie sunglasses are available with prescription lenses.

                                                                                                  SUGGESTED
PRODUCT                                                                                             RETAIL
 LINE                                           DESCRIPTION                                      PRICE POINTS
- -------        ------------------------------------------------------------------------------    ------------
Sport          Classic polarized glass lens sunglass line for sport use, including fishing.          $98-$150
Lites          Contemporary polarized sunglass line for active sports.                               $78-$128
Elites         Polarized glass lens sunglass line with lifestyle-orientation.                       $148-$192

     Sport. The Sport line consists of 12 models with nylon frames and polarized glass lenses designed for sport use. The Sport line also includes a line of products designed specifically for fishing. Selected styles in the fishing series are available with plastic lenses.

     Lites. The Lites line consists of 10 models designed for active sport use. The Lites products feature plastic polarized lenses. These sunglasses utilize lightweight, sturdy nylon, metal or carbon frames.

     Elite. The Elite line consists of eight models designed as a durable, lifestyle-oriented sunglass featuring high-quality nylon or metal frames and polarized glass lenses.

PROTECTIVE EYEWEAR

     The Company established its Protective Eyewear division in 1994 to capitalize on the growing demand for the Company's Arctic Clear product line, a clear lens version of the Classic and 85s models. The Company's initial efforts have focused on the medical and dental market segments, where the features and benefits of Arctic Clear eyewear provide superior optical quality and comfort to the healthcare professional. The Company believes that protective eyewear is growing in importance as a market segment due primarily to increasing health concerns in the medical and dental markets. Management believes that the Company's Arctic Clear products appeal to users who regularly wear protective eyewear for extended periods, therefore demanding glasses that are more fashionable and comfortable.

     The Company currently distributes its protective eyewear line through its existing retail channels and through a number of medical and dental distributors. The Company promotes retail sales of its Arctic Clear products through product use by, and tie-in promotions with, the actors on the television series ER. The Company expects to expand the market potential for its Arctic Clear protective eyewear through the development and introduction of a prescription insert for its Classic and 85s models that will fit inside the glasses' lenses, enabling consumers to use these products as prescription eyewear.

TIMBERLAND

     In May 1996, the Company, together with the former president of Revo, and Timberland, formed Kindling, a majority-owned subsidiary, to design, manufacture and market sunglasses and, with Timberland's consent, ophthalmic frames under the Timberland brand name. The Company, together with Kindling, acquired an exclusive license from Timberland to use the Timberland and tree logo trademarks on sunglasses, eyewear accessories and, with Timberland's consent, ophthalmic frames. The Company and Mr. Lauer are currently formulating the strategy with respect to the Timberland product line; the Company anticipates that sales of Timberland branded products will begin in 1997. See "Risk Factors -- Potential Inability to Successfully Integrate Acquisitions and Licensed Products."

ACCESSORIES

     The Company's accessory line includes a variety of products, including hard cases, replacement lenses and eyeglass retainers. This line is distributed in conjunction with the Company's sunglass product lines.

PRODUCT DESIGN AND DEVELOPMENT

     The Company strives to be an innovator in the development of new product styles that incorporate the Company's patented technologies. The Company's products are designed by internal research and development personnel with input from the Company's sales and marketing departments and from consumer focus groups. The development process commences with the conceptual design of potential products, including design sketches, drawings and models. The design team then uses state-of-the-art CAD/CAM equipment to develop three-dimensional prototypes of new designs. In formulating its design concepts, the Company strives to develop unique styles based on its patented dual lens toric curve technology and focuses its efforts on producing performance eyewear products that are among the most functional, fashionable and durable in the industry. As a part of this strategy, the Company has successfully developed new products by cutting different lens shapes and sizes from the Classic lens. These initiatives have shortened the time associated with the concept, prototype and production stages of the product development cycle.

     The Company is now focused on the introduction of one to three new product models per year. The Company expands its model lines by adding certain product extensions, such as new lens and frame colors, new mirrors, interchangeable lenses and soft nose pieces. The Company's strategy is to delay its line extension until it is confident of consumer acceptance of the new model, which has enabled the Company to avoid excess inventory and to manufacture and assemble its products more effectively.

MANUFACTURING

     The Company currently sources its lenses, optical frames and components from a diverse group of suppliers in the United States, Japan and Europe. Lenses for Gargoyles products are molded, hard-coated and mirrored by a network of suppliers in the United States and Japan. Frames for Gargoyles' products are currently produced by a network of suppliers in Italy and Japan. Lenses and frames for the Company's Hobie product line are sourced from Asia and Europe and are assembled in the United States. Related components are generally purchased from vendors in the United States. The Company has established strong relationships with its major suppliers. The Company intends to vertically integrate certain aspects of its manufacturing processes. Management believes that such vertical integration will result in more efficient manufacturing and improved gross margins, and will provide the Company with more control over the timing and delivery of its products. Processes that are unlikely to add these benefits through vertical integration will continue to be contracted out to vendors. See "-- Business Strategies -- Implement Vertical Integration Strategy" and "Risk Factors -- Reliance on Limited Sources of Supplies" and "-- Risks Associated With Vertical Integration Strategy."

     Gargoyles assembles the majority of its products at the Company's facility located in Kent, Washington. Performing assembly functions in-house enables the Company to control the production process and to maintain its strict quality-control standards to reduce spoilage and improve product performance. The Company owns and maintains most of its assembly equipment. With respect to products assembled by the Company's suppliers, the products are delivered to the Company for quality control, packaging and shipping.

     The Company strives to maintain dual or multiple sources of supply for all components and services for its sunglass product lines. The Company has also established contingency plans and identified alternative sources of supply for many of its components. However, the Company relies on a single source of supply for several of its components, including its frames. The major raw material used to produce the majority of the Company's lenses, custom lexan polycarbonate, is in limited supply in world markets and is purchased on the Company's behalf by its lens molders. See "Risk Factors -- Reliance on Limited Sources of Supplies."

     The optical molds used to develop the Company's toric curve-based lenses are difficult to manufacture. Due to the precise optical geometry involved, requiring unique curvatures of both the horizontal and vertical radii, as well as the front and rear lens surfaces, the mold-polishing function is a time-consuming, iterative process that must be finished by hand. The process provides a degree of competitive protection to the Company because the design is extremely difficult and costly to replicate. All optical molds used to manufacture Gargoyles brand lenses are owned by the Company, contributing to a consistent, dependable source of supply.

     The Company manages its inventory for its Gargoyles products using an automated inventory management system that assists in controlling reorder points and minimum and maximum stock levels, thereby ensuring better in-stock availability and a higher level of salable product. Other benefits of this system include lowering average inventories and reducing associated carrying costs. The Company is in the process of integrating its Hobie products into the automated inventory management system.

     For information concerning backlog and backorders, see "Management's Discussion and Analysis of Financial Condition and Results of
Operations -- Backlog and Backorders."

DISTRIBUTION

     To preserve the integrity of the Company's brand names, the Company selectively limits its distribution to retailers that market products consistent with the Company's image and pricing strategy and that provide a high level of customer service and technical expertise. Individual accounts are selected based on their potential ability to positively represent the Company's brands and technological benefits, reputation for advertising prices at or near the manufacturer's suggested retail price, expected ability to display a wide assortment of the Company's product selections and demonstrated commitment to merchandising and product knowledge that will support the Company's brand image. The Company believes that sunglass specialty retailers represent the largest and fastest growing distribution channel for sunglasses, and expects significant growth in sunglass sales by sunglass specialty stores. The Company currently sells Gargoyles and Hobie eyewear through approximately 3,100 accounts representing over 7,000 retail locations or outlets comprised primarily of sunglass specialty stores, optical stores, department stores and sporting goods stores.

     The Company believes that international distribution represents a significant opportunity for increased product sales. Although the Company has not historically focused on the international marketplace, it has achieved recent international sales growth as a result of targeting existing distributors for increased sales volume and developing new distributor relationships selling into previously untapped international markets. The Company intends to focus its expansion efforts in Europe through the establishment of an international distribution network, and to leverage potential distribution synergies with the Company's international manufacturing suppliers. Future plans potentially involve a direct sales force in selected countries and the investment in marketing and overseas operations where appropriate. The Company also expects the worldwide growth of Sunglass Hut to assist in its international expansion.

SALES

     Prior to March 1994, Gargoyles' selling efforts were conducted principally by manufacturers' representatives who were responsible for product lines from multiple companies. In March 1994, the Company began investing in a direct sales force, which had an immediate impact on revenue growth and has played a significant role in positioning the Company for long-term sustainable revenue growth. The direct sales force has grown from ten individuals in April 1994 to 30 individuals as of May 1, 1996. The sales force currently includes territory sales managers, national accounts sales managers and sales associates, as well as international and protective eyewear sales teams. The Company believes that the benefits of its direct sales force include greater focus and more effective control, direction, responsiveness and motivation throughout the entire sales management process. Furthermore, the Company views its direct sales force as a key asset and continuously seeks to add new products to leverage its investment in its sales force. Examples of this strategy include the Hobie Acquisition and the license agreement with Timberland, both of which allow the Company to provide new products to its growing customer base through its established sales force.

     The Company's direct sales force is responsible for managing all sales activities and executing the Company's sales, marketing and promotional strategies. Sales personnel directly call on sunglass specialty retailers, department stores and large optical chains. Sales force functions include daily sales calls focused on increasing business with existing accounts and opening new accounts. This includes educating and training retailers and their employees to effectively communicate the key features and benefits of the Company's products and to execute strategic merchandising programs. Sales personnel are compensated based on a combination of base salary and bonus.

     In January 1996, the Company made the strategic decision to expand its distribution network to include key optical distributors and sporting goods manufacturers' representatives to supplement the Company's efforts to access the underpenetrated optical stores and sporting goods markets. These distributors and manufacturers' representatives represent both Gargoyles and Hobie product lines. The Company believes that the strategic expansion of its distribution network will provide its direct sales force with greater ability to increase its focus on the Company's existing customer base and to achieve greater account penetration.

MARKETING AND PROMOTION

     Prior to the Recapitalization, the Company devoted few resources to marketing and promotion. Over the past year, the Company has significantly increased its marketing efforts, with increased marketing expenditures, new personnel and new promotional programs. The Company's marketing department develops all aspects of advertising, marketing and promoting the Company's products. In addition, the marketing team participates in the new product development process.

     The Company believes that marketing programs developed in cooperation with its key customers, including Sunglass Hut, are a critical part of the Company's success. The Company's marketing professionals work with these customers to design distinctive retail presentations and promotions and to develop marketing materials to educate store employees as to the features and benefits of the Company's products. In addition, the Company provides its customers with product and video presentations that feature the Company's latest products.


     The Company uses endorsements by professional athletes to promote its products and brand image by highlighting the sports efficacy of its designs. The Company's athlete endorsement strategy focuses on selecting athletes who are highly acclaimed in their respective sports to wear and promote the Company's sunglasses. Athletes work in partnership with the Company to contribute to the successful development and marketing of the Company's products. Athletes currently under contract include such well-known names as seven-time NASCAR champion Dale Earnhardt, baseball superstar and "presidential candidate" Ken Griffey, Jr., international soccer superstar Alexi Lalas, Olympic gold-medalist skier Tommy Moe, NBA superstar Scottie Pippen and world champion snowboarders Michael Jacoby and Michele Taggart. In key situations, the Company uses the names of athletes to increase brand recognition by creating a "signature" series of products. These products currently include The Griffey Wrap and Dale Earnhardt's and Scottie Pippen's signature models. The Company's strategy also includes the use of the Company's protective eyewear on the popular television series ER, which it promotes through an endorsement contract providing for tie-in promotions with the ER actors.


CUSTOMER SERVICE

     The Company's management is committed to achieving customer satisfaction and encouraging repeat business by providing a high level of knowledgeable, attentive and personalized customer service. The Company has implemented extensive employee training designed to ensure that its customer service representatives, and other key personnel who interface with the Company's customers, are thoroughly familiar with the technical, lifestyle and functional elements of the Company's product offerings. Management believes that the Company's responsive customer service effort has created goodwill and loyalty among its customers and, as a result, contributes to the strength of Gargoyles' reputation in the marketplace.

PRINCIPAL CUSTOMERS

     Net sales to the Company's 10 largest customers during the year ended December 31, 1995 and the six months ended June 30, 1996 accounted for approximately 54% of net sales in both periods. Sunglass Hut, the Company's largest customer, accounted for approximately 32% and 37% of the Company's net sales for the same periods (including sales to Sunsations, which was acquired by Sunglass Hut in July 1995). As of May 31, 1996, the Company's products are sold in more than 1,650 Sunglass Hut locations throughout the United States. While the Company does not have a purchase agreement with Sunglass Hut, the Company believes that its relations with this customer are good. Each year the Company and Sunglass Hut develop a joint plan for promotional, marketing and sales objectives. See "Risk Factors -- Dependence on Sunglass Hut."

INTELLECTUAL PROPERTY

     The Company aggressively asserts its rights under patent, trade secret, unfair competition, trade dress, trademark and copyright laws to protect its intellectual property, including product designs, proprietary manufacturing processes and technologies, product research and concepts and recognized trademarks. These rights are protected through the acquisition of patents and trademark registrations, the maintenance of trade secrets, the development of trade dress (the "look and feel" of a product) and, where appropriate, litigation against those who are, in the Company's opinion, infringing its rights.

     Patents and Trademarks. As of May 15, 1996, the Company had been issued three U.S. utility patents and one U.S. design patent relating to eyewear, including patents directed to the dual lens toric curve technology. As of May 15, 1996, the Company had three utility patent applications and three design patent application pending in the United States and one utility patent application pending internationally. The Company intends to file additional patent applications, when appropriate, relating to improvements in its technology and other specific products and processes developed by the Company.

     As of May 15, 1996, the Company had registered four U.S. trademarks and three international trademarks relating primarily to the name Gargoyles. In addition, the Company has licensed the right to use the Hobie and the Timberland and tree logo trademarks for use on eyewear products pursuant to the terms of the license agreements with Hobie and Timberland. Due to the Company's strict quality-control standards and the desire to protect its proprietary technology and prevent overexposure of its trademarks, the Company has not licensed its trademarks for use by other parties for the manufacture and sale of sunglass products.

     While there can be no assurance that the Company's patents or trademarks protect its proprietary information and technologies, the Company intends to continue to assert its intellectual property rights against any infringer. Although the Company's assertion of its rights could result in substantial cost to, and diversion of effort by, the Company, management believes that protection of the Company's intellectual property rights is a key component of the Company's business strategy. The Company is currently a party in litigation matters concerning certain of its intellectual property rights. See
"-- Litigation" and "Risk Factors -- Risks Associated With Proprietary Rights."

     Trade Secrets. The Company also relies on unpatented trade secrets for the protection of certain intellectual property rights. The Company protects its trade secrets by requiring its employees, consultants and other agents and advisors to execute confidentiality agreements upon the commencement of employment or other relationship with the Company. There can be no assurance, however, that these agreements will provide meaningful protection for the Company's proprietary information or adequate remedies in the event of unauthorized use or disclosure of such information. In addition, there can be no assurance that others will not independently develop substantially equivalent proprietary information and technologies, or otherwise gain access to the Company's trade secrets or disclose such technology, or that the Company can meaningfully protect its rights to unpatented trade secrets.

COMPETITION

     The Company competes primarily in the premium segment of the nonprescription sunglass market, which is fragmented and highly competitive. The Company competes with a number of established companies, including Bausch & Lomb, the marketer of the Ray Ban, Killer Loop, Arnette and Revo brands, and Oakley, which together control approximately 50% of the premium market segment, as well as Luxottica Group S.P.A., Safilo USA Inc. and Bolle America, Inc. In the polarized sunglass segment, the Company competes against Maui Jim and Costa del Mar brands, as well as the polarized products sold by other sunglass manufacturers. The Company also competes in the market for premium protective eyewear, primarily against Bolle America, Inc., and against lower-priced products produced by Uvex Safety, Inc. and Titmus Optical, Inc. Several of these companies in the premium sunglass and protective eyewear markets have substantially greater resources and better name recognition than the Company and sell their products through broader and more diverse distribution channels. The Company could also face competition from new competitors, including established branded consumer products companies, such as Nike, Inc., that also have greater financial and other resources than the Company. In addition, as the Company expands internationally, it will face substantial competition from companies that have already established their products in international markets and consequently have significantly more experience in those markets than the Company.

     The premium sunglass market is susceptible to rapid changes in consumer preferences that could affect acceptance and sales of the Company's products. The major competitive factors include fashion trends, brand recognition, methods of distribution and the number and range of products offered. In addition, to retain and increase its market share, the Company must continue to be competitive in the areas of quality, performance, technology, intellectual property protection and customer service. See "Risk Factors -- Highly Competitive Market."

EMPLOYEES

     As of May 31, 1996, the Company had 221 employees, of which 71 were full-time salaried, 103 were full-time hourly and 47 were part-time hourly. The Company is not a party to any labor agreement and none of its employees is represented by a labor union. The Company considers its relationship with its employees to be excellent, and has never experienced a work stoppage.

PROPERTIES

     The Company's corporate headquarters and its production, warehousing and distribution facilities are located in Kent, Washington and consist of two leased buildings totaling approximately 29,000 square feet of space. See "Certain Transactions."

     Management believes that the Company's facilities are currently operating near maximum capacity and that such facilities will not be sufficient to meet the Company's future operating needs. The Company anticipates that all or a portion of its operations will be relocated in 1997 to a larger facility. As a result, any delays or interruptions in the Company's manufacturing processes or other operations could have a material adverse effect on the Company. See "Risk Factors -- Potential Inability to Sustain and Manage Growth."

LITIGATION

     In February 1996, the Company filed an action in the United States District Court for the Western District of Washington against Peter and Jane Doe LaHaye, LaHaye Laboratories, Inc. and NEOPTX, Inc. relating to the potential infringement of the Company's patent for an adhesive magnification insert to eyewear products. In April 1996, the defendants counterclaimed seeking a declaration that the patent is not valid and not infringed. The Company believes that such litigation will not have a material adverse effect on its operations or financial position.


     In May 1996, a notice of opposition was filed against the Company in the United States Patent and Trademark Office by Mobil Oil Corporation ("Mobil") seeking the denial of the Company's trademark application to use the Gargoyles mark for souvenir products. Since Mobil's opposition only relates to the Company's use of the Gargoyles mark on promotional products and souvenirs, and does not relate to the Company's use of the Gargoyles mark on sunglasses, eyewear or related accessories, the Company believes that this notice of opposition would not affect the Company's existing trademark registration for the Gargoyles mark.


     For information concerning a lawsuit brought by the Company against the U.S. government, see "Certain Transactions -- Other Transactions."

     The Company also is a party to various other claims, complaints and legal actions that have arisen in the ordinary course of business from time to time. The Company believes that the outcome of all such pending legal proceedings, in the aggregate, will not have a material adverse effect on its operations or financial position.

                                   MANAGEMENT

DIRECTORS, EXECUTIVE OFFICERS AND KEY EMPLOYEES

     The directors, executive officers and key employees of the Company, and their ages as of July 31, 1996, are as follows:

           NAME              AGE                            POSITION
- ---------------------------  ---   -----------------------------------------------------------
Executive Officers and
  Directors
Douglas B. Hauff...........  43    President, Chief Executive Officer and Director
G. Travis Worth............  50    Chief Operating Officer
David W. Jobe..............  36    Senior Vice President, Sales
Steven R. Kingma...........  39    Vice President, Chief Financial Officer, Secretary and
                                   Treasurer
Douglas W. Lauer...........  42    President and Chief Executive Officer, Kindling
Bruce E. Meckling..........  42    Vice President, International
Erik J. Anderson(1)........  37    Chairman of the Board
Timothy C. Potts(1)........  47    Director
William D.                   64    Director
  Ruckelshaus(2)...........
Paul S. Shipman(2).........  43    Director
Walter F. Walker(1)........  41    Director
Key Employees
Charles A. Bernheiser......  57    Vice President, Design, Research and Development
Janice D. Gaub.............  34    Vice President, Marketing

- ---------------

(1) Member of the Audit Committee of the Board of Directors.
(2) Member of the Compensation Committee of the Board of Directors.

     All the current directors of the Company, except Messrs. Ruckelshaus, Shipman and Walker, were elected to the Board of Directors pursuant to a shareholders agreement entered into in connection with the Recapitalization. See "Certain Transactions." Upon the effective date of the Offering, the shareholders agreement will automatically terminate.

     The Company's Board of Directors will be divided into three classes at the first annual meeting of shareholders following the Offering. After a transitional period, each director will serve for a three-year term and one class will be elected each year by the Company's shareholders. Directors hold office until their terms expire and their successors are elected and qualified. Executive officers of the Company are appointed by, and serve at the direction of, the Board of Directors. There are no family relationships between any of the directors or executive officers of the Company.

     Douglas B. Hauff has been President, Chief Executive Officer and a Director of the Company since June 1996. Between his joining the Company in May 1992 and June 1996, Mr. Hauff was the Company's President and a Director. Mr. Hauff has also been President and a director of Conquest since May 1992. From September 1990 to April 1992, Mr. Hauff was Senior Vice President of Frederick & Nelson Inc. ("Frederick & Nelson"), a department store chain operator. Mr. Hauff was a Senior Vice President and Division President of McCaw Cellular Communications, a telecommunications company, between August 1986 and July 1988, President of Interstate Mobile Phone d/b/a Cellular One, a telecommunications company, between October 1984 and July 1986 and President of Executone, a Northwest telecommunications firm, between September 1981 and September 1984.

     G. Travis Worth has been Chief Operating Officer of the Company since June 1996. From October 1995 until June 1996, Mr. Worth was the Company's Senior Vice President. From August 1989 to October 1995, Mr. Worth was the Vice President, Sales for the Ray-Ban Eyewear Division of Bausch & Lomb. From 1981 to 1989, Mr. Worth was Vice President, Sales and Marketing of Technica USA Ski Boot Company, a manufacturer of ski equipment.

     David W. Jobe, Senior Vice President, Sales, joined the Company in February 1994. From May 1988 to January 1994, Mr. Jobe was employed by MEDI-TECH, Inc., a subsidiary of Boston Scientific Corporation, a medical device company, initially as Denver territory manager, then as a regional manager from June 1990 to December 1992 and as Western Division Manager from January 1993 to January 1994. From January 1985 through April 1988, Mr. Jobe was employed by The Procter & Gamble Company in a number of sales management capacities.

     Steven R. Kingma, Vice President, Chief Financial Officer, Secretary and Treasurer, joined the Company in September 1994. From September 1993 to September 1994, Mr. Kingma was employed at Jay Jacobs, Inc., the operator of a chain of specialty retail apparel stores, in various financial positions, most recently as its Senior Vice President, Chief Financial Officer and Treasurer from May 1994 to September 1994. From August 1992 to September 1993, Mr. Kingma owned and operated Pacific Financial Management, a financial and professional consulting services business. From January 1990 to July 1992, Mr. Kingma was employed by Frederick & Nelson as Director of Finance. From September 1979 to January 1990, Mr. Kingma was employed by Price Waterhouse, a public accounting firm.

     Douglas W. Lauer, President and Chief Executive Officer of Kindling, joined the Company in June 1996 in connection with the license agreement with Timberland. Previously, Mr. Lauer was President of Revo, a subsidiary of Bausch & Lomb, from July 1989 to May 1996. Mr. Lauer formerly served in a number of management capacities for Polo Ralph Lauren Corporation.


     Bruce E. Meckling, Vice President, International, joined the Company in July 1996. From 1980 to July 1996, Mr. Meckling was employed by Bausch & Lomb's Europe, Middle East and Africa division. Mr. Meckling was employed as General Manager of Distributor Operations and Bausch & Lomb Germany GmbH from August 1993 to July 1996, as Commercial Director of Distributor Operations from April 1992 to August 1993 and as Marketing Director of Distributor Operations from October 1990 to April 1992. Prior to October 1990, Mr. Meckling was employed in a number of marketing and financial capacities.


     Erik J. Anderson has been a Director of the Company since March 1995 and was named Chairman of the Board in July 1995. Mr. Anderson has been Chief Executive Officer of Trillium, a corporation with investments primarily in timber and real estate, since January 1996, was its Co-President from January 1995 to January 1996 and its Executive Vice President from February 1994 to January 1995. From March 1992 to January 1994, Mr. Anderson was a partner of Frazier & Company, a merchant bank. From October 1990 to March 1992, Mr. Anderson was a Vice President of Service Group of America, a food distribution and insurance company. Mr. Anderson is also a director of Smart Modular Technologies, Inc.

     Timothy C. Potts has been a Director of the Company since March 1995. Mr. Potts has been Senior Vice President -- Finance of Trillium since July 1994. From April 1987 to July 1994, Mr. Potts was the Chief Financial Officer of Trillium.

     William D. Ruckelshaus has been a Director of the Company since July 1996. Since March 1996, Mr. Ruckelshaus has been a principal of the Madrona Investment Group, L.L.C., a private investment firm. Mr. Ruckelshaus is also Chairman of the Board of Browning-Ferris Industries, Inc., a waste services company, and from October 1988 to October 1995 was its Chief Executive Officer. From 1983 to 1985, Mr. Ruckelshaus was Administrator of the Environmental Protection Agency and from 1979 to 1983, a Senior Vice President of Weyerhaeuser Co. Mr. Ruckelshaus is also a director of Cummins Engine Co., Monsanto Company, Nordstrom, Inc. and Weyerhaeuser Co.

     Paul S. Shipman has been a Director of the Company since June 1996. Mr. Shipman has been President since September 1981, Chairman of the Board since November 1992 and Chief Executive Officer since June 1993 of Redhook Ale Brewery, Incorporated ("Redhook"), a brewer of craft beers.

     Walter F. Walker has been a Director of the Company since December 1995. Since September 1994, Mr. Walker has been the President of the Seattle Supersonics National Basketball Association basketball team, owned by a subsidiary of Ackerley Communications, Inc. From March to September 1994, he was President of Walker Capital, Inc., a money management firm. From July 1987 to March 1994, Mr. Walker was a Vice President of Goldman, Sachs & Co., a registered broker-dealer. From 1976 to 1985, Mr. Walker was a professional basketball player in the National Basketball Association. Mr. Walker is also a director of Redhook and Interpoint Corporation.

     Charles A. Bernheiser, Vice President, Design, Research and Development, joined the Company in April 1992. Mr. Bernheiser has been associated with the optical industry for more than 30 years in many capacities, including extensive experience with Corning Incorporated, American Optical Corp. and Liberty Optical. Mr. Bernheiser also designed, established and managed the initial Gargoyles production facility as an independent contractor prior to joining the Company in 1992.

     Janice D. Gaub, Vice President, Marketing, joined the Company in September 1995. From October 1993 to May 1995, Ms. Gaub was Director of Marketing and Customer Service for Nile Spice Foods, Inc., a manufacturer of spices and food products. From August 1989 to October 1993, she was a Product Manager at Paragon Trade Brands, Inc., a manufacturer of private label disposable diapers.

     Frederick & Nelson, a company for which Mr. Hauff served as Senior Vice President and Mr. Kingma served as Director of Finance, filed a voluntary petition for Chapter 11 bankruptcy in September 1991 and was liquidated by order of the bankruptcy court in 1992. Jay Jacobs, Inc., a company for which Mr. Kingma was employed in various financial positions, filed a voluntary petition for Chapter 11 bankruptcy protection in May 1994 and emerged therefrom in November 1995.

BOARD COMMITTEES AND DIRECTOR COMPENSATION

     The Company has two standing committees of the Board of Directors: an Audit Committee and a Compensation Committee. The Audit Committee reviews the functions of the Company's management and independent auditors pertaining to the Company's financial statements and performs such other related duties and functions as are deemed appropriate by the Audit Committee and the Board of Directors. The Compensation Committee determines officer and director compensation and administers the Company's benefit plans.


     Each nonemployee director of the Company who does not beneficially own 5% or more of the Company's outstanding voting securities and who is not an officer, director or employee of any entity that beneficially owns 5% or more of the Company's outstanding voting securities receives an annual retainer of $4,000, and $250 for attending each committee meeting of the Board. For information concerning a warrant to purchase shares of Common Stock granted to Walter F. Walker in December 1995, see "Certain Transactions." In January 1996, Mr. Walker also received a stock option to purchase 2,180 shares of Common Stock at an exercise price of $4.58 per share. In July 1996, the Company granted each of Paul S. Shipman and William D. Ruckelshaus an option to purchase 2,180 shares of Common Stock at an exercise price of $7.33 per share. In August 1996, the Company agreed to grant Walter F. Walker an option to purchase 2,180 shares of Common Stock effective on the closing of the Company's initial public offering at the initial public offering price. In the future, as compensation for their services, the Company intends to grant to each of its outside directors, both on initial appointment to the Board and on an annual basis thereafter, an option to purchase approximately 2,344 shares of Common Stock at exercise prices equal to the fair market value of the Common Stock at the date of grant.


COMPENSATION COMMITTEE INTERLOCKS AND INSIDER PARTICIPATION


     Mr. Hauff, the Company's President and Chief Executive Officer, served as a member of the Compensation Committee of the Company's Board of Directors between July 1995 and July 1996. Mr. Hauff also served as a director, President and a member of the Compensation Committee of Conquest during fiscal 1995. For information concerning certain transactions between Mr. Hauff and the Company, see "Certain Transactions."

EXECUTIVE COMPENSATION

  Summary Compensation Table

     The following table sets forth the compensation paid by the Company in the fiscal year ended December 31, 1995 to the Company's Chief Executive Officer and the other executive officers who earned in excess of $100,000 in salary and bonus during fiscal 1995 (the "Named Executive Officers").


                                                                         LONG-TERM
                                                     ANNUAL         COMPENSATION AWARDS
                                                  COMPENSATION      -------------------
                                               ------------------       SECURITIES         ALL OTHER
         NAME AND PRINCIPAL POSITION            SALARY     BONUS    UNDERLYING OPTIONS    COMPENSATION
- ---------------------------------------------  --------   -------   -------------------   ------------
Douglas B. Hauff, President and Chief
  Executive Officer(1).......................  $225,000   $50,000               0           $ 14,229(2)
David W. Jobe, Senior Vice President,
  Sales......................................    83,750    32,500         100,399              8,504(3)
Steven R. Kingma, Vice President and Chief
  Financial Officer..........................    93,750    25,000          43,027              7,871(4)


- ---------------
(1) Mr. Hauff was named Chief Executive Officer in June 1996. During 1995, no executive officer of the Company held the title of Chief Executive Officer.
(2) Represents (i) $5,171 in matching 401(k) plan contributions by the Company,
     (ii) $3,696 for life insurance and disability premiums, and (iii) $5,362 for dependent health insurance premiums.
(3) Represents (i) $2,993 in matching 401(k) plan contributions by the Company,
     (ii) $149 for disability insurance premiums, and (iii) $5,362 for dependent health insurance premiums.
(4) Represents (i) $2,369 in matching 401(k) plan contributions by the Company,
     (ii) $162 for disability insurance premiums, and (iii) $5,340 for dependent health insurance premiums.

  Option Grants in Last Fiscal Year

     The following table sets forth information regarding stock options granted to the Named Executive Officers during the fiscal year ended December 31, 1995. No stock options were granted by the Company to Mr. Hauff during fiscal 1995.


                                                                                              POTENTIAL
                                                                                             REALIZABLE
                                                  INDIVIDUAL GRANTS                       VALUE AT ASSUMED
                                ------------------------------------------------------     ANNUAL RATES OF
                                NUMBER OF         PERCENT OF                                 STOCK PRICE
                                SECURITIES      TOTAL OPTIONS                               APPRECIATION
                                UNDERLYING        GRANTED TO                             FOR OPTION TERM(3)
                                 OPTIONS         EMPLOYEES IN    EXERCISE   EXPIRATION   -------------------
             NAME               GRANTED(1)      FISCAL YEAR(2)    PRICE        DATE         5%        10%
- ------------------------------  ----------      --------------   --------   ----------   --------   --------
David W. Jobe.................    57,366(4)          12.8%        $ 3.48      03/22/05   $125,549   $318,165
                                  43,033(5)           9.6           3.48      12/08/05     94,180    238,671
Steven R. Kingma..............    28,683(4)           6.4           3.48      03/22/05     62,775    159,083
                                  14,344(4)           3.2           3.48      12/08/05     31,393     79,555


- ---------------

(1) All options were granted at fair market value at the date of grant.

(2) Based on a total of 447,355 options granted to employees in fiscal 1995.

(3) The assumed rates of appreciation are prescribed by the Securities and Exchange Commission (the "Commission") for illustrative purposes only and are not intended to forecast or predict future stock prices.
(4) These options vest monthly over a four-year period.
(5) These options vest monthly over a four-year period upon the achievement of certain operating objectives or at the end of five years.

  1995 Year-End Option Values

     No stock options were exercised by the Named Executive Officers during the fiscal year ended December 31, 1995. The following table sets forth certain information regarding unexercised stock options held by each of the Named Executive Officers as of December 31, 1995. Mr. Hauff held no stock options granted by the Company as of December 31, 1995. For a discussion of certain options granted to Mr. Hauff by certain shareholders of the Company, see "Certain Transactions."


                                                      NUMBER OF SECURITIES          VALUE OF UNEXERCISED
                                                     UNDERLYING UNEXERCISED        IN-THE-MONEY OPTIONS AT
                                                   OPTIONS AT FISCAL YEAR-END        FISCAL YEAR-END(1)
                                                   ---------------------------   ---------------------------
                      NAME                         EXERCISABLE   UNEXERCISABLE   EXERCISABLE   UNEXERCISABLE
- -------------------------------------------------  -----------   -------------   -----------   -------------
David W. Jobe....................................     10,756         89,643       $ 113,153      $ 943,044
Steven R. Kingma.................................      5,378         37,649          56,577        396,067


- ---------------


(1) Calculated on the basis of the assumed initial public offering price of $14.00 per share, less the exercise price.


BENEFIT PLAN


     The purpose of the 1995 Stock Incentive Compensation Plan (the "1995 Plan") is to enhance the long-term shareholder value of the Company by offering opportunities to employees, directors, officers, consultants, agents, advisors and independent contractors of the Company and its subsidiaries to participate in the Company's growth and success, and to encourage them to remain in the service of the Company and its subsidiaries and acquire and maintain stock ownership in the Company. The 1995 Plan includes stock option, stock appreciation right ("SAR"), stock award (including restricted stock), performance award, other stock-based award and dividend equivalent right features. The 1995 Plan is a long-term incentive compensation plan and is designed to provide a competitive and balanced incentive reward program for participants. A maximum of 817,500 shares of Common Stock will be available for issuance under the 1995 Plan. A maximum of 272,500 shares may be granted under the 1995 Plan as stock awards and performance awards and a maximum of 54,500 shares may be granted under the 1995 Plan to any individual in any one fiscal year of the Company, except that the Company may make additional one-time grants to newly hired employees of up to 163,500 shares per each such employee. As of July 31, 1996, options for 455,738 shares were outstanding under the 1995 Plan. In addition, the Company has agreed to grant options to purchase a total of 23,980 shares of Common Stock to be effective on the closing of the Company's initial public offering at the initial public offering price.


     Stock Option Grants. Each of the Board of Directors and the Compensation Committee of the Board of Directors (the "Plan Administrator") has the authority to select individuals who are to receive options under the 1995 Plan and to specify the terms and conditions of each option so granted (incentive or nonqualified), the exercise price (which must be at least equal to the fair market value of the Common Stock on the date of grant with respect to incentive stock options and at least equal to 85% of the fair market value of the Common Stock on the date of grant with respect to nonqualified options), the vesting provisions and the option term. Following the Offering, for purposes of the 1995 Plan, fair market value means the closing price as reported by the Nasdaq National Market on the date of grant. Unless otherwise provided by the Plan Administrator, an option granted under the 1995 Plan expires 10 years from the date of grant or, if earlier, three months after the optionee's termination of service, other than termination for cause, or one year after the optionee's death or disability.

     Stock Appreciation Rights. The Plan Administrator may grant SARs separately or in tandem with a stock option award. A SAR is an incentive award that permits the holder to receive, for each share covered by the SAR, the amount by which the fair market value of a share of Common Stock on the date of exercise exceeds the exercise price of such share (the "base price"). A SAR granted in tandem with a related option will generally have the same terms and provisions as the related option with respect to exercisability, and the base price of such SAR will generally be equal to the option price under the related option. A SAR granted separately will have such terms as the Plan Administrator may determine, except that, unless otherwise established by the Plan Administrator, a stand-alone SAR will have a 10-year term and will be subject to the same provisions relating to termination of employment as options.

     Stock Awards. The Plan Administrator is authorized under the 1995 Plan to issue shares of Common Stock to eligible participants on such terms and conditions and subject to such restrictions, if any, as the Plan Administrator may determine. Such restrictions may be based on continuous service with the Company or the achievement of performance goals relating to sales, gross margin, operating profits or profit, growth in sales, gross margin, operating profit or profit, return ratios related to sales, gross margin, operating profit or profit, cash flow, asset management (including inventory management) or total shareholder return (together, the "Performance Goals"), where such goals may be stated in absolute terms or relative to comparison companies, as the Plan Administrator may determine.

     Performance Awards. The Plan Administrator is authorized under the 1995 Plan to grant performance awards that may be denominated in cash, shares of Common Stock, or any combination thereof, to eligible participants on such terms and conditions as the Plan Administrator may determine. Performance objectives may vary among participants and may be based on the Performance Goals, where such goals may be stated in absolute terms or relative to comparison companies, as the Plan Administrator may determine. No performance awards denominated in cash having an aggregate value in excess of $250,000 may be granted to any individual in any one fiscal year of the Company.

     Other Stock-Based Awards. The Plan Administrator may grant other stock-based awards under the 1995 Plan pursuant to which shares of Common Stock are or may in the future be acquired, or awards denominated in stock units, including awards valued using measures other than market value. Such other stock-based awards may be granted alone or in addition to or in tandem with any award of any type granted under the 1995 Plan and must be consistent with the 1995 Plan's purpose.

     Dividend Equivalent Rights. Any awards under the 1995 Plan may, in the Plan Administrator's discretion, earn dividend equivalent rights that entitle the holder to be credited with an amount equal to the cash or stock dividends or other distributions that would have been paid on the shares of Common Stock covered by such award had such covered shares been issued and outstanding on such dividend record date. The Plan Administrator may establish such rules and procedures governing the crediting of dividend equivalent rights, including the timing, form of payment and payment contingencies, as it deems appropriate or necessary.

EMPLOYMENT AND CHANGE-IN-CONTROL AGREEMENTS


     Employment Agreements. In March 1995, the Company entered into a four-year employment agreement with Douglas B. Hauff and two-year employment agreements with each of Steven R. Kingma and David W. Jobe and, in November 1995, a two-year employment agreement with G. Travis Worth. After expiration of the initial term, each such employment agreement continues on a quarterly basis until terminated by either party on 90 days' notice. Pursuant to these agreements, the Company agreed to pay Messrs. Hauff, Kingma, Jobe and Worth annual base salaries of $225,000, $95,000, $85,000 and $135,000, respectively, subject to such annual increases as may be determined by the Company's Board of Directors. Mr. Hauff and Mr. Kingma are eligible to receive an annual incentive bonus of up to $60,000 and up to $30,000, respectively, subject to and based on the achievement by the Company of specified annual operating income objectives. Mr. Jobe is eligible to receive annual incentive bonuses of (i) up to $22,500, subject to and based on the achievement by the Company of specified annual operating income objectives, (ii) up to $20,000, subject to and based on the achievement by the Company of specified annual sales objectives, and (iii) up to $15,000, subject to and based on the achievement by the Company of specified annual sales objectives for its Protective Eyewear division. If the Company does not achieve specified minimum annual operating, sales or Protective Eyewear division sales objectives, as applicable, no annual incentive bonus based on the applicable objective is payable under the employment agreements of such executives. The agreement with Mr. Hauff also provides that Mr. Hauff will receive a $300,000 bonus if the Company sells substantially all of its assets or stock or raises operating capital through an initial public offering of its securities. This bonus will be paid in connection with the closing of the Offering. Beginning in 1996, Mr. Worth is entitled to participate in incentive compensation programs established for management, under which bonus amounts will range between 25% and 50% of Mr. Worth's base salary. In addition, Messrs. Kingma, Jobe and Worth were granted incentive stock options to purchase 28,683, 57,366 and 114,733 shares of Common Stock, respectively. The employment agreements provide the executives with certain fringe benefits relating to benefit plans, as well as benefits upon termination due to disability. The employment agreements also provide that if the executive is terminated other than for cause or resigns for good reason, such executive is entitled to receive an amount equal to the lesser of (i) two years' base salary in the case of Mr. Hauff and six months' base salary in the case of Messrs. Kingma, Jobe and Worth and (ii) the executive's base salary payable for the remaining period of the initial term, less any amounts received under disability insurance policies provided by the Company or as compensation or benefits from employment during such time, together with certain other benefits. Each of the employment agreements with Messrs. Hauff, Kingma and Jobe contains a noncompetition provision effective for (i) a period equal to the longer of five years from the date of termination of employment and the end of the employment period if the executive is terminated for cause or voluntarily resigns or (ii) a period of one year from the date of termination of employment in the case of any other termination. The employment agreement with Mr. Worth contains a noncompetition provision effective for (i) a period of three years from the date of termination of employment if Mr. Worth is terminated for cause or voluntarily resigns or
(ii) a period of six months from the date of termination of employment in the case of any other termination.

     1995 Plan. In the event of certain mergers, consolidations, acquisitions of property or stock, separations, reorganizations or liquidations of the Company, outstanding options, SARs and restricted stock under the 1995 Plan will become fully exercisable, subject to certain exceptions. In addition, the Compensation Committee of the Board of Directors may take such further action as it deems necessary or advisable, and fair to participants, with respect to outstanding awards under the 1995 Plan.

                              CERTAIN TRANSACTIONS

     Prior to the Offering, the Company entered into transactions and business relationships with certain of its officers, directors and shareholders owning 5% or more of the voting securities of the Company. Future transactions, if any, between the Company and officers, directors or shareholders owning 5% or more of the voting securities of the Company will be on terms that are no less favorable to the Company than those available from independent third parties and will be subject to the approval of a majority of the disinterested directors.

RECAPITALIZATION TRANSACTION


     In March 1995, the Company implemented the Recapitalization, in which (i) Antone merged into the Company, (ii) the Common Stock was split 13,888.89-for-1,
(iii) approximately 3.3 million shares of Common Stock were redeemed from the Founder, Dennis L. Burns (who was until then the majority shareholder), for $10.9 million (paid as described below), and (iv) the Investors purchased approximately 3.3 million shares, or 60% of the outstanding Common Stock, for $5.4 million. Of the shares sold to the Investors, 2,725,000 shares were sold to Trillium for a $4.5 million promissory note; 81,750 shares were sold to Mr. Hauff, then President and a director of the Company, for $134,687; 54,500 shares were sold to Mr. Kingma, Vice President, Chief Financial Officer, Secretary and Treasurer of the Company, for $89,791; 54,500 shares were sold to Mr. Jobe, Senior Vice President, Sales of the Company, for $89,791; 103,550 shares were sold to Gary Waterman, a Manager of Workshops L.L.C., an affiliate of Trillium, for $170,605; and 13,625 shares were sold to Robert Manne, President of Savia International Inc., an affiliate of Trillium, for $22,448. Trillium made interest payments of $250,555 to the Company for 1995.


     The $10.9 million payment to the Founder was made in part pursuant to a 7%, $4.5 million promissory note. The Company made interest payments of $250,555 to the Founder for 1995. The note to the Founder was backed by an irrevocable standby letter of credit issued on behalf of Trillium; the obligations evidenced by the Company's note to the Founder and Trillium's note to the Company were satisfied in full on January 2, 1996. An additional $6.0 million of the redemption price was paid out of the proceeds of the Recapitalization Loan and the balance from cash on hand. Trillium guaranteed the payment of all amounts due under the Recapitalization Loan and pledged its shares of the Company's Common Stock to secure its guaranty. The Company agreed to pay Trillium an annual guaranty fee equal to 1% of the outstanding principal amount of the Recapitalization Loan, and has subsequently paid Trillium fees of $60,000 and $55,000 for 1995 and 1996, respectively. As of June 30, 1996, $5.5 million was outstanding under the Recapitalization Loan.

     In connection with the Recapitalization, in addition to agreeing to redeem shares of the Founder's Common Stock, the Company made certain other distributions to and agreements with the Founder, including:

     (a) As severance expenses and settlement of certain claims and obligations among the Company, the Founder and Supreme Corq Inc. ("Supreme Corq"), which is majority-owned by the Founder, the Company issued to the Founder, and Conquest guaranteed, a 10%, $283,100 promissory note (the "Settlement Note") requiring monthly payments of $10,704 until maturity on March 15, 1998. During the year ended December 31, 1995, and the six months ended June 30, 1996, the Company paid $46,152 and $64,226, respectively, for principal and interest on the Settlement Note. As of June 30, 1996, $205,455 was outstanding under the Settlement Note.

     (b) Supreme Corq agreed to assume (and the Founder agreed to guarantee its performance of) all lessee obligations under the Company's lease of commercial space used by Supreme Corq since February 1994 (the "Previously Leased Space"). Supreme Corq, which makes rental payments to the Company equal to the Company's lease payments, paid the Company, $83,781 and $62,335 in 1995 and the six months ended June 30, 1996, respectively. The Company received the benefit of $92,000 in lease payments owed for 1994 in the calculation of the Settlement Note.

     (c) The Company, Trillium, the Founder, Mr. Hauff and all other shareholders of the Company entered into a shareholders agreement (which will automatically terminate upon the effective date of the Offering) relating to the election of directors, preemptive rights and certain other matters, including assisting Trillium in effecting the Offering. The Company, Conquest and Antone agreed, in a Nondisclosure, Noncompetition and

Indemnity Agreement, to indemnify the Founder for all losses that he incurs from his involvement with the Company, Conquest and Antone, including losses arising out of acts or omissions that occur at any time, either before or after the date of the agreement. The Founder agreed to maintain the confidentiality of the indemnitor companies' proprietary information and not to compete with any of them, directly or indirectly, through March 22, 2000.

CONQUEST TRANSACTIONS

     The Founder founded both Conquest and the Company, and the two entities have been closely related, sharing the following officers and directors: the Founder (who, from Conquest's founding in 1973 until 1995, was the sole or majority shareholder of both Conquest and the Company); Mr. Hauff (who, since 1992, has been President, Chief Executive Officer, a director and a shareholder of the Company, as well as President and a director and, since January 1994, a shareholder of Conquest); Mr. Kingma (who is the Vice President, Chief Financial Officer, Secretary and Treasurer of both Conquest and the Company); and Messrs. Anderson and Potts (who, since March 22, 1995, have been directors of both Conquest and the Company).

     Concurrently with the Recapitalization, Conquest, in its own recapitalization, issued shares of its common stock to the Investors, and formalized previously undocumented loans from the Founder by issuing a 10%, $133,400 promissory note to the Founder due March 15, 1998 and guaranteed by the Company. Conquest made payments to the Founder under this note of $21,747 in fiscal 1995 and $30,264 in the six months ended June 30, 1996. As of June 30, 1996, $96,813 was outstanding under the note.

     Prior to February 1994, Conquest, Antone and the Company shared space in the Previously Leased Space now occupied by Supreme Corq, and the Company made all required lease payments. From February 1994 through July 1996, Conquest used what the Company estimates to be less than 5% of the Company's current leased premises and certain Company employees performed services for Conquest without reimbursement to the Company, which together had an estimated cost to the Company during the year ended December 31, 1995 of $210,000. Reimbursement for the use of facilities will be made by the purchaser of Conquest's assets for the period from June 1996 until such use terminates on July 31, 1996.

     The Company, which has guaranteed obligations of Conquest from time to time, guaranteed repayment of a March 1995 10%, $75,000 Trillium loan to Conquest. As of June 30, 1996, the outstanding balance owed by Conquest to Trillium was $84,000. In July 1995, as amended in June 1996, the Company guaranteed Conquest's indebtedness to a commercial bank (the "Bank") and agreed to subordinate its Conquest indebtedness and present and future indebtedness of Conquest to the Bank. As of June 17, 1996, the outstanding balance owed by Conquest to the Bank was $769,785. In January 1996, the Company guaranteed payment of all of Conquest's obligations under a promissory note in the principal amount of $129,661 to a former distributor of Conquest. In January 1996, the Company and Conquest reached a severance understanding with a former officer of both companies. In connection with the severance understanding, Conquest agreed to make severance payments of $8,333.33 per month for six months, the Company agreed to make a single payment of $50,000 and the former officer's right to exercise vested stock options granted by each company was extended until January 31, 1998.

     On June 17, 1996, substantially all the assets of Conquest were sold for a $598,259 promissory note bearing interest at the prime rate plus 1%, with an initial principal payment of $168,922 due in July 1996 and maturing in June 1998, to an entity formed by Conquest's former general manager. Pursuant to a series of advances between the Company and Conquest, the Company, in fiscal 1993, made advances to Conquest that exceeded repayments by Conquest to the Company by $563,988. Subsequently, the Company made advances to Conquest of $442,331, $1,007,580 and $44,475 during the fiscal years ended November 30, 1994 and December 31, 1995 and the six months ended June 30, 1996, respectively, and Conquest made repayments of $612,400 and $562,583 during the fiscal years ended November 30, 1994 and December 31, 1995, respectively. As of June 30, 1996, Conquest's outstanding payable to the Company was $953,366. The Company recorded a provision in the fourth quarter of 1995 of $1.6 million representing the write-off of the receivable from Conquest and a reserve for other potential Conquest obligations, including Conquest indebtedness which

Gargoyles has guaranteed. See "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Company History."

OTHER TRANSACTIONS

     From the time it was founded in July 1987 until March 22, 1995, when it was merged into the Company, Antone, a corporation of which the Founder was the sole shareholder, assembled the Company's eyewear products. Antone derived revenues from the Company of $1,115,120, $896,279 and $284,027 during the fiscal years ended November 30, 1993, November 30, 1994 and December 31, 1995, respectively.

     In December 1993, the Company entered into a lease with DB&D Partnership, of which the Founder and Mr. Hauff were then the sole partners, for the Company's principal facility in Kent, Washington. In March 1995, Mr. Hauff's interest in the partnership was transferred to the Founder. The lease, as amended in March 1995, currently provides for lease payments by the Company of $18,746 per month (increasing on April 1 of 1997, 1998 and 1999 to $19,496, $20,276 and $21,087 per month, respectively). The Company paid DB&D Partnership lease payments of $210,000, $214,725 and $110,313 for the fiscal years ended November 30, 1994 and December 31, 1995 and the six months ended June 30, 1996, respectively.


     In January 1996, in exchange for a cash payment of $56,000, the Company issued to Walter F. Walker, a director of the Company, a warrant to purchase 38,150 shares of the Company's Common Stock at an exercise price of $4.58 per share. The warrant is also convertible by Mr. Walker in certain circumstances into shares of Common Stock. The warrant was immediately exercisable in full and expires in December 2005.



     In January 1994, the Company, the Founder and Mr. Hauff entered into an employment agreement pursuant to which the Founder, then the sole shareholder of the Company, granted Mr. Hauff an initial option to purchase 5% of the Company's Common Stock for $250,000, subject to a reduction of $40,000 in certain circumstances, and a further option to purchase an additional 10% of such shares owned by the Founder. Mr. Hauff exercised the initial option in February 1994. In connection with the Recapitalization, (i) the 1994 employment agreement was terminated and the parties thereto entered into an option agreement pursuant to which the Founder granted Mr. Hauff an option to purchase 545,000 shares of the Company's Common Stock then owned by the Founder at an exercise price of $0.91 per share, (ii) the Founder sold to the Investors the shares subject to the option, and (iii) the Founder assigned to the Investors, and the Investors assumed, the option agreement. In addition, the Investors granted Mr. Hauff an additional option to purchase 136,250 shares of Common Stock owned by them at an exercise price of $4.58 per share. Both options were to fully vest on the closing of the Offering and, if not then exercised, to terminate. On June 28, 1996, the option agreements were amended to cause all options to fully vest on June 28, 1996, and to terminate, if unexercised, on June 28, 2006.



     On June 9, 1988, the Company and Conquest, as plaintiffs, filed a lawsuit in the U.S. Court of Federal Claims (Case No. 342-88C) against the U.S. government for infringement of certain patent rights jointly owned by the Company and Conquest. The plaintiffs sought a finding of patent infringement and an award of lost profits and/or a reasonable royalty for the government's procurement savings as a result of such infringement. The Company and Conquest entered into an agreement with the Founder regarding management of the lawsuit, the Founder's right to certain proceeds, if any, arising from the claim prior to a final judgment and the Founder's responsibility for costs and fees for the lawsuit for periods after March 24, 1995. The agreement provided a value of the rights and obligations received by the Founder of $100,000. The Company and Conquest prevailed on liability, and have appealed the court's determination with respect to the amount of damages. The court awarded a 10% royalty to be calculated on a stated formula but made no award for lost profits. On April 26, 1996, the government cross appealed as to liability and damages. The Company incurred legal expenses associated with the damage hearing totaling $171,000 through the quarter ended March 31, 1995, which the Company recorded as an expense of the Recapitalization.


     In February 1995, Mr. Hauff made a 9.25%, $50,000 loan to the Company which was repaid in full with interest in March 1995. In January 1996, Mr. Hauff made a 12%, $50,000 loan to the Company which was repaid in full with interest in April 1996. In February 1995, Mr. Kingma made a 9.25%, $50,000 loan to the Company which was repaid in full with interest in March 1995. In January 1996, Mr. Kingma made a 12%,

$40,000 loan to the Company which was repaid in full with interest in April 1996. In January 1996, Trillium made two loans to the Company, each in the principal amount of $100,000, with interest accruing at the rate of 12% per annum. The first loan was repaid in full with interest in February 1996 and the second loan was repaid in full with interest in March 1996.

     In February 1996, Trillium guaranteed payment of all amounts due under the Hobie Acquisition Loan in the principal amount of $4.0 million. The Hobie Acquisition Loan was increased to $5.0 million on June 26, 1996. To secure the guaranty, Trillium Investors II, L.L.C, an affiliate of Trillium to which Trillium transferred most of its shares of Common Stock in February 1996, pledged its shares of Common Stock. In consideration of the guaranty, the Company paid Trillium a guarantee fee of $50,000 and agreed to indemnify Trillium for any losses relating to the guaranty. In January 1996, Mr. Hauff guaranteed the Company's obligation to pay liquidated damages of $100,000 in the event that the Hobie Acquisition was not consummated; the transaction was consummated without cost to Mr. Hauff.

     In May 1996, the Company, together with Douglas W. Lauer and Timberland, formed Kindling, a majority-owned subsidiary of the Company. The Company contributed $1.2 million for its 70% interest in Kindling, while Mr. Lauer owns a 20% interest in Kindling and Timberland owns the remaining 10% interest. Of the $1.2 million, $100,000 was paid in cash and $1.1 million by means of a non-interest-bearing promissory note (the "Kindling Note") payable in installments of $100,000 each on June 3, July 3, September 3, October 3 and December 3, 1996 and $600,000 on January 3, 1997. Between January 3, 1997 and January 1, 2000, Kindling, Mr. Lauer or Timberland may require the Company to contribute an additional $300,000 to Kindling. From 1999 to 2003, Timberland may require Kindling to repurchase all of Timberland's 10% interest in Kindling under certain circumstances. The Company further agreed that Mr. Lauer, and certain key employees of Kindling, may be granted up to an aggregate of 10% (2.5% for each year, 1997 to 2000) of Kindling's common stock owned by the Company upon the achievement of certain operating objectives. Trillium has agreed to make advances that aggregate up to $400,000 to fund the Company's installments under the Kindling Note. To date, Trillium has advanced $100,000 in each of June and July 1996, which are due, with interest at 12% per annum, on September 30, 1996.

                       PRINCIPAL AND SELLING SHAREHOLDERS


     The following table sets forth as of August 9, 1996, certain information with respect to the beneficial ownership of the Common Stock by (i) each person known by the Company to beneficially own more than 5% of the Common Stock, (ii) each director of the Company, (iii) each of the Named Executive Officers, (iv) each of the Selling Shareholders, and (v) all of the Company's directors and executive officers as a group. Except as otherwise indicated, the Company believes that the beneficial owners of the Common Stock listed below, based on information furnished by such owners, have sole voting and investment power with respect to such shares.



                                        BENEFICIAL OWNERSHIP       NUMBER OF       BENEFICIAL OWNERSHIP
                                       PRIOR TO THE OFFERING        SHARES        AFTER THE OFFERING(1)
                                      ------------------------      OFFERED      ------------------------
          NAME AND ADDRESS             SHARES       PERCENTAGE      HEREBY        SHARES       PERCENTAGE
- ------------------------------------  ---------     ----------     ---------     ---------     ----------
Erik J. Anderson(2)(3)..............  3,179,164        58.2%        438,215      2,740,949        37.8%
  c/o Trillium Corporation
  4350 Cordata Parkway
  Bellingham, Washington 98226
Douglas B. Hauff(4).................  1,032,082        16.8%              0      1,032,082        13.0%
  c/o Gargoyles, Inc.
  5866 South 194th Street
  Kent, Washington 98032
David W. Jobe(5)....................     85,097         1.6%              0         85,097         1.2%
Steven R. Kingma(6).................     77,030         1.4%              0         77,030         1.1%
Timothy C. Potts(3)(7)..............  3,179,164        58.2%        438,215      2,740,949        37.8%
  c/o Trillium Corporation
  4350 Cordata Parkway
  Bellingham, Washington 98226
William D. Ruckelshaus(8)...........        363        *                  0            363        *
Paul S. Shipman(8)..................        363        *                  0            363        *
Walter F. Walker(9).................     40,330        *                  0         40,330        *
Dennis L. Burns(10).................  1,362,500        24.9%        633,215        729,285        10.1%
  c/o Supreme Corq Inc.
  19039 62nd Avenue S.
  Kent, Washington 98032
Trillium Corporation(3)(11).........  3,179,164        58.2%        438,215      2,740,949        37.8%
  4350 Cordata Parkway
  Bellingham, Washington 98226
All directors and executive officers
  as a
  group(12) (11 persons)............  3,829,987        68.2%        438,215      3,391,772        45.8%


- ---------------
 *  Less than 1%.


 (1) If the Underwriters' over-allotment option is exercised in full, Trillium Investors II, L.L.C. ("Trillium Investors") and Dennis L. Burns will sell an additional 108,214 and 151,607 shares, respectively, which will reduce the number of shares beneficially owned by such persons to 2,632,735 (or 35.5%) and 577,678 (or 7.8%), respectively.



 (2) Consists of 567,704 shares held by Trillium and 2,611,460 shares held by Trillium Investors. Mr. Anderson is Chief Executive Officer of Trillium. In addition, Trillium owns an 80.0% interest and Mr. Anderson owns a 10.0% interest in Trillium Investors. Mr. Anderson is Chairman of the Board of the Company.



 (3) Of these shares, 567,704 are subject to an option granted by Trillium to Douglas B. Hauff.

 (4) Includes 664,213 shares subject to an option granted to Mr. Hauff by certain shareholders of the Company, including Steven R. Kingma (with respect to 11,357 shares), David W. Jobe (with respect to 11,357 shares) and Trillium (with respect to 567,704 shares). Also includes 136,250 shares held by the Hauff Family Limited Partnership, of which Mr. Hauff is a general partner.



 (5) Of these shares, 11,357 are subject to an option granted by Mr. Jobe to Douglas B. Hauff. Also includes 21,512 shares subject to an option exercisable within 60 days and 4,905 shares held by Russell Goodnow, Trustee for the Jobe Children's Trust UTA 7/26/96.



 (6) Of these shares, 11,357 are subject to an option granted by Mr. Kingma to Douglas B. Hauff. Also includes 13,445 shares subject to an option exercisable within 60 days and 2,180 shares held by Mr. Kingma's minor daughter.



 (7) Consists of 567,704 shares held by Trillium and 2,611,460 shares held by Trillium Investors. Mr. Potts is Senior Vice President -- Finance of Trillium. In addition, Trillium owns an 80.0% interest and Mr. Potts owns a 3.4% interest in Trillium Investors. Mr. Potts is a director of the Company.



 (8) Consists of 363 shares subject to an option exercisable within 60 days.



 (9) Consists of 38,150 shares subject to a warrant and 2,180 shares subject to an option, both of which are currently exercisable. Excludes 181 shares subject to an option that will become effective on the closing of the Offering and which will be exercisable within 60 days.


(10) For additional information describing Mr. Burns' historical relationships with the Company, see "Certain Transactions."


(11) Includes 2,611,460 shares held by Trillium Investors. Trillium owns an 80.0% interest in Trillium Investors and may be deemed the beneficial owner of such shares as a result of such ownership. In connection with the Company's credit facility, 2,065,026 of these shares are pledged in support of Trillium's guarantee of certain of the Company's obligations under the Hobie Acquisition Loan. In the event of a default by the Company of its obligations under the Hobie Acquisition Loan and a failure by Trillium to otherwise satisfy the guaranty, such shares would be transferred to the bank.



(12) See footnotes (1), (2), (3), (4), (5), (6), (7), (8) and (9). Also includes
     5,975 shares subject to an option exercisable within 60 days. Excludes 5,450 shares subject to an option that will become effective on the closing of the Offering and which will be exercisable within 60 days.

                          DESCRIPTION OF CAPITAL STOCK

     The authorized capital stock of the Company consists of 40,000,000 shares of Common Stock, no par value, and 10,000,000 shares of Preferred Stock, no par value. The following summary description of the Company's capital stock is qualified in its entirety by reference to the Restated Articles and the Bylaws of the Company, copies of which are filed as exhibits to the Registration Statement of which this Prospectus forms a part.

COMMON STOCK


     On August 9, 1996, there were 5,464,543 shares of Common Stock outstanding, held of record by 23 shareholders. Holders of Common Stock are entitled to one vote per share on all matters submitted to a vote of shareholders. There are no cumulative voting rights for the election of directors. Holders of Common Stock are entitled to receive ratably such dividends as may be declared by the Board of Directors out of funds legally available therefor, subject to preferences that may be applicable to any outstanding Preferred Stock. In the event of the liquidation, dissolution or winding up of the Company, holders of Common Stock are entitled to share ratably in all assets remaining after payment of liabilities and the liquidation preference of any outstanding Preferred Stock. Holders of Common Stock have no preemptive, subscription, redemption or conversion rights. All outstanding shares of Common Stock are, and all shares of Common Stock to be outstanding upon completion of the Offering will be, fully paid and nonassessable.


PREFERRED STOCK

     The Company's Board of Directors has the authority to issue up to 10,000,000 shares of Preferred Stock in one or more series and to fix the powers, designations, rights, preferences and restrictions thereof, including dividend rights, conversion rights, voting rights, redemption terms, liquidation preferences and the number of shares constituting each such series, without any further vote or action by the Company's shareholders. Upon the closing of the Offering, no shares of Preferred Stock will be outstanding. The issuance of Preferred Stock in certain circumstances may delay, deter or prevent a change in control of the Company, may discourage bids for the Company's Common Stock at a premium over the market price of the Common Stock and may adversely affect the market price of, and the voting and other rights of the holders of, the Common Stock. The Company currently has no plans to issue any Preferred Stock.


WARRANT



     On August 9, 1996, there was one warrant outstanding to purchase 38,150 shares of Common Stock at an exercise price of $4.58 per share.


WASHINGTON ANTITAKEOVER STATUTE

     Washington law contains certain provisions that may have the effect of delaying or discouraging a hostile takeover of the Company. In addition, Chapter 23B.19 of the Washington Business Corporation Act prohibits a corporation, with certain exceptions, from engaging in certain significant business transactions with an "Acquiring Entity" (defined as a person who acquires 10% or more of the corporation's voting securities without the prior approval of the corporation's board of directors) for a period of five years after such acquisition. The prohibited transactions include, among others, a merger with, disposition of assets to, or issuance or redemption of stock to or from, the Acquiring Entity, or allowing the Acquiring Entity to receive any disproportionate benefit as a shareholder. An Acquiring Entity is further prohibited from engaging in significant business transactions with the target corporation unless the per share consideration paid to holders of outstanding shares of Common Stock and other classes of stock of the target corporation meet certain minimum criteria. These provisions may have the effect of delaying, deterring or preventing a change in control of the Company.

CERTAIN PROVISIONS IN RESTATED ARTICLES

     Effective with the first annual meeting of shareholders following the Offering, the Restated Articles provide for the division of the Company's Board of Directors into three classes, as nearly equal in number as possible, each for a three-year term, with one class being elected each year by the Company's shareholders. See "Management -- Directors, Executive Officers and Key Employees." Directors may be removed only for cause and only by a vote of not less than two-thirds of the shares of the Company's capital stock entitled to vote on an election of the director whose removal is sought.

     The Restated Articles require that certain business combinations (including a merger, share exchange or the sale, lease, exchange, mortgage, pledge, transfer or other disposition of a substantial part of the Company's assets) be approved by the holders of not less than two-thirds of the outstanding shares, unless such business combination shall have been approved by a majority of Continuing Directors (defined as those individuals who were members of the Board of Directors on July 1, 1996 or were elected thereafter on the recommendation of a majority of the Continuing Directors), in which case the affirmative vote required shall be a majority of the outstanding shares.

     Under the Restated Articles, the shareholders may call a special meeting only upon the request of holders of at least 25% of the outstanding shares. The Restated Articles also provide that changes to certain provisions of the Articles of Incorporation, including those regarding amendment of certain provisions of the Bylaws or Restated Articles, the classified Board of Directors, special voting provisions for business combinations and special meetings of shareholders, must be approved by the holders of not less than two-thirds of the outstanding shares.

     It is possible that the provisions discussed above may delay, deter or prevent a change in control of the Company.

DIRECTOR AND OFFICER INDEMNIFICATION AND LIABILITY

     The Restated Articles include a provision permitted by Washington law that limits the liability of the Company's directors. Under the provision, no director shall be personally liable to the Company or its shareholders for monetary damages for conduct as a director, excluding, however, liability for acts or omissions involving intentional misconduct or knowing violations of law, illegal distributions or transactions from which the director receives benefits to which the director is not legally entitled. In addition, Washington law provides for broad indemnification by the Company of its officers and directors. The Company's Bylaws and indemnification agreements entered into between the Company and its directors implement this indemnification to the fullest extent permitted by law. Insofar as the indemnity for liabilities arising under the Securities Act may be permitted to directors or officers of the Company pursuant to the foregoing provisions, the Company has been informed that in the opinion of the Commission such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

TRANSFER AGENT AND REGISTRAR

     The transfer agent and registrar for the Company's Common Stock is First National Bank of Boston.

                        SHARES ELIGIBLE FOR FUTURE SALE


     Upon completion of the Offering, the Company will have 7,250,258 shares of Common Stock outstanding (7,419,008 shares if the Underwriters' over-allotment option is exercised in full), assuming no exercise of outstanding options under the Company's benefit plan. The shares sold in the Offering will be freely tradable without restriction or limitation under the Securities Act, except for any such shares held by "affiliates" of the Company, as such term is defined under Rule 144 of the Securities Act, which shares will be subject to the resale limitations under Rule 144. The remaining 4,393,113 shares are "restricted securities" within the meaning of Rule 144 and were issued and sold by the Company in private transactions and may be publicly sold only if registered under the Securities Act or sold in accordance with an applicable exemption from registration, such as Rule 144. The Company, all executive officers, directors and shareholders of the Company have agreed with the Representatives not to sell, directly or indirectly, any shares owned by them for a period of 180 days after the date of this Prospectus without the prior written consent of Smith Barney Inc. Upon the expiration of this 180-day lock-up period (or earlier upon the consent of Smith Barney Inc.), approximately 1,550,000 of these restricted shares (plus shares issuable upon exercise of then-vested outstanding options and warrants) will become eligible for sale subject to the restrictions of Rule 144, none of which will be freely tradable in reliance on Rule 144(k). In addition, approximately an additional 665,000 shares are subject to an option granted by certain shareholders of the Company to Douglas B. Hauff and have been placed in escrow. See "Management's Discussion and Analysis of Financial Condition and Results of Operations -- General." If this escrow arrangement were to terminate for any reason, approximately 551,000 of these shares would become eligible for sale subject to the restrictions of Rule 144 beginning in March 1997. If Mr. Hauff should exercise this option, approximately 75,000 of such shares would be eligible for sale beginning in March 1997 subject to the restrictions of Rule 144.



     In general, under Rule 144, as currently in effect, a person (or persons whose shares are aggregated) who has beneficially owned shares for at least two years, including an affiliate of the Company, would be entitled to sell, within any three-month period, that number of shares that does not exceed the greater of 1% of the then outstanding shares of Common Stock (approximately 72,500 shares) and the average weekly trading volume in the Common Stock during the four calendar weeks immediately preceding the date on which the notice of sale is filed with the Commission, provided certain manner of sale and notice requirements and requirements as to the availability of current public information about the Company are satisfied. In addition, affiliates of the Company must comply with the restrictions and requirements of Rule 144, other than the two-year holding period requirement, in order to sell shares of Common Stock. As defined in Rule 144, an "affiliate" of an issuer is a person who directly or indirectly through the use of one or more intermediaries controls, or is controlled by, or is under common control with, such issuer. Under Rule 144(k), a holder of "restricted securities" who is not deemed an affiliate of the issuer and who has beneficially owned shares for at least three years would be entitled to sell shares under Rule 144(k) without regard to the limitations described above.



     The Company intends to file a registration statement under the Securities Act following the date of this Prospectus to register the future issuance of up to 817,500 shares of Common Stock under the 1995 Plan. Shares issued under the 1995 Plan after the effective date of such registration statement will be freely tradable in the open market, subject to the lock-up agreements with the Representatives described above and, in the case of sales by affiliates, to certain requirements of Rule 144. As of September 1, 1996, options to purchase approximately 100,000 shares of Common Stock will be vested, of which approximately 40,000 such shares will be subject to the 180-day lock-up period described above. See "Management -- Benefit Plan." In addition, a warrant to purchase 38,150 shares of Common Stock is currently outstanding and subject to the lock-up agreement described above.


     The Company is unable to estimate the number of shares that may be sold in the future by its existing shareholders or the effect, if any, that sales of shares by such shareholders will have on the market price of the Common Stock prevailing from time to time. Sales of substantial amounts of Common Stock, or the prospect of such sales, could adversely affect the market price of the Common Stock.

                                  UNDERWRITING

     Upon the terms and subject to the conditions contained in the Underwriting Agreement dated the date hereof, each Underwriter named below has severally agreed to purchase, and the Company and the Selling Shareholders have agreed to sell to such Underwriter, the number of shares of Common Stock set forth opposite the name of such Underwriter.


                                                                                  NUMBER OF
                                                                                  SHARES OF
                                     NAME                                        COMMON STOCK
- -------------------------------------------------------------------------------  ------------
Smith Barney Inc...............................................................
Robertson, Stephens & Company LLC..............................................

                                                                                   ---------
          Total................................................................    2,857,145
                                                                                   =========


     The Underwriting Agreement provides that the obligations of the several Underwriters to pay for and accept delivery of the shares are subject to approval of certain legal matters by counsel and to certain other conditions. The Underwriters are obligated to take and pay for all shares of Common Stock offered hereby (other than those covered by the over-allotment option described below) if any such shares are taken.

     The Underwriters, for whom Smith Barney Inc. and Robertson, Stephens & Company LLC are acting as Representatives, propose to offer part of the shares directly to the public at the initial public offering price set forth on the cover page of this Prospectus and part of the shares to certain dealers at a
price that represents a concession not in excess of $          per share under
the initial public offering price. The Underwriters may allow, and such dealers
may reallow, a concession not in excess of $          per share to certain other
dealers. The Representatives of the Underwriters have advised the Company that the Underwriters do not intend to confirm any sales to any accounts over which they exercise discretionary authority.


     The Company and the Selling Shareholders have granted the Underwriters an option, exercisable for 30 days from the date of this Prospectus, to purchase up to 428,571 additional shares of Common Stock at the initial public offering price set forth on the cover page of this Prospectus, minus the underwriting discounts and commissions. The Underwriters may exercise such option solely for the purpose of covering over-allotments, if any, in connection with the Offering. To the extent such option is exercised, each Underwriter will be obligated, subject to certain conditions, to purchase approximately the same percentage of such additional shares as the number of shares set forth opposite each Underwriter's name above bears to the total number of shares listed above.


     The Company, as well as its executive officers and directors, the Selling Shareholders and all other shareholders of the Company have agreed that, for a period of 180 days from the date of this Prospectus, they will not, without the prior written consent of Smith Barney Inc., offer, sell, contract to sell or otherwise dispose of any shares of Common Stock or any securities convertible into, or exercisable or exchangeable for, Common Stock, other than in a transaction in which the transferee pays no value and agrees to be subject to the same restrictions on transfer.

     Prior to the Offering, there has not been a public market for the Common Stock. Consequently, the initial public offering price for the shares included in the Offering will be determined by negotiations among the Company, the Selling Shareholders and the Representatives. Among the factors considered in determining such price will be the history of and prospects for the Company's business and the industry in which it competes, an assessment of the Company's management and the present state of the Company's development, the Company's past and present revenues and earnings, the prospects for growth of the Company's revenues and earnings, the current state of the U.S. economy and the current level of economic activity in the industry in which the Company competes and in related or comparable industries, and currently prevailing conditions in the securities markets, including current valuations of publicly traded companies which are comparable to the Company.

     The Company, the Selling Shareholders and the Underwriters have agreed to indemnify each other against certain liabilities, including liabilities under the Securities Act.

                                 LEGAL MATTERS

     Certain legal matters will be passed on for the Company and one of the Selling Shareholders by Perkins Coie, Seattle, Washington. Certain legal matters will be passed on for the Underwriters by Heller, Ehrman, White & McAuliffe, Seattle, Washington. Certain legal matters will be passed on for one of the Selling Shareholders by Bogle & Gates P.L.L.C.

                                    EXPERTS

     The consolidated financial statements of Gargoyles, Inc. at November 30, 1994 and December 31, 1995 and for each of the years ended November 30, 1993, November 30, 1994 and December 31, 1995, and the one month ended December 31, 1994 appearing in this Prospectus and the Registration Statement have been audited by Ernst & Young LLP, independent auditors, as set forth in their report thereon appearing elsewhere herein, and are included in reliance upon such report given upon the authority of such firm as experts in accounting and auditing.

     Effective July 13, 1995, the Company's Board of Directors retained Ernst & Young LLP as the independent accountants for the Company. There were no disagreements with McClinton, Workman & Associates, P.S., the Company's former independent accountants, regarding accounting principles or practices, financial statement disclosures, or auditing scope or procedures. The former accountants' report for the fiscal year ended November 30, 1994, which report is not included herein, did not contain an adverse opinion or a disclaimer of an opinion or qualifications as to uncertainty, audit scope or accounting principles. Prior to retaining Ernst & Young LLP, the Company had not consulted with Ernst & Young LLP regarding the application of accounting principles, the type of audit opinion that might be rendered on the Company's consolidated financial statements, or any event that was either a reportable event or the subject of a disagreement.

                             ADDITIONAL INFORMATION

     The Company has filed with the Commission a Registration Statement on Form S-1 under the Securities Act with respect to the Common Stock offered hereby (the "Registration Statement"). This Prospectus, which constitutes part of the Registration Statement, omits certain information contained in the Registration Statement and the exhibits thereto on file with the Commission pursuant to the Securities Act and the rules and regulations of the Commission thereunder. The Registration Statement, including the exhibits thereto, may be inspected and copied at the public reference facilities maintained by the Commission at 450 Fifth Street, N.W., Room 1024, Washington, D.C. 20549, and at the Commission's Regional Offices at 7 World Trade Center, Suite 1300, New York, New York 10048, and 500 West Madison Street, Suite 1400, Chicago, Illinois 60661, and copies may be obtained at the prescribed rates from the Public Reference Section of the Commission at its principal office in Washington, D.C. In addition, the Commission maintains a World Wide Web site on the Internet at http://www.sec.gov that contains reports, proxy and information statements and other information regarding registrants that file electronically with the Commission.

     Statements contained in this Prospectus as to the contents of any contract, agreement or other document referred to are not necessarily complete, and in each instance reference is made to the copy of such contract, agreement or other document filed as an exhibit to the Registration Statement, each such statement being qualified in all respects by such reference.

     The Company intends to furnish its shareholders with annual reports containing audited consolidated financial statements and an opinion thereon expressed by independent auditors and may furnish its shareholders with quarterly reports for the first three quarters of each fiscal year containing unaudited summary financial information.

                      [This page intentionally left blank]

                                GARGOYLES, INC.

                         INDEX TO FINANCIAL STATEMENTS

Gargoyles, Inc. Consolidated Financial Statements
  Report of Ernst & Young LLP, Independent Auditors...................................  F-2
  Consolidated Balance Sheets.........................................................  F-3
  Consolidated Statements of Operations...............................................  F-4
  Consolidated Statements of Shareholders' Equity.....................................  F-5
  Consolidated Statements of Cash Flows...............................................  F-6
  Notes to Consolidated Financial Statements..........................................  F-7
H.S.I. d/b/a Hobie Sunglasses
  Report of Ernst & Young LLP, Independent Auditors...................................  F-17
  Balance Sheets......................................................................  F-18
  Statements of Operations and Retained Earnings......................................  F-19
  Statements of Cash Flows............................................................  F-20
  Notes to Financial Statements.......................................................  F-21

               REPORT OF ERNST & YOUNG LLP, INDEPENDENT AUDITORS

The Board of Directors and Shareholders
Gargoyles, Inc.

     We have audited the accompanying consolidated balance sheets of Gargoyles, Inc. as of November 30, 1994 and December 31, 1995, and the related consolidated statements of operations, shareholders' equity, and cash flows for the years ended November 30, 1993 and 1994, the one month ended December 31, 1994, and the year ended December 31, 1995. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

     We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

     In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Gargoyles, Inc. at November 30, 1994 and December 31, 1995, and the related consolidated results of its operations and its cash flows for the years ended November 30, 1993 and 1994, the one month ended December 31, 1994, and the year ended December 31, 1995, in conformity with generally accepted accounting principles.

                                          ERNST & YOUNG LLP

Seattle, Washington
June 14, 1996, except for the second
  paragraph of Note 13,

  as to which the date is August 29, 1996

                                GARGOYLES, INC.

                          CONSOLIDATED BALANCE SHEETS


                                                                                        JUNE 30,
                                                                                          1996
                                                    NOVEMBER 30,     DECEMBER 31,     ------------
                                                        1994             1995
                                                    ------------     ------------     (UNAUDITED)
ASSETS
Current assets:
  Cash and cash equivalents.......................   $    2,282      $        900     $     23,380
  Trade receivables, less allowances for doubtful
     accounts of $10,000, $10,355 and $78,833.....    2,231,539         2,514,489        7,770,473
  Inventories.....................................    2,613,084         5,473,692        6,448,505
  Trade credits...................................      305,015           497,587          491,228
  Other current assets and prepaid expenses.......      249,420           732,984        1,594,780
                                                    ------------     -------------    -------------
Total current assets..............................    5,401,340         9,219,652       16,328,366
Receivable from affiliate.........................      418,845                --               --
Property and equipment, net.......................      853,225         1,900,603        2,165,626
Intangibles.......................................           --                --        3,108,124
Other assets......................................           --           145,979          216,251
                                                    ------------     -------------    -------------
Total assets......................................   $6,673,410      $ 11,266,234     $ 21,818,367
                                                    ============     =============    =============
LIABILITIES AND SHAREHOLDERS' EQUITY
Current liabilities:
  Note payable to bank under revolving line of
     credit.......................................   $2,067,841      $  5,412,916     $  7,536,058
  Note payable to bank............................           --                --        5,000,000
  Accounts payable................................    2,908,204         3,572,739        3,299,104
  Accrued expenses and other current
     liabilities..................................      432,255         1,577,048        4,092,761
  Current maturities of long-term debt............      138,900         1,349,333        1,412,717
                                                    ------------     -------------    -------------
Total current liabilities.........................    5,547,200        11,912,036       21,340,640
                                                    ------------     -------------    -------------
Deferred license income...........................           --           540,000          450,000
                                                    ------------     -------------    -------------
Long-term debt....................................      350,593         6,017,812        5,828,096
                                                    ------------     -------------    -------------
Minority interest.................................           --                --          360,000
                                                    ------------     -------------    -------------
Commitments and contingencies
Shareholders' equity:
  Preferred stock, no par value, authorized
     shares -- 10,000,000, none issued............           --                --               --
  Common stock, no par value, authorized shares --
     40,000,000, issued and
     outstanding -- 5,450,000, 5,450,003 and
     5,464,543 for 1994, 1995 and June 30, 1996,
     respectively.................................          572         5,788,070        9,302,250
  Repurchased shares..............................           --       (10,895,500)     (10,895,500)
  Retained earnings (deficit).....................      775,045        (1,946,184)      (4,567,119)
  Deferred compensation...........................           --          (150,000)              --
                                                    ------------     -------------    -------------
Total shareholders' equity........................      775,617        (7,203,614)      (6,160,369)
                                                    ------------     -------------    -------------
Total liabilities and shareholders' equity........   $6,673,410      $ 11,266,234     $ 21,818,367
                                                    ============     =============    =============


                            See accompanying notes.

                                GARGOYLES, INC.

                     CONSOLIDATED STATEMENTS OF OPERATIONS


                                     YEAR ENDED              ONE MONTH       YEAR ENDED        SIX MONTHS ENDED
                                    NOVEMBER 30,               ENDED          DECEMBER             JUNE 30,
                              ------------------------     DECEMBER 31,          31,       ------------------------
                                 1993         1994             1994             1995          1995         1996
                              ----------   -----------   -----------------   -----------   ----------   -----------
                                                                                                 (UNAUDITED)
Net sales.................... $8,242,051   $11,082,986      $   574,831      $17,895,968   $9,123,832   $17,626,816
Cost of sales................  3,243,525     4,265,002          237,785        7,016,815    3,473,734     7,386,185
                              ----------   -----------        ---------      -----------   ----------    ----------
Gross profit.................  4,998,526     6,817,984          337,046       10,879,153    5,650,098    10,240,631
License income...............         --            --               --          480,000      290,000       293,609
                              ----------   -----------        ---------      -----------   ----------    ----------
                               4,998,526     6,817,984          337,046       11,359,153    5,940,098    10,534,240
                              ----------   -----------        ---------      -----------   ----------    ----------
Operating expenses:
  Sales and marketing........  2,210,271     3,041,008          208,849        5,934,213    2,800,660     4,985,350
  General and
     administrative..........  1,452,815     2,558,002          235,639        3,029,638    1,334,906     2,077,552
  Shipping and warehousing...    436,329       607,058           42,619        1,030,070      428,477     1,070,638
  Research and development...    214,676       127,226            6,639          305,592      128,442       332,658
  Stock compensation.........         --            --               --          250,000      155,000     3,528,140
                              ----------   -----------        ---------      -----------   ----------    ----------
Total operating expenses.....  4,314,091     6,333,294          493,746       10,549,513    4,847,485    11,994,338
                              ----------   -----------        ---------      -----------   ----------    ----------
Income (loss) from
  operations.................    684,435       484,690         (156,700)         809,640    1,092,613    (1,460,098)
                              ----------   -----------        ---------      -----------   ----------    ----------
Other income (expense):
  Interest expense, net......    (55,140)     (175,486)         (20,975)      (1,042,523)    (390,930)   (1,161,119)
  Recapitalization
     expenses................         --            --               --         (573,710)    (573,710)           --
  Provision for loss on
     affiliate...............         --            --               --       (1,597,051)          --            --
  Other......................      2,423           158            1,194            6,829        5,385           282
                              ----------   -----------        ---------      -----------   ----------    ----------
Total other income
  (expense)..................    (52,717)     (175,328)         (19,781)      (3,206,455)    (959,255)   (1,160,837)
                              ----------   -----------        ---------      -----------   ----------    ----------
Income (loss) before income
  taxes......................    631,718       309,362         (176,481)      (2,396,815)     133,358    (2,620,935)
Income tax provision
  (benefit)..................     40,000        10,500          (65,000)        (100,000)       5,000            --
                              ----------   -----------        ---------      -----------   ----------    ----------
Net income (loss)............ $  591,718   $   298,862      $  (111,481)     $(2,296,815)  $  128,358   $(2,620,935)
                              ==========   ===========        =========      ===========   ==========    ==========
Pro forma data (unaudited):
  Historical income (loss)
     before income tax
     provision (benefit)..... $  631,718   $   309,362      $  (176,481)     $(2,396,815)  $  133,358   $(2,620,935)
  Pro forma income tax
     provision (benefit).....    216,400       130,800          (59,300)         (54,300)      50,700            --
                              ----------   -----------        ---------      -----------   ----------    ----------
  Pro forma net income
     (loss).................. $  415,318   $   178,562      $  (117,181)     $(2,342,515)  $   82,658   $(2,620,935)
                              ==========   ===========        =========      ===========   ==========    ==========
  Pro forma net income (loss)
     per share............... $     0.07   $      0.03      $     (0.02)     $     (0.41)  $     0.01   $     (0.46)
                              ==========   ===========        =========      ===========   ==========    ==========
  Weighted average common
     shares used in the
     calculation of pro forma
     net income (loss) per
     share...................  5,694,330     5,694,330        5,694,330        5,694,330    5,694,330     5,698,693
                              ==========   ===========        =========      ===========   ==========    ==========


                            See accompanying notes.

                                GARGOYLES, INC.

                CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY


                                         COMMON STOCK                         RETAINED
                                    -----------------------   REPURCHASED     EARNINGS       DEFERRED
                                      SHARES       AMOUNT        STOCK        (DEFICIT)    COMPENSATION      TOTAL
                                    ----------   ----------   ------------   -----------   ------------   ------------
Balance at November 30, 1992......   5,450,000   $      572   $         --   $ 1,095,965   $        --    $  1,096,537
  Net income for the year ended
    November 30, 1993.............          --           --             --       591,718            --         591,718
  Distributions to former majority
    shareholder...................          --           --             --      (587,000)           --        (587,000)
                                    -----------  ----------   ------------   -----------     ---------    ------------
Balance at November 30, 1993......   5,450,000          572              0     1,100,683             0       1,101,255
  Net income for the year ended
    November 30, 1994.............          --           --             --       298,862            --         298,862
  Distributions to former majority
    shareholder...................          --           --             --      (624,500)           --        (624,500)
                                    -----------  ----------   ------------   -----------     ---------    ------------
Balance at November 30, 1994......   5,450,000          572              0       775,045             0         775,617
  Net loss for the month ended
    December 31, 1994.............          --           --             --      (111,481)           --        (111,481)
  Distributions to former majority
    shareholder...................          --           --             --       (51,786)           --         (51,786)
                                    -----------  ----------   ------------   -----------     ---------    ------------
Balance at December 31, 1994......   5,450,000          572              0       611,778             0         612,350
  Stock redemption from former
    majority shareholder..........  (3,270,000)          --    (10,895,500)           --            --     (10,895,500)
  Stock issued for cash...........   3,270,003    5,387,498             --            --                     5,387,498
  Deferred compensation related to
    amendment of stock options....          --      400,000             --            --      (400,000 )             0
  Stock compensation..............          --           --             --            --       250,000         250,000
  Distributions to former majority
    shareholder...................          --           --             --      (261,147)           --        (261,147)
  Net loss for the year ended
    December 31, 1995.............          --           --             --    (2,296,815)           --      (2,296,815)
                                    -----------  ----------   ------------   -----------     ---------    ------------
Balance at December 31, 1995......   5,450,003    5,788,070    (10,895,500)   (1,946,184)     (150,000 )    (7,203,614)
  Sale of warrant (unaudited).....          --       56,000             --            --            --          56,000
  Stock issued in connection with
    acquisition (unaudited).......      14,540       80,040             --            --            --          80,040
  Deferred compensation related to
    amendment of stock options
    (unaudited)...................          --    3,378,140             --            --    (3,378,140 )            --
  Stock compensation
    (unaudited)...................          --           --             --            --     3,528,140       3,528,140
  Net loss for the six months
    ended June 30, 1996
    (unaudited)...................          --           --             --    (2,620,935)           --      (2,620,935)
                                    -----------  ----------   ------------   -----------     ---------    ------------
Balance at June 30, 1996
  (unaudited).....................   5,464,543   $9,302,250   $(10,895,500)  $(4,567,119)  $        --    $ (6,160,369)
                                    ===========  ==========   ============   ===========     =========    ============
Authorized shares.................  40,000,000
                                    ===========


                            See accompanying notes.

                                GARGOYLES, INC.

                     CONSOLIDATED STATEMENTS OF CASH FLOWS

                                              YEAR ENDED          ONE MONTH                         SIX MONTHS ENDED
                                             NOVEMBER 30,           ENDED        YEAR ENDED             JUNE 30,
                                        ----------------------   DECEMBER 31,   DECEMBER 31,   --------------------------
                                          1993         1994          1994           1995           1995          1996
                                        ---------   ----------   ------------   ------------   ------------   -----------
                                                                                                      (UNAUDITED)
OPERATING ACTIVITIES
Net income (loss)...................... $ 591,718   $  298,862    $ (111,481)   $ (2,296,815)  $    128,358   $(2,620,935)
Adjustments to reconcile net income
  (loss) to net cash provided by (used
  in) operating activities:
  Amortization.........................        --           --            --              --             --        57,346
  Depreciation.........................    49,876      127,827         7,266         234,054         76,335       208,306
  Stock compensation...................        --           --            --         250,000        155,000     3,528,140
  Deferred license income..............        --           --            --         540,000        630,000       (90,000)
  Recapitalization expenses included in
    note payable to shareholder........        --           --            --         283,100             --            --
  Changes in assets and liabilities net
    of effects from purchase of Hobie:
    Accounts receivable................  (525,180)    (795,403)      163,486        (446,436)    (1,732,919)   (4,961,364)
    Inventories........................  (328,541)  (1,288,041)      (10,219)     (2,850,389)      (326,075)      123,531
    Other current assets and other
      assets...........................   (73,207)    (458,655)      (41,364)       (780,751)      (934,370)     (773,193)
    Accounts payable, accrued expenses
      and other current liabilities....   592,831    1,728,069      (469,565)      2,278,893        445,949     1,871,189
                                        ---------   ----------     ---------    ------------   ------------   ------------
Net cash provided by (used in)
  operating activities.................   307,497     (387,341)     (461,877)     (2,788,344)    (1,557,722)   (2,656,980)
                                        ---------   ----------     ---------    ------------   ------------   ------------
INVESTING ACTIVITIES
Acquisition of property and
  equipment............................  (157,198)    (659,020)      (19,097)     (1,269,601)      (424,634)     (398,450)
Purchase of Hobie......................        --           --            --              --             --    (3,974,900)
                                        ---------   ----------     ---------    ------------   ------------   ------------
Net cash used in investing
  activities...........................  (157,198)    (659,020)      (19,097)     (1,269,601)      (424,634)   (4,373,350)
                                        ---------   ----------     ---------    ------------   ------------   ------------
FINANCING ACTIVITIES
Net proceeds from revolving line of
  credit...............................   664,534    1,256,801       598,631       2,746,444      1,091,107     2,123,142
Proceeds from issuance of note payable
  to bank and long-term debt...........   162,876      371,339            --       7,000,000      6,610,000     5,260,000
Principal payments on long-term debt...   (71,541)    (133,036)      (15,074)       (390,374)       (80,390)     (386,332)
Payments for stock repurchase..........        --           --            --      (6,405,920)    (6,405,920)           --
Proceeds from stock issuance...........        --           --            --         897,918        897,918            --
Proceeds from warrant issuance.........        --           --            --              --             --        56,000
Distributions to shareholder...........  (587,000)    (624,500)      (51,786)       (261,147)      (261,147)           --
Net (payments) proceeds on affiliate
  accounts.............................  (563,988)     170,069       (45,049)        463,894        123,548            --
                                        ---------   ----------     ---------    ------------   ------------   ------------
Net cash provided by (used in)
  financing activities.................  (395,119)   1,040,673       486,722       4,050,815      1,975,116     7,052,810
                                        ---------   ----------     ---------    ------------   ------------   ------------
Net increase (decrease) in cash and
  cash equivalents.....................  (244,820)      (5,688)        5,748          (7,130)        (7,240)       22,480
Cash and cash equivalents, beginning of
  period...............................   252,790        7,970         2,282           8,030          8,030           900
                                        ---------   ----------     ---------    ------------   ------------   ------------
Cash and cash equivalents, end of
  period............................... $   7,970   $    2,282    $    8,030    $        900   $        790   $    23,380
                                        =========   ==========     =========    ============   ============   ============

                            See accompanying notes.

                                GARGOYLES, INC.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
            (INFORMATION AS OF JUNE 30, 1996 AND FOR THE SIX MONTHS
                   ENDED JUNE 30, 1995 AND 1996 IS UNAUDITED)

1.  SIGNIFICANT ACCOUNTING POLICIES

  Principal Industry

     Gargoyles, Inc. ("Gargoyles" or the "Company") designs, manufactures and markets a broad line of performance and outdoor lifestyle-oriented sunglasses. The Company's products are mainly sold through sunglass specialty, sporting goods, department and optical stores. The Company subcontracts certain of its manufacturing processes. Management believes there are adequate alternative sources for these services should an existing subcontractor be unable to perform. Its headquarters and main warehouse are located in Kent, Washington.

  Principles of Consolidation

     The consolidated financial statements include the accounts of the Company and its majority-owned subsidiaries. All significant intercompany balances have been eliminated in consolidation. Minority interest represents the 30% ownership held by outside investors in the kindling company ("Kindling").

  Fiscal Year

     In 1995, the Company changed its reporting period from a fiscal year ending November 30 to a calendar year. Accordingly, results of operations for the one month ended December 31, 1994 are separately presented herein.

  Interim Financial Information

     The financial information at June 30, 1996 and for the six months ended June 30, 1995 and 1996 is unaudited, but includes all adjustments (consisting only of normal recurring adjustments) that the Company considers necessary for a fair presentation of the financial position at such date and the operating results and cash flows for those periods. The Company's net sales are subject to seasonal variations. Accordingly, operating results for the June 30, 1996 period are not necessarily indicative of the results that may be expected for the entire year.

  Recapitalization


     In connection with a change in control of the Company, on March 22, 1995, the Company sold 3,270,003 shares to a group of new investors, including certain members of the Company's senior management. Proceeds from the sale were $5,387,498. On the same date, 3,270,000 previously issued and outstanding shares were repurchased by the Company from the former majority shareholder for $10,895,500. The redemption was funded with the proceeds from the stock issuance and bank financing of $6,000,000. Proceeds in excess of redemption requirements provided additional working capital. In connection with this recapitalization, the Company recorded a charge of $573,710 relating primarily to severance, legal and other costs.


     In connection with the recapitalization of Gargoyles, Antone Manufacturing, Inc. ("Antone") was merged into Gargoyles. Antone was wholly owned by the former majority owner of Gargoyles. Antone provided assembly operations for Gargoyles. The merger has been accounted for as a pooling of interests due to common ownership, and financial statements for all periods prior to the recapitalization have been restated to reflect the pooling.

                                GARGOYLES, INC.

  Cash and Cash Equivalents

     The Company considers all highly liquid investments with original maturities of three months or less when purchased to be cash equivalents.

  Revenue Recognition

     Revenue is recognized when merchandise is shipped to a customer. The Company records sales net of volume and cash discounts.

  Warranties

     The Company's sunglasses are covered by a warranty against defects in material and workmanship. The Company has established a reserve for these anticipated future warranty costs which is periodically adjusted to reflect actual experience.

  Inventories

     Inventories are stated at the lower of cost (first-in, first-out method) or market.

  Property and Equipment

     Property and equipment are stated at cost, net of accumulated depreciation and amortization. Significant additions and improvements are capitalized. Maintenance and repairs are expensed as incurred. The Company provides for depreciation and amortization using the straight-line method which recognizes the cost over the estimated useful lives of the respective assets or, as to leasehold improvements, the term of the related lease, if less than the estimated useful life.

  Intangibles


     Intangible assets are carried on the basis of cost and are amortized on the straight-line method over their estimated useful lives, ranging from 2 to 27 years.


     At June 30, 1996, intangibles consist of the following:


                                                                              ESTIMATED
                                                                             USEFUL LIFE
                                                                             -----------
        Licensing and management agreements.................  $2,885,430     8-27 years
        Noncompete agreements...............................     280,040     2 years
                                                              ----------
                                                               3,165,470
        Less accumulated amortization.......................      57,346
                                                              ----------
                                                              $3,108,124
                                                              ==========


  Advertising Expense

     The cost of advertising is expensed as incurred. The Company incurred $264,330, $407,422, $258,419 and $276,922 in advertising costs during the years ended November 30, 1993 and 1994 and December 31, 1995 and the six months ended June 30, 1996, respectively.

                                GARGOYLES, INC.

  Income Taxes

     The Company accounts for income taxes under the liability method, whereby deferred taxes are provided for the temporary differences between the financial reporting basis and the tax basis of the Company's assets and liabilities. These deferred tax assets and liabilities are measured under the provisions of currently enacted tax laws.

     Prior to the recapitalization in March 1995, Antone had elected to be taxed as an S corporation under the provisions of the Internal Revenue Code. Accordingly, Antone's taxable income included in the financial statements, through the date of the recapitalization, is treated as if it were distributed to the shareholder, who was responsible for payment of taxes thereon.

  Pro Forma Data

     Pro forma income tax provision (benefit) and net income (loss) data is included to present the results of operations as if Antone's earnings had been taxed as a C corporation rather than an S corporation. The difference between the pro forma income tax rate and the federal statutory rate of 34% relates primarily to net operating loss carryforwards and other deferred tax assets which have been reserved due to the uncertainty of the Company's ability to recover such amounts.


     Pro forma net income (loss) per share is computed based on the weighted average number of common and common equivalent shares outstanding using the treasury stock method. In accordance with the Securities and Exchange Commission requirements, common and common equivalent shares issued during the 12-month period prior to the filing of the Company's proposed initial public offering have been included in the calculation as if they were outstanding for all periods presented using the treasury stock method and an assumed initial public offering price of $14 per share.


  License Agreement

     During the first quarter of 1995, the Company entered into an agreement to license the name "Gargoyles" for use on certain nonsunglass products, whereby the Company, as licensor, receives quarterly cash payments based on a portion of the licensee's income from the sale of certain products.

     The Company received a payment of $1,000,000 at the inception of the agreement. After deducting expenses associated with the license agreement, the $720,000 balance was recorded as deferred license income and is being amortized over the four-year estimated term of the license agreement.

  Concentration of Credit Risk and Financial Instruments

     The Company sells its products to local and national companies throughout the United States. Net sales to the Company's largest customer represented 34%, 34%, 32% and 37% of net sales for the years ended November 30, 1993 and 1994 and December 31, 1995 and the six months ended June 30, 1996, respectively. The Company performs ongoing credit evaluations of its customers and generally does not require collateral. The Company maintains an allowance for doubtful accounts at a level which management believes is sufficient to cover potential credit losses.

     The carrying value of financial instruments, which include cash, receivables, payables and debt, approximates market value at December 31, 1995 and June 30, 1996.

  Stock-Based Compensation

     In October 1995, the Financial Accounting Standards Board ("FASB") issued Statement of Financial Accounting Standards No. 123, "Accounting for Stock-Based Compensation." Statement No. 123 is effective for fiscal years beginning after December 15, 1995. Under Statement No. 123, stock-based compensation

                                GARGOYLES, INC.

expense is measured using either the intrinsic value method, as prescribed by Accounting Principles Board Opinion No. 25, or the fair value method described in Statement No. 123. Companies choosing the intrinsic value method will be required to disclose the pro forma impact of the fair value method on net income and earnings per share. The Company implemented Statement No. 123 in 1996 using the intrinsic value method. Accordingly, the adoption of Statement No. 123 had no impact on the Company's financial statements.

  Impairment of Long-Lived Assets

     In March 1995, the FASB issued Statement No. 121 regarding accounting for the impairment of long-lived assets. The Company adopted Statement No. 121 in 1995. The effect of the adoption had no material impact on the Company's financial condition or results of operations.

  Use of Estimates

     The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

2.  INVENTORIES

     Inventories consist of the following:

                                                    NOVEMBER 30,     DECEMBER 31,      JUNE 30,
                                                        1994             1995            1996
                                                    ------------     ------------     ----------
    Raw materials.................................   $1,327,453       $4,804,323      $4,729,319
    Finished goods................................    1,285,631          669,369       1,719,186
                                                    ------------     ------------     ------------
                                                     $2,613,084       $5,473,692      $6,448,505
                                                    ============     ============     ============

3.  OTHER CURRENT ASSETS AND PREPAID EXPENSES

     Other current assets and prepaid expenses consist of the following:

                                                    NOVEMBER 30,     DECEMBER 31,      JUNE 30,
                                                        1994             1995            1996
                                                    ------------     ------------     ----------
    Income tax refund receivable..................    $     --         $191,742       $  191,742
    Receivable on discontinued distribution
      agreement...................................          --          126,913               --
    Other receivables.............................     119,454          188,640          293,118
    Prepaid expenses..............................      73,592          117,332          840,280
    Deposits......................................          --           56,466           81,716
    Other.........................................      56,374           51,891          187,924
                                                    -----------      ---------- -     ------------
                                                      $249,420         $732,984       $1,594,780
                                                    ===========      ===========      ============

                                GARGOYLES, INC.

4.  PROPERTY AND EQUIPMENT

     Property and equipment consist of the following:

                                                    NOVEMBER 30,     DECEMBER 31,      JUNE 30,
                                                        1994             1995            1996
                                                    ------------     ------------     ----------
    Molds and production equipment................   $  442,023       $1,037,936      $1,343,082
    Office furniture and equipment................      549,317        1,024,908       1,235,711
    Exhibit and marketing equipment...............      118,017          308,418         333,540
    Transportation equipment......................       76,537           24,718          24,718
    Leasehold improvements........................      143,092          179,570         210,575
                                                     ----------       ----------      ----------
                                                      1,328,986        2,575,550       3,147,626
    Less accumulated depreciation and
      amortization................................     (475,761)        (674,947)       (982,000)
                                                     ----------       ----------      ----------
    Furniture and equipment, net..................   $  853,225       $1,900,603      $2,165,626
                                                     ==========       ==========      ==========

5.  DEBT

     Gargoyles has a revolving line of credit with a bank which matures on March 22, 1997. At December 31, 1995, the Company could borrow up to the lesser of 80% of eligible accounts receivable and 50% of eligible inventories or $6,000,000. Effective February 13, 1996, the limit on borrowings under this line of credit was increased to $10,000,000. Borrowings under the line of credit bear interest at the bank's prime rate plus 1% per annum (9.50% at December 31, 1995), payable monthly. Amounts borrowed under the line of credit are secured by all tangible and intangible personal property of the Company.

     Long-term debt consists of the following:

                                                      NOVEMBER 30,   DECEMBER 31,    JUNE 30,
                                                          1994           1995          1996
                                                      ------------   ------------   -----------
    Note payable to bank, bearing interest at prime
      rate plus 1.5% (10% at December 31, 1995),
      interest payable monthly, principal payable
      quarterly at $230,769 through March 2002......   $       --    $  5,769,231   $ 5,538,462
    Notes payable to bank, bearing interest at prime
      rate plus 1.25%, interest payable monthly,
      principal payable quarterly through 2000,
      secured by equipment with a net book value of
      approximately $1,125,000 at December 31,
      1995..........................................           --         996,750     1,196,750
    Note payable to shareholder, bearing interest at
      10%, payable in $10,704 monthly installments
      of principal and interest through March
      1998..........................................           --         257,836       205,455
    Other notes payable at various interest rates,
      secured by equipment and other assets, with
      maturities through 2000.......................      489,493         343,328       300,146
                                                        ---------     -----------   -----------
    Total long-term debt............................      489,493       7,367,145     7,240,813
    Less current maturities.........................     (138,900)     (1,349,333)   (1,412,717)
                                                        ---------     -----------   -----------
    Long-term debt, less current maturities.........   $  350,593    $  6,017,812   $ 5,828,096
                                                        =========     ===========   ===========

                                GARGOYLES, INC.

     Annual principal payments required on long-term debt are as follows:

                                   YEAR ENDING
                                  DECEMBER 31,
                        ---------------------------------
                          1996...........................  $1,349,333
                          1997...........................   1,372,725
                          1998...........................   1,248,920
                          1999...........................   1,188,321
                          2000...........................   1,053,995
                          Thereafter.....................   1,153,851
                                                           ----------
                                                           $7,367,145
                                                           ==========

     The note payable to bank of $5,769,231 at December 31, 1995 was incurred in connection with the recapitalization of Gargoyles in March 1995 and is guaranteed by the majority shareholder. Included in other assets are capitalized loan fees with a net unamortized balance of $133,935 at December 31, 1995, which is being amortized over the life of the related loan.

     In connection with the recapitalization of Gargoyles in March 1995, a redemption note payable was incurred in the amount of $4,489,580 payable to the previous majority owner. This note required interest-only payments at a rate of 7% per annum, payable monthly through January 2, 1996. The Company had an offsetting note receivable from the current majority shareholder in the same principal amount with the same interest terms. The note payable and note receivable, which were secured by a letter of credit, and associated interest have been offset for financial reporting purposes. On January 2, 1996, the obligations evidenced by the note receivable and the note payable were satisfied in full.

     The credit agreements require, among other things, that the Company maintain a minimum tangible net worth and working capital and meet certain ratios relating to debt coverage, and place restrictions on the payment of dividends. At December 31, 1995, the Company was not in compliance with certain of the covenants, for which the bank has provided a waiver. In June 1996, certain covenants were amended, and the Company was in compliance with all covenants at June 30, 1996.

     In connection with the acquisition, Gargoyles borrowed $4,000,000 from an existing lender. The loan bears interest at the bank's prime rate plus 3% per annum (11.25% at June 30, 1996), payable monthly. A principal payment of $700,000 is due on September 30, 1996, with the balance due on December 31, 1996. If this loan is not repaid by December 31, 1996, the Company must pay an additional loan fee of $5.0 million or issue a warrant to purchase that number of shares of common stock that would constitute 25% of the Company's common stock on a fully diluted basis at a purchase price of $0.01 per share. Such warrant would be exercisable any time after March 31, 1997 through June 30, 1997. The new agreement contains interest requirements and covenants similar to those in existing debt agreements. The net proceeds from this acquisition loan in excess of the stock purchase price were used to provide working capital for Gargoyles and its subsidiaries.

     In February 1995, two of the Company's officers made loans to the Company totalling $100,000 and bearing interest at an average rate of 9.25%. The loans were repaid in full with interest in March 1995.

     In January 1996, the Company borrowed $290,000 at 12% per annum from officers and shareholders. The loans were repaid in full with interest as of April 1996.

     The Company made interest payments totaling $46,975, $164,802, $1,014,565 and $901,939 during the years ended November 30, 1993 and 1994 and December 31, 1995 and the six months ended June 30, 1996, respectively.

                                GARGOYLES, INC.

6.  INCOME TAXES

     The difference between the income tax provision (benefit), all of which is current, based upon the federal statutory income tax rate and the income tax provision (benefit) recorded in the financial statements is attributable to the following:

                                                              YEAR ENDED
                                                             NOVEMBER 30,         YEAR ENDED
                                                         ---------------------   DECEMBER 31,
                                                           1993        1994          1995
                                                         ---------   ---------   ------------
    Income tax provision (benefit) at federal statutory
      rate (34%).......................................  $ 215,000   $ 105,000    $ (815,000)
    Change in deferred tax valuation allowance.........         --      19,500       737,900
    Antone S corporation earnings......................   (176,400)   (120,300)      (45,700)
    Other..............................................      1,400       6,300        22,800
                                                         ---------   ---------     ---------
                                                         $  40,000   $  10,500    $ (100,000)
                                                         =========   =========     =========

     Deferred income taxes reflect the net tax effects of temporary differences between the bases of assets and liabilities for financial reporting purposes and the bases used for income tax return purposes. Significant components of the Company's deferred tax liabilities and assets are as follows:

                                                                   NOVEMBER 30,   DECEMBER 31,
                                                                       1994           1995
                                                                   ------------   ------------
    Deferred tax liabilities:
      Tax over book depreciation.................................   $  (28,800)    $  (54,300)
                                                                     ---------      ---------
    Deferred tax assets:
      Deferred license income....................................           --        251,000
      Accrued liabilities of affiliate...........................           --        225,100
      Deferred compensation......................................                     151,300
                                                                           ---
      Net operating loss carryforwards...........................           --        112,200
      Sales return allowance.....................................       47,600         71,400
      Inventory valuation allowance..............................       34,000         34,000
      Warranty reserves..........................................       34,000         34,000
      Accrued vacation...........................................       16,000         16,000
                                                                     ---------      ---------
    Total deferred tax assets....................................      131,600        895,000
                                                                     ---------      ---------
    Net deferred taxes...........................................   $  102,800     $  840,700
                                                                     =========      =========
    Valuation allowance..........................................   $ (102,800)    $ (840,700)
                                                                     =========      =========

     At December 31, 1995, the Company had net operating loss carryforwards of approximately $300,000. These carryforwards expire in 2010.

     The Company made income tax payments totaling $44,120 and $65,122 during the years ended November 30, 1993 and 1994, respectively. No income tax payments were made during the year ended December 31, 1995 and the six months ended June 30, 1996.

7.  COMMITMENTS AND CONTINGENCIES

     Since 1994, the Company has been leasing its primary operating and office premises under a noncancelable operating lease, expiring in March 2000. Terms of this lease include 4% annual rental payment increases. The owner of these premises is a current shareholder and the former majority owner of Gargoyles. Rent expense under this lease totaled $210,000 and $214,725 for the years ended November 30, 1994 and December 31, 1995, respectively.

                                GARGOYLES, INC.

     Late in 1995, the Company leased additional office space under a noncancelable operating lease, expiring in October 1997. Terms of this lease include monthly rental payments of $3,066.

     Minimum future lease payments under noncancelable operating leases as of December 31, 1995 are as follows:

                                   YEAR ENDING
                                  DECEMBER 31,
                -------------------------------------------------
                  1996...........................................  $  259,585
                  1997...........................................     262,362
                  1998...........................................     240,972
                  1999...........................................     250,611
                  2000...........................................      63,261
                                                                   -----------
                                                                   $1,076,791
                                                                   ===========

     The Company enters into endorsement contracts from time to time with certain athletes and others to promote the Company's products. Minimum annual payments under these agreements are as follows:

                                   YEAR ENDING
                                   DECEMBER 31,
                --------------------------------------------------
                  1996............................................  $178,500
                  1997............................................   138,500
                  1998............................................   113,500
                                                                      ------
                                                                    $430,500
                                                                      ======

     The Company is currently involved in litigation incidental to the Company's business. In the opinion of management, the ultimate resolution of such litigation will not have a significant effect on the accompanying financial statements.

8.  EMPLOYEE BENEFIT PLAN

     In March 1995, the Company introduced a 401(k) savings plan for all full-time employees age 21 or older with one year of service. The maximum employee contribution is 15% of the participant's compensation. The Company matches 50% of each dollar contributed by a participant, with a maximum matching contribution of 3% of a participant's earnings. The Company's contributions to the plan vest over six years and totaled $37,949 and $34,159 for the year ended December 31, 1995 and the six months ended June 30, 1996, respectively.

9.  SHAREHOLDERS' EQUITY

     The Company has 10,000,000 authorized shares of preferred stock.


     In March 1995, the Company established the 1995 Stock Option Plan that provided for the granting of incentive and nonqualified options to purchase up to 286,844 shares of common stock. In December 1995, the Company amended the plan to provide for the granting of options to purchase up to 530,955 shares of common stock. Generally, options granted vest over a four-year period. Certain options require acceleration of vesting if specific operational goals are achieved. Options under this plan have been granted at estimated fair value on the date of grant and expire after ten years. The plan expires in 2005.

                                GARGOYLES, INC.

     Stock option activity and option price information for the year ended December 31, 1995 are as follows:


                                                                NUMBER OF     OPTION PRICE
                                                                 SHARES        PER SHARE
                                                                ---------     ------------
    Granted...................................................   480,055      $3.48-$5.50
    Canceled..................................................   (28,677)     $      3.48
                                                                  ------
    Balance, December 31, 1995 and June 30, 1996..............   451,378      $3.48-$5.50
                                                                  ======



     In January 1996, an outside member of the Company's Board of Directors purchased a warrant for $56,000. The warrant provides for the issuance of 38,150 shares of common stock at a price of $4.58 per share. The warrant can be exercised any time prior to December 2005.



     At December 31, 1995, 31,784 options were exercisable and 79,577 shares were available for future grant. At June 30, 1996, 92,623 options were exercisable and 79,577 shares were available for future grant.



     Prior to the recapitalization of the Company, the President held an option to purchase up to 10% of the outstanding shares of Gargoyles stock from the former majority shareholder. In connection with the recapitalization, the new shareholders of the Company assumed the option and amended certain provisions of the option agreement. As a result of the amendments, the Company recorded deferred compensation of $400,000, equal to the difference between the estimated fair market value of the stock at the date of the recapitalization, and the option price of $0.91 per share. The amount is being amortized over the option vesting period.



     Also in connection with the recapitalization, the new shareholders granted the President an additional nonqualified option to purchase 136,250 shares of common stock owned by the new shareholders at an exercise price of $4.58 per share. In June 1996, in contemplation of the Company's initial public offering, the options were further amended to accelerate the vesting and to extend the expiration date to June 28, 2006. As a result, the remaining balance of $150,000 from the initial $400,000 deferred compensation was expensed and Gargoyles recognized an additional nonrecurring, noncash stock compensation charge in the second quarter of 1996 of $3.4 million. Total stock compensation expense related to these agreements of $3.5 million is reflected as a component of operating expenses in the six months ended June 30, 1996.


10.  RECEIVABLE FROM AFFILIATE

     The Company has advanced funds to Conquest Sports, Inc. ("Conquest," formerly Pro-Tec, Inc.), an affiliate with similar shareholders as the Company. In addition, the Company has guaranteed certain liabilities of Conquest. Conquest has incurred losses in its last two fiscal years and Company management has concluded that it is likely Conquest will be unable to meet its unsecured obligations. Accordingly, in the fourth quarter of 1995, the Company recorded a provision related to Conquest in the amount of $1,597,051.

11.  DISCONTINUED DISTRIBUTION AGREEMENT

     During late 1994, Gargoyles entered into a nonexclusive agreement (the "Agreement") to distribute a line of sunglasses produced by another manufacturer. These sunglasses were produced with the name of a major manufacturer of athletic shoes and apparel under a license agreement. Gargoyles had no significant sales under the Agreement prior to 1995. During the fourth quarter of 1995, both parties agreed to terminate the Agreement. The accompanying consolidated statement of operations for the year ended December 31, 1995 includes net sales of $758,066, cost of sales of $490,011 and sales and marketing expenses of $579,972 related to the Agreement.

                                GARGOYLES, INC.

12.  ACQUISITION OF HOBIE

     On February 13, 1996, Gargoyles purchased all of the issued and outstanding stock of H.S.I. ("Hobie"). Hobie was the manufacturer of Hobie Polarized Sunglasses under an exclusive license agreement for use of the name Hobie on sunglasses.


     The acquisition has been accounted for using the purchase method of accounting. Accordingly, the allocation of the purchase price of $3,974,900, of which $3,380,014 was paid in cash, has been based on the fair value of the assets acquired and liabilities assumed. Included in the purchase price are consulting service fees of up to an aggregate of $300,000 to two of Hobie's former shareholders. As consideration for certain noncompetition covenants, the Company agreed to pay an aggregate of $200,000 in 12 monthly installments and issue an aggregate of 14,540 shares of its common stock to two of Hobie's former shareholders. Costs in excess of the fair market value of assets and liabilities acquired are reflected as intangibles, the most significant component of which is the Hobie license agreement, that is being amortized over the remaining 27-year license period of the Hobie brand name.


     Pro forma information, assuming the acquisition had occurred at the beginning of the periods presented, is as follows:

                                                                               SIX MONTHS
                                                               YEAR ENDED         ENDED
                                                              DECEMBER 31,      JUNE 30,
                                                                  1995            1996
                                                              ------------     -----------
    Sales...................................................  $21,940,000      $17,938,000
    Gross profit............................................   12,931,000       10,385,000
    Net loss................................................   (3,021,000)      (2,778,000)

13.  SUBSEQUENT EVENTS

  Investment in the kindling company

     In May 1996, the Company formed Kindling, a majority-owned subsidiary, to design, develop, manufacture and distribute sunglasses and, with The Timberland Company's consent, ophthalmic frames under the Timberland brand name. The Company contributed $1,200,000 for its 70% interest in Kindling. Of that amount, $100,000 was paid in cash and $1,100,000 by means of a non-interest-bearing promissory note that is due in installments through January 1997. Between January 3, 1997 and January 1, 2000, the Company may also be required to contribute an additional $300,000 to Kindling's capital if Kindling deems such additional amount necessary and makes a demand.

  Stock Dividend


     On August 29, 1996, the Company's Board of Directors approved a stock dividend in the amount of 4.45 shares for every one share of common stock outstanding, thereby giving effect to a 5.45-to-1 stock split payable on August 29, 1996. On August 28, 1996, the Company filed its Restated Articles of Incorporation to increase the number of authorized shares to 40,000,000 shares of common stock and 10,000,000 shares of preferred stock. The accompanying financial statements have been restated to give effect to the stock dividend.

               REPORT OF ERNST & YOUNG LLP, INDEPENDENT AUDITORS

The Board of Directors and Shareholders
Gargoyles, Inc.

     We have audited the accompanying balance sheets of H.S.I. d/b/a Hobie Sunglasses as of December 31, 1994 and 1995, and the related statements of operations and retained earnings and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

     We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

     In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of H.S.I. d/b/a Hobie Sunglasses at December 31, 1994 and 1995, and the results of its operations and its cash flows for the years then ended, in conformity with generally accepted accounting principles.

                                          ERNST & YOUNG LLP

Seattle, Washington
June 14, 1996

                                     H.S.I.
                             D/B/A HOBIE SUNGLASSES

                                 BALANCE SHEETS

                                                               DECEMBER 31,             FEBRUARY
                                                         -------------------------        13,
                                                            1994           1995           1996
                                                         ----------     ----------     ----------
                                                                                       (UNAUDITED)
ASSETS
Current assets:
  Cash and cash equivalents............................  $   83,229     $   30,972     $      556
  Trade receivables, less allowances for doubtful
     accounts
     of $50,000........................................     352,056        346,445        356,217
  Inventories..........................................     771,252      1,199,632      1,249,466
  Other current assets and prepaid expenses............       1,310         10,879         38,636
                                                            -------        -------        -------
Total current assets...................................   1,207,847      1,587,928      1,644,875
Property and equipment, net............................      77,471         86,983         94,879
Other assets...........................................      14,250         28,250         18,200
                                                            -------        -------        -------
Total assets...........................................  $1,299,568     $1,703,161     $1,757,954
                                                            =======        =======        =======
LIABILITIES AND SHAREHOLDERS' EQUITY
Current liabilities:
  Note payable to bank.................................  $  424,317     $  630,000     $  580,000
  Note payable to shareholder..........................     285,000        470,000        540,000
  Convertible note payable to shareholder..............     200,000        200,000        200,000
  Accounts payable.....................................      30,027         49,191        126,393
  Accrued expenses.....................................      34,687         23,615         27,829
                                                            -------        -------        -------
Total current liabilities..............................     974,031      1,372,806      1,474,222
                                                            -------        -------        -------
Shareholders' equity:
  Common stock, no par value
     Authorized shares -- 10,000,000
     Issued and outstanding shares -- 365,000..........     322,330        322,330        322,330
  Retained earnings (deficit)..........................       3,207          8,025        (38,598)
                                                            -------        -------        -------
Total shareholders' equity.............................     325,537        330,355        283,732
                                                            -------        -------        -------
Total liabilities and shareholders' equity.............  $1,299,568     $1,703,161     $1,757,954
                                                            =======        =======        =======

                            See accompanying notes.

                                     H.S.I.
                             D/B/A HOBIE SUNGLASSES

                 STATEMENTS OF OPERATIONS AND RETAINED EARNINGS

                                                          YEAR ENDED DECEMBER 31,      PERIOD FROM
                                                         -------------------------     JANUARY 1 TO
                                                            1994           1995        FEBRUARY 13,
                                                         ----------     ----------         1996
                                                                                       ------------
                                                                                       (UNAUDITED)
Net sales..............................................  $3,690,701     $4,043,617       $310,953
Cost of sales..........................................   1,906,805      1,992,181        166,904
                                                         ----------     ----------       --------
Gross profit...........................................   1,783,896      2,051,436        144,049
                                                         ----------     ----------       --------
Operating expenses:
  Sales and marketing..................................     984,217      1,175,825         77,486
  General and administrative...........................     672,745        679,036        121,816
  Shipping and warehousing.............................      43,068         35,066          3,500
                                                         ----------     ----------       --------
Total operating expenses...............................   1,700,030      1,889,927        202,802
                                                         ----------     ----------       --------
Income (loss) from operations..........................      83,866        161,509        (58,753)
                                                         ----------     ----------       --------
Other income (expense):
  Interest expense, net................................     (85,630)      (131,090)       (12,517)
  Other................................................      13,385        (14,902)           629
                                                         ----------     ----------       --------
Total other income (expense)...........................     (72,245)      (145,992)       (11,888)
                                                         ----------     ----------       --------
Income (loss) before income taxes......................      11,621         15,517        (70,641)
Income tax provision (benefit).........................       4,087         10,699        (24,018)
                                                         ----------     ----------       --------
Net income (loss)......................................       7,534          4,818        (46,623)
Retained earnings (deficit), beginning of period.......      (4,327)         3,207          8,025
                                                         ----------     ----------       --------
Retained earnings (deficit), end of period.............  $    3,207     $    8,025       $(38,598)
                                                         ==========     ==========       ========

                            See accompanying notes.

                                     H.S.I.
                             D/B/A HOBIE SUNGLASSES

                            STATEMENTS OF CASH FLOWS

                                                            YEAR ENDED DECEMBER 31,   PERIOD FROM
                                                            -----------------------   JANUARY 1 TO
                                                              1994          1995      FEBRUARY 13,
                                                            ---------     ---------       1996
                                                                                      ------------
                                                                                      (UNAUDITED)
OPERATING ACTIVITIES
Net income (loss).........................................  $   7,534     $   4,818    $  (46,623)
Adjustments to reconcile net income (loss) to net cash
  used in operating activities:
  Depreciation and amortization...........................     20,796        24,566         3,247
  Changes in assets and liabilities:
     Accounts receivable..................................    (89,475)        5,611        (9,772)
     Inventories..........................................   (269,904)     (428,380)      (49,834)
     Other current assets and other assets................     20,965       (24,569)      (17,707)
     Accounts payable.....................................     (7,383)       19,164        77,202
     Accrued expenses.....................................     20,049       (11,072)        4,214
                                                               ------        ------        ------
Net cash used in operating activities.....................   (297,418)     (409,862)      (39,273)
                                                               ------        ------        ------
INVESTING ACTIVITY -- acquisition of property and
  equipment...............................................    (39,550)      (33,078)      (11,143)
                                                               ------        ------        ------
FINANCING ACTIVITIES
Net proceeds (repayments) under bank note payable.........    303,291       205,683       (50,000)
Proceeds from issuance of shareholder note................    345,000       385,000       270,000
Payments of shareholder note..............................   (260,000)     (200,000)     (200,000)
                                                               ------        ------        ------
Net cash provided by financing activities.................    388,291       390,683        20,000
                                                               ------        ------        ------
Net increase (decrease) in cash and cash equivalents......     51,323       (52,257)      (30,416)
Cash and cash equivalents, beginning of period............     31,906        83,229        30,972
                                                               ------        ------        ------
Cash and cash equivalents, end of period..................  $  83,229     $  30,972    $      556
                                                               ======        ======        ======

                            See accompanying notes.

                                     H.S.I.
                             D/B/A HOBIE SUNGLASSES

                         NOTES TO FINANCIAL STATEMENTS
            (INFORMATION AS OF FEBRUARY 13, 1996 AND FOR THE PERIOD
               JANUARY 1, 1996 TO FEBRUARY 13, 1996 IS UNAUDITED)

1.  SIGNIFICANT ACCOUNTING POLICIES

  Principal Industry and Sale of Company to Gargoyles

     H.S.I. d/b/a Hobie Sunglasses ("Hobie" or "the Company"), a California corporation formed in March 1989, is primarily involved in the manufacture and wholesale distribution of Hobie eyewear products. The Company's products are primarily sold through independent manufacturers' representatives. The Company subcontracts several of its manufacturing processes. Management believes there are adequate alternative sources for these services should an existing subcontractor be unable to perform.

     On February 13, 1996, the Company was sold to, and became a wholly owned subsidiary of, Gargoyles, Inc., another manufacturer of sunglasses. In connection with the sale, all vested stock options were exercised and all notes payable were paid. Unaudited information as of February 13, 1996 and for the period January 1, 1996 to February 13, 1996 reflects the Company's financial position and results of operations and cash flows up to the date of the sale and includes all adjustments that the Company considers necessary for a fair presentation of the financial position at such date and the operating results and cash flows for that period.

  Interim Financial Information

     The financial information at February 13, 1996 and for the period from January 1 to February 13, 1996 is unaudited, but includes all adjustments (consisting only of normal recurring adjustments) that the Company considers necessary for a fair presentation of the financial position at such date and the operating results and cash flows for such period. The Company's net sales are subject to seasonal variations. Accordingly, operating results for the January 1 to February 13, 1996 period are not necessarily indicative of the results that may be expected for the entire year.

  Cash and Cash Equivalents

     The Company considers all highly liquid investments with original maturities of three months or less when purchased to be cash equivalents.

  Revenue Recognition

     Revenue is recognized when merchandise is shipped to a customer.

  Inventories

     Inventories are stated at the lower of weighted-average cost or market.

  Property and Equipment

     Property and equipment are stated at cost, net of accumulated depreciation and amortization. Significant additions and improvements are capitalized. Maintenance and repairs are expensed as incurred. The Company provides for depreciation and amortization using the straight-line method which recognizes the cost over the estimated useful lives of the respective assets or, as to leasehold improvements, the term of the related lease if less than the estimated useful life.

  Advertising Expense

     The cost of advertising is expensed as incurred. The Company incurred $84,718 and $107,730 in advertising costs during 1994 and 1995, respectively.

                                     H.S.I.
                             D/B/A HOBIE SUNGLASSES

                  NOTES TO FINANCIAL STATEMENTS -- (CONTINUED)

  Income Taxes

     The Company accounts for income taxes under the liability method, whereby deferred taxes are provided for the temporary differences between the financial reporting basis and the tax basis of the Company's assets and liabilities. These deferred tax assets and liabilities are measured under the provisions of currently enacted tax laws.

  License Agreement

     The Company purchased the exclusive right to manufacture and sell sunglasses and related accessories bearing the "Hobie" trademark. The original term of the license expires December 31, 2008; however, the Company has three five-year extension options available. The Company is amortizing the cost of the license agreement on a straight-line basis over the original term. At December 31, 1994 and 1995, the balance was $14,250 and $13,250, respectively, net of accumulated amortization of $5,750 and $6,750, respectively. Amortization expense was $1,000 during 1994 and 1995.

     Royalties under the agreement accrue at 2% of net sales, subject to a minimum annual royalty of $15,000. The Company incurred royalty expense of $66,065 and $75,146 in 1994 and 1995, respectively.

  Concentration of Credit Risk and Financial Instruments

     The Company sells its products to local and national companies throughout the United States. The Company performs ongoing credit evaluations of its customers and generally does not require collateral. The Company maintains an allowance for doubtful accounts at a level which management believes is sufficient to cover potential credit losses.

     The carrying value of financial instruments, which include cash, receivables, payables and debt, approximates market value at December 31, 1995.

  Stock-Based Compensation

     The Company granted stock options for a fixed number of shares to employees with an exercise price equal to the fair value of the shares at the date of grant. The Company accounts for stock option grants in accordance with the intrinsic value method of accounting, and, accordingly, recognizes no compensation expense for the stock option grants.

  Impact of Recently Issued Accounting Standards

     In March 1995, the Financial Accounting Standards Board issued Statement No. 121 regarding accounting for the impairment of long-lived assets. The Company adopted Statement No. 121, and the effect of the adoption had no material impact on the Company's financial condition or results of operations.

  Use of Estimates

     The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

                                     H.S.I.
                             D/B/A HOBIE SUNGLASSES

                  NOTES TO FINANCIAL STATEMENTS -- (CONTINUED)

2.  INVENTORIES

     Inventories consist of the following:

                                                           DECEMBER 31,
                                                      -----------------------    FEBRUARY  13,
                                                        1994          1995           1996
                                                      --------     ----------    -------------
    Raw materials...................................  $610,437     $  717,958      $  776,239
    Finished goods..................................   160,815        481,674         473,227
                                                      --------     ----------      ----------
                                                      $771,252     $1,199,632      $1,249,466
                                                      ========     ==========      ==========

3.  PROPERTY AND EQUIPMENT

     Property and equipment consist of the following:

                                                         DECEMBER 31,
                                                    ----------------------     FEBRUARY 13,
                                                      1994         1995            1996
                                                    --------     ---------     ------------
    Molds and production equipment................  $ 14,913     $  45,163      $   56,306
    Office and computer equipment.................    81,566        84,394          84,394
    Leasehold improvements........................    33,577        33,577          33,577
                                                      ------        ------          ------
                                                     130,056       163,134         174,277
    Less accumulated depreciation and
      amortization................................   (52,585)      (76,151)        (79,398)
                                                      ------        ------          ------
    Furniture and equipment, net..................  $ 77,471     $  86,983      $   94,879
                                                      ======        ======          ======

4.  DEBT

  Note Payable to Bank Under Revolving Line of Credit

     Under line of credit arrangements for short-term debt with a bank, the Company may borrow up to $650,000. These arrangements expire August 31, 1996. At December 31, 1995, the unused portion of the credit line was $20,000. Borrowings under the arrangements bear interest at the bank's reference rate plus 2% (10.5% at December 31, 1995), payable monthly. Amounts borrowed under the arrangements are secured by substantially all accounts receivable, inventories, and equipment. The arrangements are guaranteed by the majority shareholder.

     The credit arrangements require, among other things, that the Company maintain a minimum tangible net worth and working capital. At December 31, 1995, the Company was not in compliance with certain of the covenants. The related balances were fully paid in February 1996 after the acquisition by Gargoyles.

  Note Payable to Shareholder

     The note payable to shareholder represents working capital advances from the majority shareholder and from affiliates of this shareholder. These advances mature on December 31, 1996. Borrowings under the advances bear interest of 11.5%, payable monthly.

  Convertible Note Payable to Shareholder

     Shareholders and an affiliate of the majority shareholder hold subordinated convertible notes payable. These notes may be converted into common stock, at the option of the holder, through maturity at December 1, 1996. The notes convert at the rate of one common share for each $1.25 in principal and accrued interest

                                     H.S.I.
                             D/B/A HOBIE SUNGLASSES

                  NOTES TO FINANCIAL STATEMENTS -- (CONTINUED)

outstanding. Borrowings bear interest at 8%, payable quarterly. At December 31, 1995, 160,000 shares of common stock were restricted for these notes.

     The Company made interest payments totaling $78,003 and $122,130 during the years ended December 31, 1994 and 1995, respectively.

5.  INCOME TAXES

     The income tax provision consists of the following:

                                                                            YEAR ENDED
                                                                           DECEMBER 31,
                                                                        ------------------
                                                                         1994       1995
                                                                        ------     -------
    Current:
      Federal.........................................................  $2,740     $ 5,160
      State...........................................................     800       2,940
                                                                          ----       -----
                                                                         3,540       8,100
    Deferred:
      Federal.........................................................   1,287       1,135
      State...........................................................    (740)      1,464
                                                                          ----       -----
                                                                           547       2,599
                                                                          ----       -----
    Income tax provision..............................................  $4,087     $10,699
                                                                          ====       =====

     A reconciliation of the federal statutory tax rate to the actual provision is as follows:

                                                                         1994       1995
                                                                        ------     -------
    Income tax provision at federal statutory rate (34%)..............  $3,951     $ 5,276
    State income tax..................................................      60       4,404
    Other, net........................................................      76       1,019
                                                                        ------     -------
    Total provision...................................................  $4,087     $10,699
                                                                        ======     =======

     The Company made income tax payments totaling $800 and $0 during the years ended December 31, 1994 and 1995, respectively.

6.  SHAREHOLDERS' EQUITY

     The Company has stock option agreements with certain key employees and consultants. Stock option activity and price information for these agreements are as follows:

                                                                NUMBER OF     OPTION PRICE
                                                                 SHARES        PER SHARE
                                                                ---------     ------------
    Balance, January 1, 1994..................................    70,000      $1.00-$1.25
      Granted.................................................    35,000            $1.50
                                                                  ------
    Balance, December 31, 1994 and 1995.......................   105,000      $1.00-$1.50
                                                                  ======

     At December 31, 1995, 85,000 options were exercisable under these agreements.

                                     H.S.I.
                             D/B/A HOBIE SUNGLASSES

                  NOTES TO FINANCIAL STATEMENTS -- (CONTINUED)

7.  COMMITMENTS AND CONTINGENCIES

     The Company leases its primary operating and office premises under a noncancelable operating lease expiring March 1996. Terms of this agreement include fixed annual rental payment increases. Rent expense under this lease totaled $30,000 and $52,300 for the years ended December 31, 1994 and 1995, respectively.

     Minimum future lease payments due under noncancelable operating leases are $11,100 for the year ending December 31, 1996.

                      [This page intentionally left blank]

     [Product depictions with headings labeled "Technology," "Variety" and "Function." The following language is included under the "Technology" caption:
"What is the toric curve? The Company's dual lens toric curve design is achieved through the use of complex lens geometry that incorporates different horizontal and vertical curvatures, as well as variable, material thicknesses throughout each lens surface. Each lens is designed to match the contours of the face without sacrificing overall optical clarity or introducing distortion. The Company believes its patented technology provides the most advanced lens design available in wrap sunglasses."]

- ------------------------------------------------------
- ------------------------------------------------------

     NO DEALER, SALESPERSON OR ANY OTHER PERSON HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATIONS OTHER THAN THOSE CONTAINED IN THIS PROSPECTUS IN CONNECTION WITH THE OFFER CONTAINED HEREIN, AND, IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATIONS MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY THE COMPANY, ANY OF THE SELLING SHAREHOLDERS OR ANY OF THE UNDERWRITERS. THIS PROSPECTUS DOES NOT CONSTITUTE AN OFFER OF ANY SECURITIES OTHER THAN THOSE TO WHICH IT RELATES OR AN OFFER TO SELL, OR A SOLICITATION OF AN OFFER TO BUY, THOSE TO WHICH IT RELATES IN ANY STATE TO ANY PERSON TO WHOM IT IS NOT LAWFUL TO MAKE SUCH OFFER IN SUCH STATE. THE DELIVERY OF THIS PROSPECTUS AT ANY TIME DOES NOT IMPLY THAT THE INFORMATION HEREIN IS CORRECT AS OF ANY TIME SUBSEQUENT TO ITS DATE.

                               ------------------

                               TABLE OF CONTENTS


                                        PAGE
                                        ----
Prospectus Summary....................     3
Risk Factors..........................     7
The Company...........................    12
Use of Proceeds.......................    12
Dividend Policy.......................    12
Capitalization........................    13
Dilution..............................    14
Selected Financial Data...............    15
Pro Forma Financial Information.......    17
Management's Discussion and Analysis
  of Financial Condition and Results
  of Operations.......................    19
Business..............................    29
Management............................    42
Certain Transactions..................    49
Principal and Selling Shareholders....    53
Description of Capital Stock..........    55
Shares Eligible for Future Sale.......    57
Underwriting..........................    58
Legal Matters.........................    59
Experts...............................    59
Additional Information................    59
Index to Financial Statements.........   F-1


                               ------------------

     UNTIL             , 1996 (25 DAYS AFTER THE DATE OF THE OFFERING), ALL
DEALERS EFFECTING TRANSACTIONS IN THE COMMON STOCK, WHETHER OR NOT PARTICIPATING IN THIS DISTRIBUTION, MAY BE REQUIRED TO DELIVER A PROSPECTUS. THIS IS IN ADDITION TO THE OBLIGATION OF DEALERS TO DELIVER A PROSPECTUS WHEN ACTING AS UNDERWRITERS AND WITH RESPECT TO THEIR UNSOLD ALLOTMENTS OR SUBSCRIPTIONS.

- ------------------------------------------------------
- ------------------------------------------------------

- ------------------------------------------------------
- ------------------------------------------------------

                                2,857,145 SHARES

                                      LOGO

                                  COMMON STOCK
                                  ------------
                                   PROSPECTUS
                                             , 1996
                                  ------------
                               SMITH BARNEY INC.
                         ROBERTSON, STEPHENS & COMPANY
- ------------------------------------------------------
- ------------------------------------------------------

                                    PART II

                     INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 13.  OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION

     The following table sets forth the costs and expenses, other than underwriting discounts and commissions, payable by the registrant and the selling shareholders in connection with the sale of the Common Stock being registered hereby. All amounts shown are estimates, except the Securities and Exchange Commission registration fee, the NASD filing fee and the Nasdaq National Market listing fee.


    Securities and Exchange Commission registration fee......................  $   16,996
    NASD filing fee..........................................................       5,429
    Nasdaq National Market listing fee.......................................      35,626
    Blue Sky fees and expenses...............................................      10,000
    Printing and engraving expenses..........................................     100,000
    Legal fees and expenses..................................................     350,000
    Accounting fees and expenses.............................................     300,000
    Directors and officers insurance.........................................     170,000
    Transfer Agent and Registrar fees........................................      10,000
    Miscellaneous expenses...................................................     101,949
                                                                               ----------
              Total..........................................................  $1,100,000
                                                                                =========


ITEM 14.  INDEMNIFICATION OF DIRECTORS AND OFFICERS

     Sections 23B.08.500 through 23B.08.600 of the Washington Business Corporation Act authorize a court to award, or a corporation's board of directors to grant, indemnification to directors and officers on terms sufficiently broad to permit indemnification under certain circumstances for liabilities arising under the Securities Act of 1933, as amended (the "Securities Act"). Section 10 of the registrant's Bylaws (Exhibit 3.2 hereto) provides for indemnification of the registrant's directors, officers, employees and agents to the maximum extent permitted by Washington law. Certain of the directors of the registrant, who are affiliated with principal shareholders of the registrant, also may be indemnified by such shareholders against liability they may incur in their capacities as directors of the registrant, including pursuant to a liability insurance policy maintained by the registrant for such purpose.

     Section 23B.08.320 of the Washington Business Corporation Act authorizes a corporation to limit a director's liability to the corporation or its shareholders for monetary damages for acts or omissions as a director, except in certain circumstances involving intentional misconduct, knowing violations of law or illegal corporate loans or distributions, or any transaction from which the director personally receives a benefit in money, property or services to which the director is not legally entitled. Article 8 of the registrant's Amended and Restated Articles of Incorporation (Exhibit 3.1 hereto) contains provisions implementing, to the fullest extent permitted by Washington law, such limitations on a director's liability to the registrant and its shareholders.

     The registrant has entered into an indemnification agreement with each of its directors in which the registrant agrees to hold harmless and indemnify the director to the fullest extent permitted by Washington law. The registrant agrees to indemnify the director against any and all losses, claims, damages, liabilities or expenses incurred in connection with any actual, pending or threatened action, suit, claim or proceeding, whether civil, criminal, administrative or investigative and whether formal or informal, in which the director is, was or becomes involved by reason of the fact that the director is or was a director, officer, employee, trustee or agent of the registrant or any related company, partnership, joint venture, trust or enterprise, including service with respect to an employee benefit plan, whether the basis of such proceeding is alleged action (or inaction) by the director in an official capacity or in any other capacity while serving as a director, officer, employee, trustee or agent, other than an action, suit, claim or proceeding instituted by or at the direction of the officer or director unless such action, suit, claim or proceeding is or was authorized by the registrant's Board of Directors. No indemnity pursuant to the indemnification agreements shall be provided by the registrant on account of any suit in which a final, unappealable judgment is rendered against the officer or director for an accounting of profits made from the purchase or sale by the officer or director of securities of the registrant in violation of the provisions of Section 16(b) of the Securities Exchange Act of 1934, as amended, and amendments thereto, or for damages that have been paid directly to the officer or director by an insurance carrier under a policy of directors' and officers' liability insurance maintained by the registrant.

     The Underwriting Agreement (Exhibit 1.1 hereto) provides for indemnification by the Underwriters of the registrant and its executive officers and directors, and by the registrant of the Underwriters, for certain liabilities, including liabilities arising under the Securities Act, in connection with matters specifically provided in writing by the Underwriters for inclusion in this Registration Statement.

ITEM 15.  RECENT SALES OF UNREGISTERED SECURITIES

     Since August 1, 1993, the registrant has issued and sold the following unregistered securities:


          1. On March 22, 1995, the registrant issued an aggregate of 3,270,003 shares of Common Stock to Trillium Corporation, Gary Waterman, Peter von Reichbauer, Arthur H. Kern Trustee of the Art Kern Revocable Trust u/a dated December 7, 1992, John Rudolf, Douglas B. Hauff, Steven R. Kingma, David Jobe, Tom Johnson, Stan Waldenhaug, Gary Gigot, Robert Manne, Bruce Hosford, Jim Buckley and Allen Shoup, for a consideration of $1.64 per share or an aggregate of $5,387,498.



          2. On January 12, 1996, in exchange for $56,000, the registrant issued a warrant to purchase 38,150 shares of Common Stock exercisable at $4.58 per share to Wally Walker, one of the registrant's directors. The expiration date for the warrant is December 8, 2005.



          3. On February 13, 1996, the registrant issued an aggregate of 14,540 shares of Common Stock to William W. Blackburn and Dennis Bush in consideration for certain confidentiality and noncompetition convenants.


     The registrant believes that each of the above listed sales and issuances of securities were exempt from registration under the Securities Act principally by virtue of Section 4(2) thereof as transactions not involving any public offering.

ITEM 16.  EXHIBITS AND FINANCIAL STATEMENT SCHEDULES

     (a) Exhibits


         1.1       Form of Underwriting Agreement
         3.1*      Restated Articles of Incorporation
         3.2       Amended and Restated Bylaws of the registrant (filed as Exhibit 3.2(b)
                   to the registrant's initial filing)
         5.1       Opinion of Perkins Coie regarding legality of shares
        10.1+      Stock Purchase Agreement, dated as of March 14, 1995, among Gargoyles and certain other parties
        10.2       Indemnity Agreement, dated as of March 22, 1995, by Gargoyles, Inc., in favor of Trillium Corporation
        10.3       Amended and Restated Promissory Note, dated as of March 17, 1995, made by
                   Gargoyles, Inc. to Dennis Burns (the "Founder")
        10.4       Guaranty, dated March 17, 1995, by Conquest Sports, Inc. (formerly
                   Pro-Tec, Inc.) for the benefit of the Founder
        10.5       Guaranty by Gargoyles, Inc. for the benefit of the Founder
        10.6       Nondisclosure, Noncompetition and Indemnity Agreement, dated as of March
                   22, 1995, among Gargoyles, Inc., Conquest Sports, Inc., Antone
                   Manufacturing, Inc. and the Founder

        10.7       Credit Agreement, dated as of March 22, 1995, between U.S. Bank of
                   Washington, National Association and Gargoyles, Inc.
        10.8       Revolving Note, dated March 22, 1995, made by Gargoyles, Inc. to U.S. Bank of Washington, National Association
        10.9       Term Note, dated March 22, 1995, made by Gargoyles, Inc. to U.S. Bank of
                   Washington, National Association
        10.10      Security Agreement, dated March 22, 1995, between U.S. Bank of Washington,
                   National Association and Gargoyles, Inc.
        10.11      Limited Guaranty, dated March 22, 1995, by Trillium Corporation for the benefit of U.S. Bank of Washington, National Association
        10.12      Third Party Pledge Agreement, dated March 22, 1995, by Trillium
                   Corporation for the benefit of U.S. Bank of Washington, National
                   Association
        10.13      First Amendment to Credit Agreement, dated as of August 17, 1995, between
                   U.S. Bank of Washington, National Association and Gargoyles, Inc.
        10.14      Renewal Revolving Note, dated August 17, 1995, made by Gargoyles, Inc. to
                   U.S. Bank of Washington, National Association
        10.15      Second Amendment to Credit Agreement, dated as of December 15, 1995, between U.S. Bank of Washington, National Association and Gargoyles, Inc.
        10.16      Renewal Revolving Note, dated December 15, 1995, made by Gargoyles, Inc.
                   to U.S. Bank of Washington, National Association
        10.17      Third Amendment to Credit Agreement, dated as of February 13, 1996, between U.S. Bank of Washington, National Association and Gargoyles, Inc.
        10.18      Renewal Revolving Note, dated February 13, 1996, made by Gargoyles, Inc.
                   to U.S. Bank of Washington, National Association
        10.19      Acquisition Note, dated February 13, 1996, made by Gargoyles, Inc. to U.S.
                   Bank of Washington, National Association
        10.20      Amended and Restated Limited Guaranty, dated as of February 13, 1996, by
                   Trillium Corporation for the benefit of U.S. Bank of Washington, National
                   Association
        10.21      Pledge Agreement, dated as of February 13, 1996, by Gargoyles, Inc. for the benefit of U.S. Bank of Washington, National Association
        10.22      Third Party Pledge Agreement, dated as of February 13, 1996, by Trillium
                   Investors II, L.L.C. for the benefit of U.S. Bank of Washington, National
                   Association
        10.23      Indemnity Agreement, dated as of February 13, 1996, by Gargoyles, Inc. and
                   Trillium Corporation
        10.24      Stock Purchase Agreement, dated as of January 25, 1996, among Gargoyles,
                   Inc., H.S.C., Inc., Douglas B. Hauff, H.S.I., a California corporation, dba Hobie Sunglasses and the Sellers listed therein
        10.25      Industrial Real Estate Lease (Multi-Tenant Facility), dated October 12,
                   1995, between Gargoyles, Inc. and Cascade Investors
        10.26      Industrial Real Estate Lease (Single Tenant Facility), dated December 16,
                   1993, between Gargoyles, Inc. and DB&D Partnership
        10.27      Lease Amendment, dated as of March 17, 1995, between Gargoyles, Inc. and
                   DB&D Partnership
        10.28      Agreement, dated April 5, 1996, between Gargoyles, Inc. and Master Sports
                   Equipment GmbH
        10.29      Shareholders Agreement, dated as of March 22, 1995, among Gargoyles, Inc.,
                   Trillium Corporation, the Founder, Douglas Hauff and the other
                   Shareholders listed therein
        10.30      Amendment to Shareholders Agreement, dated as of December 8, 1995, among
                   Gargoyles, Inc. and the Shareholders listed therein
        10.31      Amendment to Shareholders Agreement, dated as of December 8, 1995, among
                   Gargoyles, Inc. and the Shareholders listed therein
        10.32      Gargoyles, Inc. Common Stock Purchase Warrant, dated January 1996, between
                   Gargoyles, Inc. and Wally Walker
        10.33      Amended and Restated Option Agreement, dated as of March 17, 1995, among
                   Gargoyles, Inc., the Founder and Douglas B. Hauff

        10.34      Assignment and Assumption of Amended and Restated Option Agreement, dated as of March 22, 1995, between the Founder and the Investors listed therein
        10.35      Option Agreement, dated as of March 22, 1995, between Douglas Hauff and the Investors listed therein
        10.36+*    License Agreement between Gargoyles, Inc. and Dale Earnhardt
        10.37+     License Agreement, dated as of October 1995, as amended as of October 18,
                   1995, between Gargoyles, Inc. and Ken Griffey, Jr.
        10.38      Employment Agreement, dated as of March 22, 1995, between Gargoyles, Inc.
                   and Douglas B. Hauff
        10.39      Employment Agreement, dated as of March 22, 1995, between Gargoyles, Inc.
                   and Steven R. Kingma
        10.40      Employment Agreement, dated as of November 1, 1995, between Gargoyles,
                   Inc. and G. Travis Worth
        10.41      Employment Agreement, dated as of March 22, 1995, between Gargoyles, Inc.
                   and David W. Jobe
        10.42      Form of Indemnity Agreement between Gargoyles, Inc. and each of its directors
        10.43      1995 Stock Incentive Compensation Plan
        10.44      Form of Equipment Note made by Gargoyles, Inc. to U.S. Bank of Washington,
                   National Association
        10.45      Guaranty, dated as of March 7, 1995, by Gargoyles, Inc. to and for the benefit of Trillium Corporation
        10.46      Retail License Agreement, dated August 7, 1995, between Warner Bros.
                   Division of Time Warner Entertainment Company L.P. and Gargoyles, Inc., as
                   amended
        10.47      Amended and Restated Agreement Regarding Claim Rights, dated July 3, 1996, by and between the Founder, Gargoyles, Inc. and Conquest Sports, Inc.
        10.48+     Ratification of Settlement Agreement and General Release, dated August 27,
                   1996
        10.49+     Trademark License Agreement dated as of April 12, 1995
        10.50      Agreement for Purchase of Common Stock, dated as of May 17, 1996, among
                   Gargoyles, Inc., The Timberland Company, Douglas W. Lauer and the kindling company (formerly The D.W. Lauer Company)
        10.51      Promissory Note, dated May 17, 1996, made by Gargoyles, Inc. to the kindling company
        10.52      Contingent Demand Note, dated May 17, 1996, made by Gargoyles, Inc. to the kindling company
        10.53      Employment Agreement, effective as of May 17, 1996, between Douglas W.
                   Lauer and the kindling company
        10.54      Investor Rights Agreement, dated as of May 17, 1996, among The D.W. Lauer
                   Company, Douglas W. Lauer, Gargoyles, Inc. and The Timberland Company
        10.55+     License Agreement, dated as of May 17, 1996, among The Timberland Company,
                   Gargoyles, Inc. and the kindling company
        10.56      Incentive Pool Agreement, effective as of May 17, 1996, between Gargoyles,
                   Inc. and Douglas W. Lauer
        10.57      License Agreement, effective January 1, 1989, between Hobie Designs, Inc.
                   and H.S.I.
        10.58+     License Agreement, dated as of June 1996, between Scottie Pippen and
                   Gargoyles, Inc.
        10.59+     License Agreement, dated as of May 31, 1996, among Ixela, Inc., Alexi
                   Lalas and Gargoyles, Inc.
        10.60      Fourth Amendment to Credit Agreement, dated as of March 15, 1996, between
                   U.S. Bank of Washington, National Association and Gargoyles, Inc.
        10.61      Form of Promissory Note made by Gargoyles, Inc. to Trillium Corporation
        10.62      Fifth Amendment to Credit Agreement, dated as of June 25, 1996, between
                   U.S. Bank of Washington, National Association and Gargoyles, Inc.
        10.63      Renewal Revolving Note, dated June 25, 1996, made by Gargoyles, Inc. to
                   U.S. Bank of Washington, National Association
        10.64      Renewal Acquisition Note, dated June 25, 1996, made by Gargoyles, Inc. to
                   U.S. Bank of Washington, National Association

        10.65*     Consent on behalf of Alexi Lalas
        10.66*     Consent of Mike Jacoby
        10.67*     Consent on behalf of Ken Griffey, Jr.
        10.68*     Consent on behalf of Scottie Pippen
        10.69*     Consent on behalf of Dale Earnhardt
        10.70*     Consent on behalf of Michele Taggart
        10.71*     Consent of Tommy Moe
        11.1*      Computation of pro forma net income (loss) per share
        16.1       Letter regarding change in accountants
        21.1       Subsidiaries of the registrant
        23.1*      Consent of Ernst & Young LLP, Independent Accountants (contained on page
                   II-7)
        23.2       Consent of Perkins Coie (contained in the opinion filed as Exhibit 5.1 hereto)
        24.1       Power of Attorney
        24.2       Power of Attorney for William D. Ruckelshaus
        27.1       Financial Data Schedule


- ---------------
+  Confidential Treatment Requested.


*  Filed herewith.


     (b) Financial Statement Schedules

     All schedules are omitted because they are inapplicable or the requested information is shown in the consolidated financial statements of the registrant or related notes thereto.

ITEM 17.  UNDERTAKINGS

     Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the registrant pursuant to the provisions described in Item 14, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question of whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

     The undersigned registrant hereby undertakes to provide to the Underwriters at the closing specified in the Underwriting Agreement, certificates in such denominations and registered in such names as required by the Underwriters to permit prompt delivery to each purchaser.

     The undersigned registrant hereby undertakes that:

     (1) For purposes of determining any liability under the Securities Act, the information omitted from the form of prospectus filed as part of this Registration Statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this Registration Statement as of the time it was declared effective.

     (2) For the purpose of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

                                   SIGNATURES


     Pursuant to the requirements of the Securities Act of 1933, as amended, the registrant has duly caused this Amendment to the Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Seattle, State of Washington, on the 4th day of September, 1996.


                                          GARGOYLES, INC.

                                          By: DOUGLAS B. HAUFF

                                            ------------------------------------
                                            Douglas B. Hauff, President
                                            and Chief Executive Officer


     Pursuant to the requirements of the Securities Act of 1933, as amended, this Amendment to the Registration Statement has been signed by the following persons in the capacities indicated below on the 4th day of September, 1996.



                  SIGNATURE                                        TITLE
- ---------------------------------------------  ----------------------------------------------
              DOUGLAS B. HAUFF                 President, Chief Executive Officer and
- ---------------------------------------------  Director (Principal Executive Officer)
              Douglas B. Hauff

              STEVEN R. KINGMA                 Vice President, Chief Financial Officer,
- ---------------------------------------------  Secretary and Treasurer (Principal Financial
              Steven R. Kingma                 and Accounting Officer)


              *ERIK J. ANDERSON                Chairman of the Board
- ---------------------------------------------
               Erik J. Anderson

              *TIMOTHY C. POTTS                Director
- ---------------------------------------------
               Timothy C. Potts

           *WILLIAM D. RUCKELSHAUS             Director
- ---------------------------------------------
            William D. Ruckelshaus

              *PAUL S. SHIPMAN                 Director
- ---------------------------------------------
               Paul S. Shipman

              *WALTER F. WALKER                Director
- ---------------------------------------------
               Walter F. Walker

      *By      DOUGLAS B. HAUFF
- ---------------------------------------------
              Douglas B. Hauff
              Attorney-in-Fact

                                                                    EXHIBIT 23.1

               CONSENT OF ERNST & YOUNG LLP, INDEPENDENT AUDITORS


     We consent to the references to our firm under the captions "Selected Financial Data" and "Experts" and to the use of our report dated June 14, 1996, except for the second paragraph of Note 13, as to which the date is August 29, 1996 with respect to Gargoyles, Inc. and to the use of our report dated June 14, 1996 with respect to H.S.I. d/b/a Hobie Sunglasses in the Registration Statement (Form S-1) and related Prospectus of Gargoyles, Inc. for the registration of 3,285,716 shares of its Common Stock.


                                          ERNST & YOUNG LLP

Seattle, Washington

September 4, 1996

                                 EXHIBIT INDEX


                                                                                     SEQUENTIALLY
                                                                                       NUMBERED
EXHIBITS                                 DESCRIPTION                                     PAGE
- --------   ------------------------------------------------------------------------  ------------
 1.1       Form of Underwriting Agreement..........................................
 3.1*      Restated Articles of Incorporation..........................
 3.2       Amended and Restated Bylaws of the registrant (filed as Exhibit 3.2(b)
           to the registrant's initial filing).....................................
 5.1       Opinion of Perkins Coie regarding legality of shares....................
10.1+      Stock Purchase Agreement, dated as of March 14, 1995, among Gargoyles and certain other parties...............................................
10.2       Indemnity Agreement, dated as of March 22, 1995, by Gargoyles, Inc., in favor of Trillium Corporation...........................................
10.3       Amended and Restated Promissory Note, dated as of March 17, 1995, made by Gargoyles, Inc. to Dennis Burns (the "Founder")......................
10.4       Guaranty, dated March 17, 1995, by Conquest Sports, Inc. (formerly
           Pro-Tec, Inc.) for the benefit of the Founder...........................
10.5       Guaranty by Gargoyles, Inc. for the benefit of the Founder..............
10.6       Nondisclosure, Noncompetition and Indemnity Agreement, dated as of March
           22, 1995, among Gargoyles, Inc., Conquest Sports, Inc., Antone
           Manufacturing, Inc. and the Founder.....................................
10.7       Credit Agreement, dated as of March 22, 1995, between U.S. Bank of
           Washington, National Association and Gargoyles, Inc. ...................
10.8       Revolving Note, dated March 22, 1995, made by Gargoyles, Inc. to U.S.
           Bank of Washington, National Association................................
10.9       Term Note, dated March 22, 1995, made by Gargoyles, Inc. to U.S. Bank of
           Washington, National Association........................................
10.10      Security Agreement, dated March 22, 1995, between U.S. Bank of
           Washington, National Association and Gargoyles, Inc. ...................
10.11      Limited Guaranty, dated March 22, 1995, by Trillium Corporation for the benefit of U.S. Bank of Washington, National Association................
10.12      Third Party Pledge Agreement, dated March 22, 1995, by Trillium
           Corporation for the benefit of U.S. Bank of Washington, National
           Association.............................................................
10.13      First Amendment to Credit Agreement, dated as of August 17, 1995, between U.S. Bank of Washington, National Association and Gargoyles,
           Inc. ...................................................................
10.14      Renewal Revolving Note, dated August 17, 1995, made by Gargoyles, Inc.
           to U.S. Bank of Washington, National Association........................
10.15      Second Amendment to Credit Agreement, dated as of December 15, 1995, between U.S. Bank of Washington, National Association and Gargoyles,
           Inc. ...................................................................
10.16      Renewal Revolving Note, dated December 15, 1995, made by Gargoyles, Inc.
           to U.S. Bank of Washington, National Association........................
10.17      Third Amendment to Credit Agreement, dated as of February 13, 1996, between U.S. Bank of Washington, National Association and Gargoyles,
           Inc. ...................................................................
10.18      Renewal Revolving Note, dated February 13, 1996, made by Gargoyles, Inc.
           to U.S. Bank of Washington, National Association........................

                                                                                     SEQUENTIALLY
                                                                                       NUMBERED
EXHIBITS                                 DESCRIPTION                                     PAGE
- --------   ------------------------------------------------------------------------  ------------
10.19      Acquisition Note, dated February 13, 1996, made by Gargoyles, Inc. to
           U.S. Bank of Washington, National Association...........................
10.20      Amended and Restated Limited Guaranty, dated as of February 13, 1996, by
           Trillium Corporation for the benefit of U.S. Bank of Washington,
           National Association....................................................
10.21      Pledge Agreement, dated as of February 13, 1996, by Gargoyles, Inc. for the benefit of U.S. Bank of Washington, National Association............
10.22      Third Party Pledge Agreement, dated as of February 13, 1996, by Trillium
           Investors II, L.L.C. for the benefit of U.S. Bank of Washington,
           National Association....................................................
10.23      Indemnity Agreement, dated as of February 13, 1996, by Gargoyles, Inc.
           and Trillium Corporation................................................
10.24      Stock Purchase Agreement, dated as of January 25, 1996, among Gargoyles,
           Inc., H.S.C., Inc., Douglas B. Hauff, H.S.I., a California corporation, dba Hobie Sunglasses and the Sellers listed therein.....................
10.25      Industrial Real Estate Lease (Multi-Tenant Facility), dated October 12,
           1995, between Gargoyles, Inc. and Cascade Investors.....................
10.26      Industrial Real Estate Lease (Single Tenant Facility), dated December
           16, 1993, between Gargoyles, Inc. and DB&D Partnership..................
10.27      Lease Amendment, dated as of March 17, 1995, between Gargoyles, Inc. and
           DB&D Partnership........................................................
10.28      Agreement, dated April 5, 1996, between Gargoyles, Inc. and Master
           Sports Equipment GmbH...................................................
10.29      Shareholders Agreement, dated as of March 22, 1995, among Gargoyles,
           Inc., Trillium Corporation, the Founder, Douglas Hauff and the other
           Shareholders listed therein.............................................
10.30      Amendment to Shareholders Agreement, dated as of December 8, 1995, among
           Gargoyles, Inc. and the Shareholders listed therein.....................
10.31      Amendment to Shareholders Agreement, dated as of December 8, 1995, among
           Gargoyles, Inc. and the Shareholders listed therein.....................
10.32      Gargoyles, Inc. Common Stock Purchase Warrant, dated January 1996, between Gargoyles, Inc. and Wally Walker................................
10.33      Amended and Restated Option Agreement, dated as of March 17, 1995, among
           Gargoyles, Inc., the Founder and Douglas B. Hauff.......................
10.34      Assignment and Assumption of Amended and Restated Option Agreement,
           dated as of March 22, 1995, between the Founder and the Investors listed therein.................................................................
10.35      Option Agreement, dated as of March 22, 1995, between Douglas Hauff and the Investors listed therein............................................
10.36+*    License Agreement between Gargoyles, Inc. and Dale Earnhardt............
10.37+     License Agreement, dated as of October 1995, as amended as of October
           18, 1995, between Gargoyles, Inc. and Ken Griffey, Jr. .................
10.38      Employment Agreement, dated as of March 22, 1995, between Gargoyles,
           Inc. and Douglas B. Hauff...............................................
10.39      Employment Agreement, dated as of March 22, 1995, between Gargoyles,
           Inc. and Steven R. Kingma...............................................
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                                                                                     SEQUENTIALLY
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
10.40      Employment Agreement, dated as of November 1, 1995, between Gargoyles,
           Inc. and G. Travis Worth................................................
10.41      Employment Agreement, dated as of March 22, 1995, between Gargoyles,
           Inc. and David W. Jobe..................................................
10.42      Form of Indemnity Agreement between Gargoyles, Inc. and each of its directors...............................................................
10.43      1995 Stock Incentive Compensation Plan..................................
10.44      Form of Equipment Note made by Gargoyles, Inc. to U.S. Bank of
           Washington, National Association........................................
10.45      Guaranty, dated as of March 7, 1995, by Gargoyles, Inc. to and for the benefit of Trillium Corporation.........................................
10.46      Retail License Agreement, dated August 7, 1995, between Warner Bros.
           Division of Time Warner Entertainment Company L.P. and Gargoyles, Inc.,
           as amended..............................................................
10.47      Amended and Restated Agreement Regarding Claim Rights, dated July 3,
           1996, by and between the Founder, Gargoyles, Inc. and Conquest Sports,
           Inc. ...................................................................
10.48+     Ratification of Settlement Agreement and General Release, dated as of
           August 27, 1996.........................................................
10.49+     Trademark License Agreement dated as of April 12, 1995..................
10.50      Agreement for Purchase of Common Stock, dated as of May 17, 1996, among
           Gargoyles, Inc., The Timberland Company, Douglas W. Lauer and the
           kindling company (formerly The D.W. Lauer Company)......................
10.51      Promissory Note, dated May 17, 1996, made by Gargoyles, Inc. to the kindling company........................................................
10.52      Contingent Demand Note, dated May 17, 1996, made by Gargoyles, Inc. to the kindling company....................................................
10.53      Employment Agreement, effective as of May 17, 1996, between Douglas W.
           Lauer and the kindling company..........................................
10.54      Investor Rights Agreement, dated as of May 17, 1996, among The D.W.
           Lauer Company, Douglas W. Lauer, Gargoyles, Inc. and The Timberland
           Company.................................................................
10.55+     License Agreement, dated as of May 17, 1996, among The Timberland
           Company, Gargoyles, Inc. and the kindling company.......................
10.56      Incentive Pool Agreement, effective as of May 17, 1996, between
           Gargoyles, Inc. and Douglas W. Lauer....................................
10.57      License Agreement, effective January 1, 1989, between Hobie Designs,
           Inc. and H.S.I. ........................................................
10.58+     License Agreement, dated as of June 1996, between Scottie Pippen and
           Gargoyles, Inc. ........................................................
10.59+     License Agreement, dated as of May 31, 1996, among Ixela, Inc., Alexi
           Lalas and Gargoyles, Inc. ..............................................
10.60      Fourth Amendment to Credit Agreement, dated as of March 15, 1996, between U.S. Bank of Washington, National Association and Gargoyles,
           Inc. ...................................................................
10.61      Form of Promissory Note made by Gargoyles, Inc. to Trillium
           Corporation.............................................................
10.62      Fifth Amendment to Credit Agreement, dated as of June 25, 1996, between
           U.S. Bank of Washington, National Association and Gargoyles, Inc. ......
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EXHIBITS                                 DESCRIPTION                                     PAGE
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
10.63      Renewal Revolving Note, dated June 25, 1996, made by Gargoyles, Inc. to
           U.S. Bank of Washington, National Association...........................
10.64      Renewal Acquisition Note, dated June 25, 1996, made by Gargoyles, Inc.
           to U.S. Bank of Washington, National Association........................
10.65*     Consent on behalf of Alexi Lalas........................................
10.66*     Consent of Mike Jacoby..................................................
10.67*     Consent on behalf of Ken Griffey, Jr....................................
10.68*     Consent on behalf of Scottie Pippen.....................................
10.69*     Consent on behalf of Dale Earnhardt.....................................
10.70*     Consent on behalf of Michele Taggart....................................
10.71*     Consent of Tommy Moe....................................................
11.1*      Computation of pro forma net income (loss) per share....................
16.1       Letter regarding change in accountants..................................
21.1       Subsidiaries of the registrant..........................................
23.1*      Consent of Ernst & Young LLP, Independent Accountants (contained on page II-7)..............................................................
23.2       Consent of Perkins Coie (contained in the opinion filed as Exhibit 5.1 hereto).................................................................
24.1       Power of Attorney.......................................................
24.2       Power of Attorney for William D. Ruckelshaus............................
27.1       Financial Data Schedule.................................................


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+  Confidential Treatment Requested.


*  Filed herewith.